QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 10, 2006

Registration No. 333-130965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

TECHWELL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	77-0451738 (I.R.S. Employer Identification No.)

408 East Plumeria Drive
San Jose, CA 95134
(408) 435-3888
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Fumihiro Kozato
President and Chief Executive Officer
408 East Plumeria Drive
San Jose, CA 95134
(408) 435-3888
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jorge del Calvo, Esq. Davina K. Kaile, Esq. James J. Masetti, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304-1115 (650) 233-4500	Christopher L. Kaufman, Esq. Harry H. Demas, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025-1105 (650) 328-4600

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 10, 2006

PROSPECTUS

             Shares

Common Stock

We are offering            shares of our common stock. The selling stockholders named in this prospectus are offering an additional            shares of common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the estimated initial public offering price of our common stock will be between $                   and $                    per share.

We have applied to list our common stock for quotation on The Nasdaq National Market under the symbol "TWLL."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Techwell (before expenses)	$	$
Proceeds to Selling Stockholders (before expenses)	$	$

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional    shares of common stock from us on the same terms and conditions as set forth above if the underwriters sell more than             shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities nor determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                         , 2006.

LEHMAN BROTHERS	COWEN & COMPANY

NEEDHAM & COMPANY, LLC

                                   PIPER JAFFRAY

PACIFIC GROWTH EQUITIES, LLC

                         , 2006

Techwell™

Video Decoder

TW9900 Line

Techwell

Security Surveillance

TW2800 Line

Techwell

LCD Display

TW8800 Line

Techwell
Techwell

Techwell™

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	7
Information Regarding Forward-Looking Statements	22
Use of Proceeds	23
Dividend Policy	23
Capitalization	24
Dilution	25
Selected Consolidated Financial Data	27
Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Business	50
Management	62
Related Party Transactions	70
Principal and Selling Stockholders	72
Description of Capital Stock	75
Shares Eligible For Future Sale	79
Underwriting	81
Legal Matters	87
Experts	87
Change In Independent Registered Public Accounting Firm	87
Where You Can Find Additional Information	88
Index to Financial Statements	F-1

        You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until                        , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "Risk Factors" beginning on page 7.

        We are a fabless semiconductor company that designs, markets and sells mixed signal integrated circuits for multiple video applications in the consumer, security surveillance and automotive markets. We target video applications based on digital technologies that receive and process analog video signals. These video applications include advanced TVs, multifunction LCD monitors, DVD recorders, camcorders, security surveillance systems and in-car displays. These applications receive analog video signals commonly generated by over-the-air TV broadcasts, by consumer electronics devices such as set-top boxes, DVD players, VCRs and camcorders and by surveillance cameras. We design both general purpose and application specific products that enable the conversion of analog video signals to digital form and perform advanced digital video processing to facilitate the display, storage and transport of video content. We believe this product strategy allows us to better address varying customer requirements, fully leverage our technology capabilities and achieve greater share within our target markets. Our semiconductors are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality under a wide range of signal conditions, enable high levels of integration and are cost effective.

        Our mixed signal semiconductors are used by over 95 companies, including IC Land, Lacewood and Samsung, which represented 10%, 10% and 9%, respectively, of our revenues for the year ended December 31, 2005. We began shipping our semiconductors in 1999, and to date, we have sold over 15 million semiconductors. Our revenues increased from $2.2 million in 2001 to $17.3 million in 2004 and reached $36.1 million for the year ended December 31, 2005. Although we incurred net losses through 2004, for the year ended December 31, 2005 our net income was $4.5 million. We currently expect to increase expense levels in each of the next several quarters to support increased research and development and sales and marketing efforts. These expenditures may not result in increased revenue or profitability in the future. In addition, although our revenues have grown rapidly in a short period of time, we do not expect to achieve similar growth rates in future periods.

        Video applications based on digital technology are experiencing rapid growth driven by significant improvements in the user experience, including enhanced video quality, increased functionality and reduced form factors. For example, according to DisplaySearch, the advanced TV market is expected to grow from 13.2 million units in 2004 to 101.8 million units in 2009, representing a compound annual growth rate of 50%. In addition, according to J.P. Freeman, the market for recorders, servers and multiplexers used in security surveillance systems that can incorporate our mixed signal video semiconductors is expected to grow from $2.5 billion in 2004 to $6.0 billion in 2009, representing a compound annual growth rate of 19%. According to Telematics Research Group, shipments of navigation, entertainment and driver information systems are expected to grow from a combined 16.5 million units in 2004 to a combined 47.2 million units in 2009, representing a compound annual growth rate of 23%. These systems are causing the proliferation of in-car LCD displays in the automotive market.

        To display, store and transport video content, digital video applications receive analog video signals based on multiple standards from a variety of sources. For example, terrestrial TV broadcast stations generate analog video signals that conform to standards varying by region, with over ten standards and sub-standards utilized worldwide. Video applications such as set-top boxes, VCRs, DVD players, game consoles, camcorders and surveillance cameras generate analog video signals that conform to popular analog video standards. These sources may generate video signals that are off-specification or weak, both of which deteriorate video quality. Off-specification signals are signals that have been generated with slight variations to specifications under a particular standard. Weak signals are signals that conform to specifications but result in high levels of noise. Digital video applications must support these standard analog video signals, even if they are off-specification or weak.

        Our mixed signal video semiconductors perform important functions in digital video applications and enable the conversion of analog video signals to digital form, even if they are off-specification or weak. In addition, our semiconductors incorporate advanced digital video processing to improve video quality and provide enhanced functionality.

        Over the last eight years, we have internally developed the combination of technologies, expertise and capabilities necessary for the conversion and processing of video signals. We do not depend on third parties for any material technology, expertise or capability. We believe our technology strengths include our advanced analog design capability, advanced digital video processing technology, expertise in TV broadcast and popular analog video standards and our ability to integrate analog and digital technologies in a standard complementary metal-oxide semiconductor, or CMOS, process.

        We believe that the combination of our technology strengths allows us to provide our customers with significant benefits, including:

        High Performance.    We enable our customers to achieve high video quality, limiting artifacts such as cross-color, crawling or dangling dots and stair-stepping or jagging that are commonly found when processing analog video signals. Our technology also enables our customers' products to support multiple standard signals, even if off-specification or weak, without sacrificing video quality. The result is high video quality under a wide range of signal conditions.

        High Levels of Integration.    We integrate our analog conversion and digital processing technologies into a single semiconductor. For example, in the security surveillance market, we integrate multiple video decoders and a system controller into a single highly integrated semiconductor, enabling our customers to reduce system-level costs significantly. Similarly, in the automotive market, we integrate a video decoder, display processor and timing controller into a single semiconductor, also enabling our customers to reduce system-level costs.

        Cost Effectiveness.    Our proprietary video decoding architecture and our standard CMOS process design expertise allow us to reduce the number of transistors required to design semiconductors cost effectively.

        Our objective is to be the leading provider of high performance and cost effective mixed signal semiconductors for multiple digital video applications. To achieve this objective, we expect to continue to:

  •
  Target multiple high growth video applications;

  •
  Introduce additional general purpose and application specific products;

  •
  Develop new technologies; and

  •
  Expand customer relationships.

        We also face several challenges as we grow our business, including the need to generate and sustain higher revenue while maintaining reasonable cost and expense levels, the uncertainty of the growth in demand for digital video applications in the consumer, security surveillance and automotive markets, declines in average selling prices and the cyclicality of the semiconductor industry in general. Our ability to grow our business also depends on our ability to compete successfully, to develop new products and enhance our existing products and to protect our intellectual property. We also face risks associated with the outsourcing of our manufacturing and with our international operations. If we are unable to adequately address these challenges, our ability to grow our business will be negatively impacted.

Corporate Information

        We were incorporated as a California corporation in March 1997. In March 2006, we reincorporated in Delaware. Our principal executive office is located at 408 East Plumeria Drive, San Jose, CA 95134. Our telephone number at that location is (408) 435-3888. Our website address is www.techwellinc.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

        TECHWELL is our trademark, and an application to register TECHWELL in the United States is pending. The Techwell logo is our trademark. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

The Offering

Common stock offered by Techwell	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including as yet undetermined amounts related to working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions. We will not receive any proceeds from the shares sold by the selling stockholders.
Proposed Nasdaq National Market symbol	TWLL

        Unless otherwise stated, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares as of December 31, 2005 of our convertible preferred stock into 12,777,118 shares of common stock immediately prior to completion of this offering; and

  •
  no exercise of the underwriters' option to purchase from us and the selling stockholders an aggregate of             additional shares of common stock.

        The number of shares of common stock to be outstanding immediately after this offering:

  •
  is based upon 4,369,058 shares of common stock outstanding as of December 31, 2005;

  •
  excludes 2,417,728 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, at a weighted average exercise price of $1.22 per share; and

  •
  excludes 1,258,464 shares of common stock available for future issuance under our stock option plans as of December 31, 2005 and 1,990,000 shares reserved for issuance under our 2006 stock incentive plan, which was approved by our board of directors in November 2005 but remains subject to stockholder approval.

Summary Financial Data

        The following table presents our summary historical financial information. The summary balance sheet data as of December 31, 2005 and the selected statements of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited financial statements that are included elsewhere in this prospectus. You should read this information together with the financial statements and related notes, unaudited pro forma as adjusted financial information and other information under Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

	Year Ended December 31,
	2003	2004	2005
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$11,128	$17,251	$36,051
Cost of revenues(1)	8,862	8,780	17,304

Gross profit	2,266	8,471	18,747

Operating expenses:
Research and development(1)	4,651	6,319	8,684
Sales and marketing(1)	1,854	2,388	3,651
General and administrative(1)	1,055	1,410	2,079
Restructuring costs	—	224	—

Total operating expenses	7,560	10,341	14,414

Income (loss) from operations	(5,294)	(1,870)	4,333
Interest income	95	179	368

Income (loss) before income taxes	(5,199)	(1,691)	4,701
Income taxes	—	51	160

Net income (loss)	$(5,199)	$(1,742)	$4,541

Basic net income (loss) per share	$(2.16)	$(0.49)	$1.14
Shares used in computing basic net income (loss) per share	2,405	3,591	3,993
Diluted net income (loss) per share	$(2.16)	$(0.49)	$0.25
Shares used in computing diluted net income (loss) per share	2,405	3,591	18,434

(1)
Amounts include stock-based compensation as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Costs and expenses:
Cost of revenues	$48	$22	$31
Research and development	447	474	427
Sales and marketing	299	310	284
General and administrative	339	116	158
	As of December 31, 2005
	Actual	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,982
Working capital	21,152
Total assets	25,644
Redeemable convertible preferred stock	40,777
Total stockholders' deficit	$(19,210)

        The preceding table presents a summary of our balance sheet data as of December 31, 2005:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 12,777,118 shares of common stock immediately prior to completion of this offering, as adjusted to give effect to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $                  per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

Fluctuations in our revenue and operating results on a quarterly basis could cause the market price of our common stock to decline.

        Our revenue and operating results are difficult to predict, have in the past fluctuated, and may in the future fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. This would likely cause the market price of our common stock to decline. Our quarterly operating results are affected by a number of factors, including:

  •
  unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

  •
  the loss of one or more of our customers, causing a significant reduction or postponement of orders from these customers;

  •
  decreases in the overall average selling prices of our products;

  •
  changes in the relative sales mix of our products;

  •
  changes in our cost of finished goods;

  •
  the availability, pricing and timeliness of delivery of other components used in our customers' products;

  •
  our customers' sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

  •
  product obsolescence and our ability to manage product transitions;

  •
  our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

  •
  the timing of new product announcements or introductions by us or by our competitors.

        We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. We have limited historical financial data from which to predict future sales for our products. As a result, it is difficult for us to forecast our future revenue and budget our operating expenses accordingly. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

We had a material weakness in internal control over financial reporting in the past that caused the restatement of our financial statements for 2002, 2003 and 2004. We also have a number of significant deficiencies and control deficiencies in our internal control over financial reporting. We cannot assure you that additional material weaknesses, significant deficiencies and control deficiencies in our internal controls will not be identified in the future. If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately, which may cause investors to lose confidence in our reported financial information and have an adverse effect on the trading price of our common stock.

        Our independent registered public accounting firm has reported to us a material weakness in our internal controls over financial reporting that has permitted material misstatements of our financial statements in the past. As a result, we restated our financial statements for 2002, 2003 and 2004. The material weakness in our internal controls over financial reporting that permitted material misstatements of our financial statements was identified by our independent registered public accounting firm in connection with the audit of our financial statements for the nine months ended September 30, 2005, along with other matters involving our internal controls that constituted significant deficiencies and control deficiencies, as established in PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, which we refer to as PCAOB AS No. 2. Our independent registered public accounting firm was not, however, engaged to audit, nor has it audited, the effectiveness of our internal control over financial reporting. Accordingly, our independent registered public accounting firm has not rendered an opinion on our internal control over financial reporting. Likewise, we have not performed an evaluation of internal controls over financial reporting, as we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies and other control deficiencies may have been or may be identified. For a further discussion of the material weakness and the significant deficiencies and control deficiencies in our internal controls, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal controls over financial reporting."

        Although we have taken measures that we believe remediated the material weakness and one of the significant deficiencies as of December 31, 2005 and we intend to take measures that will remediate other significant deficiencies and control deficiencies, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, significant deficiencies and control deficiencies. Our independent registered public accounting firm has not evaluated any of the measures we have taken, or that we propose to take, to address the material weakness and the significant deficiencies and control deficiencies discussed above. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in implementation, could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect management's assessment of our disclosure controls and procedures, required with the filing of our quarterly and annual reports after our initial public offering, and the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal controls over financial reporting that will be required when the SEC's rules under Section 404 of the Sarbanes-Oxley Act for 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2007, to be filed in early 2008. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

We have a history of losses, have only recently become profitable and may not sustain or increase profitability in the future which may cause the market price of our common stock to decline.

        We first became profitable in the second quarter of 2005. We incurred significant net losses prior to that quarter. As of December 31, 2005, we had an accumulated deficit of approximately $23.2 million. To sustain or increase profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We currently expect to increase expense levels in each of the next several quarters to support increased research and development and sales and marketing efforts. These expenditures may not result in increased revenue or customer growth. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. We may not be able to sustain or increase profitability on a quarterly or an annual basis. This may, in turn, cause the price of our common stock to decline.

If the growth of demand for digital video applications for the consumer, security surveillance and automotive markets does not continue, our ability to increase our revenue could suffer.

        Our ability to increase our revenue will depend on increased demand for digital video applications in the consumer, security surveillance and automotive markets. If our target markets do not grow as rapidly or to the extent we anticipate, our business could suffer. The growth of our target markets is uncertain and will depend in particular upon:

  •
  consumer confidence and the continued increase of consumer spending levels;

  •
  the pace at which new digital video applications are adopted;

  •
  a continued reduction in the costs of products in these markets; and

  •
  the availability, at a reasonable price, of components required by such products, such as liquid crystal display, or LCD, panels.

The average selling prices of our semiconductor products have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross profits.

        The semiconductor products we develop and sell are subject to rapid declines in average selling prices. From time to time, we have had to reduce our prices significantly to meet customer requirements, and we may be required to reduce our prices in the future. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. This would cause our gross margins to decline. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We face intense competition and may not be able to compete effectively, which could reduce our market share and decrease our net revenue and profitability.

        The markets in which we operate are extremely competitive and are characterized by rapid technological change, continuously evolving customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We compete with large semiconductor manufacturers and designers. Most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. This may allow them to respond more quickly than we can to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. Many of our current and potential customers have their own internally developed semiconductor solutions and may choose not to purchase products from third party suppliers like us.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed.

        We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and harm the market's perception of us. We believe that our future success is highly dependent on the contributions of Fumihiro Kozato, our president and chief executive officer, and Dr. Feng Kuo, our chief technical officer. We do not have long-term employment contracts with these or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

        Several members of our board of directors and management team recently joined us. For example, Mark Voll, our chief financial officer, joined us in November 2005. Because of these recent changes, our management has not worked together as a group for an extended period of time and may not work together as effectively to execute our revenue goals, implement our strategies and manage our operations as they would if they had worked together for a longer period of time. If our management team is unable to accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be impaired.

If we fail to develop new products and enhance our existing products in order to react to rapid technological change and market demands, our business will suffer.

        We must develop new products and enhance our existing products with improved technologies to meet rapidly evolving customer requirements. We need to design products for customers who continually require higher performance and functionality at lower costs. We must, therefore, continue to cost-effectively add features that enhance performance and functionality to our products. The development process for these advancements is lengthy and requires us to accurately anticipate technological innovations and market trends. Developing and enhancing these products is uncertain and can be time-consuming, costly and complex.

        There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications or not be competitive with products from our competitors that offer comparable or superior performance and functionality. Any new products or product enhancements may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products or product enhancements on a cost-effective basis.

If we fail to achieve initial design wins for our products, we may lose the opportunity for sales for a significant period of time to customers and be unable to recoup our investments in our products.

        We expend considerable resources in order to achieve design wins for our products, especially our new products and product enhancements. Once a customer designs a semiconductor into a product, it is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. If we fail to achieve an initial design win in a customer's qualification process, we may lose the opportunity for significant sales to that customer for a number of its products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our products, which would harm our business.

If we fail to develop, in a timely manner, or at all, technologies that address the demands of a shift from analog broadcast TV to digital broadcast TV, our operating results could suffer.

        Our semiconductors are principally designed to decode analog broadcast TV signals into digital images. We believe the transmission of broadcast TV signals will over time shift from analog signals to digital signals. We are in the process of developing mixed signal and digital technology to decode digital signals. However, transmission of digital video involves a combination of emerging technologies. The complexities of these technologies and the variability in implementations between manufacturers may cause our development of semiconductors to be costly and time-consuming. We may never obtain the benefits of our investment in developing this technology. The complexities of digital broadcast technologies may also cause some of the semiconductors we are developing to ultimately work incorrectly for reasons that may be either related or unrelated to our products, or not be interoperable with other key products. Delays or difficulties in integrating our semiconductors into digital broadcast TV products or the failure of products incorporating digital broadcast TV to achieve broad market acceptance could have an adverse effect on our business.

A significant portion of our products are sold into the consumer and security surveillance markets, and if sales of our semiconductors into these markets decline or do not increase, or if we do not increase our sales into the automotive market, our business and financial results could suffer.

        We sell semiconductors targeted for the consumer, security surveillance and automotive markets. We believe that for the year ended December 31, 2005 more than 80% of our sales were derived from the sale of our products designed for the consumer and security surveillance markets. If sales of semiconductors into these markets decline or do not increase, or if demand slows in these markets generally, our operating results would suffer. In addition, we have increased our focus on the automotive market and devoted substantial resources to the development of semiconductors for digital video applications that address this market. If we are not successful in selling our semiconductors into this market, we may not recover the costs associated with our efforts in this area and our operating results could suffer.

Our customers in the consumer market experience seasonality, which is likely to cause our revenues to fluctuate.

        A significant number of our semiconductors are sold for use in the consumer market. Our customers who manufacture products for the consumer market experience seasonality in the sales of their products, which in turn may affect the timing and volume of orders for our semiconductors. Because the consumer market for digital video applications is characterized by this seasonality, our operating results may vary significantly from quarter to quarter. For example, we generally experience lower sales in the first calendar quarter with our video decoder and LCD display products as a result of the seasonality associated with the consumer markets. These sales fluctuations are expected to continue.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect our financial results could be negatively impacted.

        Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may cancel purchase orders or defer the shipments of our products. We manufacture our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which would increase our losses. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.

We do not expect to sustain the growth rate of our recent revenues.

        Our revenues have grown rapidly in a short period of time. For example, our revenues have increased 88% from $5.7 million for the quarter ended December 31, 2004 to $10.8 million for the quarter ended December 31, 2005. We do not expect to achieve similar growth rates in future periods. You should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our stock price may decline and we may not have adequate financial resources to execute our business objectives.

Changes in our tax rates could affect our future results.

        Our future effective tax rates could be favorably or unfavorably affected by the absolute amount and future geographic distribution of our pre-tax income, our ability to successfully shift our operating activities to our foreign operations and the amount and timing of intercompany payments from our foreign operations subject to United States income taxes related to the transfer of certain rights and functions. In addition, we are subject to the examination of our income tax returns by the Internal

Revenue Service and other tax authorities. The outcomes of these examinations, if they occur, could harm our net income and financial condition.

Future transactions may limit our ability to use our net operating loss carryforwards.

        As of December 31, 2005, we had federal and state tax net operating loss carryforwards of approximately $14 million and $9 million, respectively. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its net operating loss carry forwards to reduce its tax liability. Due in part to equity financings, we experienced "ownership changes" as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carryforwards and credit carryforwards is limited by the annual limitations described in Sections 382 and 383 of the Code.

We may not be able to manage our future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth.

        We are experiencing a period of significant growth and expansion, which has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and financial resources. We plan to hire additional employees to support an increase in research and development as well as increase our sales and marketing efforts. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively:

  •
  hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel and financial and information technology personnel;

  •
  continue to enhance our customer resource management and manufacturing management systems;

  •
  implement additional and improve existing administrative, financial and operations systems, procedures and controls, including the requirements of the Sarbanes-Oxley Act of 2002;

  •
  expand and upgrade our technological capabilities; and

  •
  manage multiple relationships with our customers, distributors, suppliers and other third parties.

        Our efforts may require substantial managerial and financial resources and may increase our operating costs even though these efforts may not be successful. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We may experience unforeseen delays, expenses or lower than expected product yields for our semiconductors manufactured by our third party vendors, which could increase our costs and prevent us from recognizing the benefits of new technologies we develop.

        We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future that may render our new or enhanced products, when introduced, obsolete and unmarketable. In addition, it is often difficult for semiconductor foundries to achieve satisfactory product yields. Product yields depend on both our product design and the manufacturing process technology unique to the semiconductor foundry. Since low yields may result from either design or process difficulties, identifying yield problems can only occur well into the production cycle after a product that can be physically analyzed and tested exists. Poor yields from our foundry could cause us to sell our products at lower gross margins and therefore harm our financial results.

Defects in our products could increase our costs, cause customer claims and delay our product shipments.

        Although we test our products, they are complex and may contain defects and errors. In the past, we have encountered defects and errors in our products. For example, in 2003 we were unable to sell certain products to a customer for whom these products were specifically designed as a result of our failure to produce a product that met this customer's specifications. We believe this customer secured the product from another vendor. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns and product liability claims against us, which may not be fully covered by insurance. Any of these could harm our business.

We rely on a limited number of independent subcontractors for the manufacture, assembly and testing of our semiconductors, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

        We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We currently rely on Taiwan Semiconductor Manufacturing Corporation, or TSMC, to produce all of our semiconductors. We rely on Advanced Semiconductor Engineering, Inc., or ASE, to assemble, package and test our products. If these vendors do not provide us with high-quality products, services and production and test capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer and our sales could decrease. Other significant risks associated with relying on these third-party vendors include:

  •
  reduced control over product cost, delivery schedules and product quality;

  •
  potential price increases;

  •
  inability to achieve required production or test capacity and acceptable yields on a timely basis;

  •
  longer delivery times;

  •
  increased exposure to potential misappropriation of our intellectual property;

  •
  shortages of materials that foundries use to manufacture products;

  •
  labor shortages or labor strikes; and

  •
  quarantines or closures of manufacturing facilities due to the outbreak of viruses, such as SARS, the avian flu or any similar future outbreaks in Asia.

        We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Neither TSMC nor ASE has provided contractual assurances to us that adequate capacity will be available for us to meet future demand for our products. These third party vendors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than we are or that have long-term agreements with TSMC or ASE may cause either or both of them to reallocate capacity to those customers, decreasing the capacity available to us.

We plan to retain additional foundries to manufacture our semiconductors, which could disrupt our current manufacturing process and negatively impact our sales volumes and net revenue.

        As a result of the complexity in manufacturing our semiconductors, it is difficult to retain and rely on a new foundry. We may not be able to enter into a relationship with a new foundry that produces satisfactory yields on a cost-effective basis. If we need another foundry because of increased demand, or the inability to obtain timely and adequate deliveries from our current provider, we might not be able to cost-effectively and quickly retain other vendors to satisfy our requirements. Any failure to successfully integrate a new foundry could negatively impact our sales volumes and net revenue.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

        To reduce costs and maintain our gross margins, we intend to transition our semiconductors to increasingly smaller geometries and achieve higher levels of design integration. This transition requires us to modify the manufacturing processes for our products and to redesign some products, which may result in delays in product deliveries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies and new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses in the future. If our foundry, or we, experience significant delays in these transitions or fail to efficiently implement these transitions, our business, financial condition and results of operations could suffer.

Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

        The percentage of our revenues attributable to sales to customers in Asia was 98% in 2004 and 99% in 2005. We expect that revenues from customers in Asia will continue to account for substantially all of our revenues. Currently, we maintain international sales offices in Asia, and we rely on a network of third-party sales representatives to sell our products internationally. We have also established offices in Taiwan and South Korea, which serve various aspects of our business. Moreover, we have in the past relied on, and expect to continue to rely on, suppliers, manufacturers and subcontractors located in Asia, including Taiwan. Accordingly, we are subject to several risks and challenges, any of which could harm our business and financial results. These risks and challenges include:

  •
  difficulties and costs of staffing and managing international operations across different geographic areas and cultures;

  •
  compliance with a wide variety of domestic and foreign laws and regulations, including those relating to the import or export of semiconductor products;

  •
  legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

  •
  our ability to receive timely payment and collect our accounts receivable;

  •
  political, legal and economic instability, foreign conflicts and the impact of regional and global infectious illnesses such as the SARS outbreak or avian flu in the countries in which we and our customers, suppliers, manufacturers and subcontractors are located;

  •
  legal uncertainties regarding protection for intellectual property rights in some countries; and

  •
  fluctuations in freight rates and transportation disruptions.

Our sales cycle can be lengthy, which could result in uncertainty and delays in generating revenue.

        Because our products are based on constantly evolving technologies, we have experienced a lengthy sales cycle for some of our semiconductors, particularly those designed for digital video applications in the automotive market. Our sales cycle typically ranges from six to 12 months. We may experience a delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory and the time we generate revenue, if any, from these expenditures. In addition, because we do not have long-term commitments from our customers, we must repeat our sales process on a continual basis even for current customers looking to purchase a new product. As a result, our business could be harmed if a customer reduces or delays its orders, chooses not to release products incorporating our semiconductors or elects not to purchase a new product or product enhancements from us.

We primarily sell our semiconductors through distributors, and if our relationships with one or more of those distributors were to terminate, our operating results may be harmed.

        We market and distribute our products primarily through distributors. This distribution channel has been characterized by rapid change and consolidations. Distributors have accounted for a significant portion of our revenues in the past. Sales to our distributors represented 65% of our revenues in 2005.

        Our operating results and financial condition could be significantly disrupted by the loss of one or more of our current distributors and sales representatives, volume pricing discounts, order cancellations, delays in shipment by one of our major distributors or sales representatives or the failure of our distributors or sales representatives to successfully sell our products.

We rely primarily upon copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

        We seek to protect our proprietary design processes, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

  •
  the laws of other countries in which we market our semiconductors, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies;

  •
  people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting these actions; and

  •
  policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

        Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without compensating us for doing so. For example, if the foundry that manufactures our semiconductors loses control of our intellectual property, it would be more difficult for us to take remedial measures since it is located in Taiwan, which does not have the same protection for intellectual property as is provided in the United States. Any inability to adequately protect our proprietary rights could harm our ability to compete, generate revenue and grow our business.

We may not obtain sufficient patent protection on the technology embodied in the semiconductors we currently manufacture and market, which could harm our competitive position and increase our expenses.

        Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the semiconductors we currently manufacture and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining patent protection for our proprietary technology. As of December 31, 2005, we had three issued patents in the United States and two patent applications pending in the United States and two applications pending in foreign jurisdictions. These patents and patent applications cover aspects of the technology in the semiconductors we currently manufacture and market, including a patent for our video decoding architecture. Patents that we currently own do not cover all of the semiconductors that we presently manufacture and market. Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The term of any issued patents would be 20 years from its filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our issued patents have expiration dates ranging from September 2, 2019 to March 27, 2020. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide us with competitive advantages. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States, making it difficult for us to effectively protect our intellectual property from misuse or infringement by anyone in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important to our business or our competitive position.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to sell our products and divert the attention of management and technical personnel.

        Our industry is characterized by frequent litigation regarding patent and other intellectual property rights. In September 2000, we received a letter from another entity claiming to have patents in certain technology and inviting us to take a license under these patents that apply to comb filters, phase demodulation, oversampling and interpolation or scaling and deinterlacing. This third party, however, has failed to specify which of our products or technologies allegedly infringe on its patents. We cannot assess the potential impact on our business because we cannot currently identify which of our products and technologies, if any, might be impacted by the potential claim. Our discussions with this third party are ongoing. We also were recently a party to an administrative proceeding in front of the intellectual property tribunal in South Korea in which another party unsuccessfully sought a determination that our TW2824 and TW2834 products infringed a South Korean patent allegedly held by that party. We have certain indemnification obligations to customers under our contract development projects with respect to any infringement of third-party patents and intellectual property rights by our products. If a lawsuit were to be filed against us in connection with an offer to license technology or claims of infringement, our business would be harmed.

        Questions of infringement in the digital video applications market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation, could cause our customers to use our competitors' products and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business.

Our headquarters are located in California and our third-party manufacturing, assembly and testing vendors are concentrated in Asia and elsewhere in the Pacific Rim, areas subject to significant earthquake risks. Any disruption to our or their operations resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

        TSMC, which manufactures our semiconductors, and ASE, which performs substantially all of our assembly and testing facilities, are each located in Taiwan. In addition, our headquarters are located in Northern California. The risk of an earthquake or extreme weather in the Pacific Rim region or an earthquake in Northern California is significant due to the proximity of major earthquake fault lines. In September 1999, a major earthquake in Taiwan affected the facilities of TSMC and ASE, as well as other providers of foundry, packaging and test services. In 2005, several typhoons also disrupted the operations of TSMC and ASE. As a result of these natural disasters, these contractors suffered power outages and disruptions that impaired their production capacity. In March 2002 and June 2003, additional earthquakes occurred in Taiwan. The occurrence of earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. We may not be able to obtain alternate capacity on favorable terms, if at all, which could harm our operating results.

We may pursue acquisitions or investments in complementary technologies and businesses, which could harm our operating results and may disrupt our business.

        In the future, we may pursue acquisitions of, or investments in, complementary technologies and businesses. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management's attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

        We prepare our financial statements to conform with accounting principles generally accepted in the United States of America, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the Securities and Exchange Commission, or SEC, and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised. The FASB and other agencies have made changes to GAAP that will require us, starting in our first quarter of fiscal 2006, to record a charge to earnings for the estimated fair value of employee stock option grants and other equity incentives, whereas under existing accounting rules charges are required only for the intrinsic value, if any, of such awards to employees. We may have significant and ongoing accounting charges under the new rules resulting from option grant and other equity incentive expensing, which could reduce our overall net income. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us or require us to pay more cash compensation and therefore make it more difficult for us to attract and retain employees.

Risks Related to Our Industry

Due to the cyclical nature of the semiconductor industry, our operating results may fluctuate significantly, which could adversely affect the market price of our common stock.

        The semiconductor industry is highly cyclical and subject to rapid change and evolving industry standards and, from time to time, has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors have caused and could cause substantial fluctuations in our net revenue and in our operating results. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of this industry to fully recover from downturns could harm our business. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results have varied and may vary significantly as a result of the general conditions in the semiconductor industry, which could cause our stock price to decline.

The demand for semiconductors is affected by general economic conditions, which could impact our business.

        The United States and international economies have recently experienced a period of slow economic growth. A sustained economic recovery is uncertain. In addition, terrorist acts and similar events, turmoil in the Middle East or war in general, could contribute to a slowdown of the market demand for our products. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results. Our business has been adversely affected by previous economic downturns. For example, during the global economic downturn in 2002 to 2003, demand for many semiconductor and consumer electronics products suffered as consumers delayed purchasing decisions or changed or reduced their discretionary spending. As a result, demand for our products suffered and we had to implement restructuring initiatives to align our corporate spending with a slower than anticipated revenue growth during that timeframe.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

        Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general has, and The Nasdaq National Market and technology companies in particular have, experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against companies that experienced such volatility. This litigation, if instituted against us, regardless of its outcome, could result in substantial costs and a diversion of our management's attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

        We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

  •
  market acceptance of our products;

  •
  the need to adapt to changing technologies and technical requirements;

  •
  the existence of opportunities for expansion; and

  •
  access to and availability of sufficient management, technical, marketing and financial personnel.

        If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

        Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have            shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of lock-up agreements under which our directors, executive officers and most of our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, as follows:

Number of Shares	Date of Availability for Sale

        Any or all of these shares may be released prior to expiration of the 180-day lock-up period at the discretion of Lehman Brothers Inc. without prior notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lock-up period,            shares of our common stock outstanding after this offering will become available for sale. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

        In addition, after this offering, the holders of approximately            shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act.

Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

        Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $                              per share in net tangible book value, based on an assumed initial offering price of $                              per share of common stock. The exercise of 2,417,728 options which are outstanding as of December 31, 2005 may result in further dilution.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

        After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately      % of our outstanding common stock. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

        We intend to use our net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have not reserved or allocated our net proceeds for any specific purpose, and we cannot state with certainty how our management will use our net proceeds. Accordingly, our management will have considerable discretion in applying our net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We may use our net proceeds for purposes that do not result in any increase in our results of operations or market value. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

        Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

  •
  the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;

  •
  the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

  •
  the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

  •
  the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the indemnification of directors and officers and the ability of stockholders to take action;

  •
  the required approval of holders of at least a majority of the shares entitled to vote at an election of directors to remove directors for cause; and

  •
  the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

        In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would without these provisions.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added an independent director, created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our expectations regarding our expenses and sales;

  •
  our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

  •
  plans for future products, for enhancements of existing products and for development of new technologies;

  •
  our anticipated growth strategies;

  •
  existing and new customer relationships and design wins;

  •
  our technology strengths;

  •
  our intellectual property;

  •
  anticipated trends and challenges in our business and the markets in which we operate; and

  •
  sources of new revenue.

        In some cases, you can identify forward-looking statements by terms such as "may," "might," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "will," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains statistical data that we obtained from industry publications and reports generated by DisplaySearch, J.P. Freeman and Telematics Research Group. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

        We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $            , based on an assumed initial public offering price of $            per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of common stock in full, our net proceeds will be approximately $            . We will not receive any proceeds from the sale of shares of common stock by our selling stockholders. The principal purposes for this offering are to increase our working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We selected a primary offering size that we believe should be adequate to enable us to execute on our business plan for at least the next 18 to 24 months. We intend to use our net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions. We do not have more specific plans for the net proceeds from this offering.

        We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

CAPITALIZATION

        The following table describes our capitalization as of December 31, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares as of December 31, 2005 of convertible preferred stock into 12,777,118 shares of common stock immediately prior to completion of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the automatic conversion of all of our outstanding shares as of December 31, 2005 of convertible preferred stock into 12,777,118 shares of common stock immediately prior to the completion of this offering and the sale by us of             shares of common stock in this offering at an assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Redeemable convertible preferred stock, $0.001 par value; 12,787,118 shares authorized, actual; 12,777,118 shares issued and outstanding, actual; no shares authorized, pro forma; no shares issued and outstanding pro forma; no shares authorized, pro forma as adjusted; no shares issued or outstanding, pro forma as adjusted	$40,777	$—	$—

Stockholders' equity (deficit):
Preferred stock, $.001 par value; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 25,000,000 shares authorized, actual; 4,369,058 shares issued and outstanding, actual; 250,000,000 shares authorized, pro forma; 17,146,176 shares issued and outstanding, pro forma; 250,000,000 shares authorized, pro forma as adjusted; shares issued and outstanding, pro forma as adjusted	4	17
Additional paid-in capital	5,355	46,119
Deferred stock-based compensation	(1,323)	(1,323)
Accumulated deficit	(23,246)	(23,246)

Total stockholders' equity (deficit)	(19,210)	21,567

Total capitalization	$25,644	$21,567

        The actual, pro forma and pro forma as adjusted information set forth in the table:

  •
  excludes 2,417,728 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, at a weighted average exercise price of $1.22 per share;

  •
  excludes 1,258,464 shares of common stock available for future issuance under our stock option plans as of December 31, 2005 and 1,990,000 shares reserved for issuance under our 2006 stock incentive plan, which was approved by our board of directors in November 2005 and subject to stockholder approval; and

  •
  assumes no exercise of the underwriters' option to purchase from us and the selling stockholders an aggregate of             shares of common stock.

DILUTION

        Our pro forma net tangible book value as of December 31, 2005 was approximately $21.6 million, or $1.26 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all shares of convertible preferred stock outstanding as of December 31, 2005 into 12,777,118 shares of our common stock. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on an as adjusted basis. After giving effect to the sale of the             shares of common stock by us at an assumed initial public offering price of $             per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2005 would have been $            , or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering	$1.26
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

        If the underwriters exercise their option to purchase additional shares of common stock from us and the selling stockholders in full, the pro forma net tangible book value per share after giving effect to this offering would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

        The following table summarizes as of December 31, 2005 the number of shares of common stock purchased from us, excluding 87,501 shares subject to our right of repurchase, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	17,146,176%		$46,760,314%		$2.73
New investors

Total		100.0%		$100.0%

        The table above assumes no exercise of any outstanding stock options. As of December 31, 2005, there were 2,417,728 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.22 per share and there were 1,258,464 shares of common stock available for future issuance under our stock option plans and 1,990,000 shares reserved for issuance under our 2006 stock incentive plan approved by our board of directors in November 2005 and subject to stockholder approval.

        To the extent that any of these options are exercised, there will be further dilution to new investors.

        Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to            , or    % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to            , or    % of the total number of shares of our common stock outstanding after this offering. If the underwriters' option to purchase additional shares from us is exercised in full, the number of shares held by new investors would increase to             , or    % of the total number of shares of our common stock outstanding after this offering.

        As of December 31, 2005, assuming the conversion of all outstanding shares of convertible preferred stock into common stock and the exercise and payment of all outstanding options and after giving effect to this offering, net tangible book value would have been approximately $     million, representing dilution of $             per share to new investors. The table below assumes the exercise of all stock options to purchase shares of our common stock outstanding at December 31, 2005.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	17,146,176%		$46,760,314%		$2.73
Shares subject to options

Subtotal
New investors

Total		100.0%		$100.0%

If the underwriters' option to purchase additional shares of common stock from us and the selling stockholders is exercised in full and assuming no exercise of any such outstanding stock options to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to    % of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to             shares or    % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 and 2005 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$2,206	$4,844	$11,128	$17,251	$36,051
Cost of revenues(1)	1,976	3,237	8,862	8,780	17,304

Gross profit (loss)	230	1,607	2,266	8,471	18,747

Operating expenses:
Research and development(1)	2,902	4,680	4,651	6,319	8,684
Sales and marketing(1)	1,065	1,640	1,854	2,388	3,651
General and administrative(1)	2,698	1,278	1,055	1,410	2,079
Restructuring costs	—	—	—	224	—

Total operating expenses	6,665	7,598	7,560	10,341	14,414

Income (loss) from operations	(6,435)	(5,991)	(5,294)	(1,870)	4,333
Interest income	199	76	95	179	368

Income (loss) before income taxes	(6,236)	(5,915)	(5,199)	(1,691)	4,701
Income taxes	—	48	—	51	160

Net income (loss)	$(6,236)	$(5,963)	$(5,199)	$(1,742)	$4,541

Basic net income (loss) per share	$(3.50)	$(2.81)	$(2.16)	$(0.49)	$1.14
Shares used in computing basic net income (loss) per share	1,782	2,120	2,405	3,591	3,993
Diluted net income (loss) per share	$(3.50)	$(2.81)	$(2.16)	$(0.49)	$0.25
Shares used in computing diluted net income (loss) per share	1,782	2,120	2,405	3,591	18,434

(1)
Amounts include stock-based compensation as follows:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Costs and expenses:
Cost of revenues	$361	$42	$48	$22	$31
Research and development	519	719	447	474	427
Sales and marketing	82	125	299	310	284
General and administrative	1,737	623	339	116	158
	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,199	$5,013	$8,248	2,069	$15,982
Working capital	4,499	4,986	12,005	12,023	21,152
Total assets	5,446	6,242	15,507	14,143	25,644
Redeemable convertible preferred stock	15,721	20,641	37,889	37,868	40,777
Total stockholders' deficit	$(10,956)	$(15,339)	$(24,800)	$(25,458)	$(19,210)

No cash dividends have been declared for any period presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a fabless semiconductor company that designs, markets and sells mixed signal integrated circuits for multiple video applications in the consumer, security surveillance and automotive markets. We target video applications based on digital technologies that receive and process analog video signals. These video applications include advanced TVs, multifunction LCD monitors, DVD recorders, camcorders, security surveillance systems and in-car displays. These applications receive analog video signals commonly generated by over-the-air TV broadcasts, by consumer electronics devices such as set-top boxes, DVD players, VCRs and camcorders and by surveillance cameras. We design both general purpose and application specific products that enable the conversion of analog video sources to digital form and perform advanced digital video processing to facilitate the display, storage and transport of video content. We believe this product strategy allows us to better address varying customer requirements, fully leverage our technology capabilities and achieve greater share within our target markets. Our semiconductors are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality under a wide range of signal conditions, enable high levels of integration and are cost effective.

        We commenced operations in 1997. From 1997 to 1999, we were primarily involved in developing our technology. We shipped our first generation video decoder in 1999. Since 1999, our business has experienced significant growth primarily as a result of our ability to develop new products, obtain design wins and convert these design wins into revenues. We generated revenues from the sale of over 20 different products in 2005.

        We have three principal semiconductor product lines: video decoder products, security surveillance products and liquid crystal display, or LCD, products. Our video decoder products, which we view as general purpose products, are high-performance mixed signal semiconductors that decode analog TV broadcast signals, including National Television Systems Committee, or NTSC, phase alternation line, or PAL, and sequential color with memory, or SECAM, and popular analog video signals, including composite, S-Video, component and Syndicate of Radio and Television Manufacturers, or SCART, into a standard digital format. In 2006, we intend to expand the video decoder product line to include a line of mixed signal audio products that decode the audio portion of an analog TV broadcast signal. Our security surveillance products integrate important functions required to display, store and transport analog video signals from security surveillance cameras. Our LCD display products integrate important functions required to display analog TV broadcast, popular analog video, high definition video and PC graphics signals on an LCD display. Our other products include contract development projects, early generation mixed signal semiconductors for digital video applications unrelated to our three principal product lines and a PCI video decoder product, which is a video decoder that utilizes peripheral component interconnect, or PCI, technology for personal computer applications.

        Although our revenues have grown rapidly in a short period of time, we do not expect to achieve similar growth rates in the future. We currently expect to increase our expense levels in each of the next several quarters to support increased research and development and sales and marketing efforts. These expenditures may not result in increased revenue or profitability in the future. In addition, our ability to increase our revenue will depend on increased demand for digital video applications in the consumer, security surveillance and automotive markets. The growth of our target markets is uncertain. In addition, the timing of orders by and shipments to our customers, as well as general trends in our target markets, can cause our revenue growth to be inconsistent.

        We undertake significant product development efforts well in advance of a product's release, and in advance of receiving purchase orders from our customers. Our product development efforts, which are focused on developing new designs with broad demand and potential for future derivative products, typically take from six months to two years until production begins, depending on the product's complexity. If we secure a design win, the system designer is likely to continue to use the same or enhanced versions of our product across a number of their models, which tends to extend the life cycles of our product. Conversely, if a competitor secures the design win, it may be difficult for us to sell into the customer's application for an extended period. Our sales cycle typically ranges from six to 12 months. Due to the length of our product development and sales cycle, the majority of our revenues for any period is generally weighted toward products introduced for sale, meaning products for which we commenced placing orders with our manufacturing subcontractors, in the prior one or two years. For example, in 2005, we generated a majority of our revenues from products introduced in 2003 and 2004. As a result, our present revenues are not necessarily representative of future sales because our future sales are likely to be comprised of a different mix of products, some of which are now in the development stage.

        As a fabless semiconductor company, we outsource all of our manufacturing, assembly and test functions to third-party vendors primarily located in Taiwan. This business model enables us to reduce our capital expenditures and fixed costs, while focusing our engineering and design resources on our core strength, the design of mixed signal semiconductors for digital video applications. We believe this model also reduces the impact on our business of potential end market seasonality, cyclicality and fluctuations in demand.

        We sell our products to distributors that fulfill third-party orders for our products. We also sell directly, using independent sales representatives, to OEMs such as Samsung and LG Electronics, which are some of our largest customers, and to original design manufacturers, or ODMs. In 2005, we derived 65% of our revenues from products sold to distributors and 35% from products sold to OEMs or ODMs. Our gross margins have not historically been significantly different between sales to distributors and sales to OEMs or ODMs through orders procured by independent sales representatives. However, our operating profit on sales through orders procured by independent sales representatives can be less due to the payment of commissions to sales representatives which we record as sales and marketing expense.

        We received an aggregate of 67% and 63% of our revenues from our ten largest customers in 2005 and 2004, respectively. Two of our customers each accounted for 10% of our revenues in 2005 and one customer accounted for 11% of our revenues in 2004.

        We derive substantially all of our revenues from sales to foreign customers, particularly in Asia. In 2005, approximately 99% of our revenues were from sales in Asia, including approximately 41% in South Korea, 38% in Taiwan, 16% in China and 4% in Japan. In 2004, approximately 98% of our revenues were from sales in Asia, including approximately 52% in South Korea, 25% in Taiwan, 14% in Japan and 7% in China. We believe that a substantial majority of our revenues will continue to come from customers located in Asia, where most of the consumer electronic devices that use our integrated circuits, or ICs, are manufactured. As a result of this regional customer concentration, we may be subject to economic and political events and other developments that impact our customers in Asia. However, all of our sales, substantially all of our cost of revenues and a majority of our operating expenses are denominated in U.S. dollars. As a consequence, we believe that our overall exposure to foreign exchange risk is low.

        We have two international branches, one in South Korea and one in Taiwan. As of December 31, 2005, 23 of our 76 employees were located in these two international branches. The South Korea branch is primarily involved in product development and is also involved in technical support. The Taiwan branch was established in 2004 to provide sales and marketing activities.

        It is difficult for us to forecast the demand for our products, in part because of the highly complex supply chain between us and the end markets that incorporate our products. Demand for new features changes rapidly. Distributors and ODMs add an additional layer of complexity. We must, therefore, forecast demand not only from our direct customers, but also from other participants in this multi-level distribution channel. Because of our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve, to allow sufficient time for product design. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our relationship with these customers. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory.

        Generally, the average selling price of our products will decline over the life of the product. Our experience to date is that the decline has not had a material effect on our gross margins, as price reductions have been mitigated by lower per unit costs associated with both high unit volume and the transition of our products to smaller process geometries. Our video decoder and LCD display products that are sold into consumer applications are subject to the seasonality connected with the consumer market. As a result, we expect revenues from these products to be lower in the first calendar quarter of the year.

        Our revenues increased by 109% for the year ended December 31, 2005 compared to the year ended December 31, 2004 and we improved from a net loss of $1.7 million for the year ended December 31, 2004 to net income of $4.5 million for the year ended December 31, 2005. However, we had an accumulated deficit of $23.2 million as of December 31, 2005 and we may not be able to maintain our recent growth and profitability. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to inventory valuations, income taxes, warranty obligations and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

        We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.

        Revenue Recognition.    Revenues from product sales are recognized upon shipment, provided title and risk of loss has passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is probable. We do not allow for price protection or stock rotation rights with any of our distributors.

        We have in the past entered into development agreements with a limited number of our customers. Development revenues are recognized under the percentage of completion method when persuasive evidence of an arrangement exists (as evidenced by a written contract), the fee is fixed or determinable and collectibility is probable. During the year ended December 31, 2004, we recognized approximately $0.5 million of revenues associated with two development agreements. We had no development agreements in place for the year ended December 31, 2005 and we have determined not to enter these types of contracts in the future.

        Prior to the fourth quarter of 2004, we recognized revenues on shipments to distributors only upon resale by those distributors. Beginning in the fourth quarter of 2004, we determined that we had sufficient historical evidence with respect to returns made by distributors to enable us to reasonably estimate returns and recognize revenues at the time of shipment to our distributors instead of at the time of resale by our distributors. The effect on 2004 of this change in accounting estimate is to recognize additional revenues of $0.9 million and gross profit of $0.2 million that had been deferred at December 31, 2003.

        Warranty.    We offer a one-year product replacement warranty against any defective product. We accrue for estimated returns of defective products at the time revenue is recognized, based on the rate of return for the prior 12 months. As a consequence of standardized manufacturing processes and product testing procedures, returns of defective product are infrequent and the quantities have not been significant. Accordingly, historical warranty costs have not been significant in the fiscal periods presented.

        Inventory Valuation.    Inventory is valued at the lower of cost or market, computed on a first-in, first-out basis. We evaluate inventory for excess and obsolescence and write-off units that are unlikely to be sold based upon a six months' demand forecast. This evaluation may take into account matters including expected demand, anticipated sales price, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down or off is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write off, resulting in an increase in gross profit. For example, in 2004, gross profit increased as a result of the sale for $1.3 million of products in 2004 for which the related wafer cost had been written off in 2003.

        Accounting for Income Taxes.    We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109 "Accounting for Income Taxes." In applying SFAS 109, we are required to estimate our current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required to assess the likelihood that our deferred tax assets will be recovered from future taxable income. As of December 31, 2005, our total deferred tax assets were principally comprised of net operating loss carryforwards, research and other credit carryforwards and expense accruals. As of December 31, 2005, based on the available objective evidence, we believed it is more likely than not that our deferred tax assets will not be realizable. We based this belief primarily on the fact that, despite our pre-tax income for the year ended December 31, 2005, we have incurred cumulative pre-tax losses in all prior years. Accordingly, we provided a full valuation allowance against our net deferred tax assets as of December 31, 2005. Should sufficient positive, objectively verifiable evidence of the realization of our net deferred tax assets exist at a future date, we would reverse any remaining valuation allowance to the extent supported by estimates of future taxable income at that time.

        As of December 31, 2005, we had approximately $14 million of federal and $9 million of state net operating loss carryforwards available to offset future taxable income. If not utilized, these carryforwards will expire beginning in 2012 for federal and state tax purposes. We also have research and other tax credit carryforwards of approximately $0.6 million and $0.5 million for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2012. The state tax credits can be carried forward indefinitely.

        In the future we expect, as we have historically experienced, that substantially all of our revenues will come from foreign locations. As such, we are shifting certain functions to our foreign operations that are geographically closer to our suppliers and customers. We are in the process of establishing a foreign subsidiary to which we will be shifting operating activities. Some of these activities may include order entry, purchasing and billing functions. We have not yet decided where to relocate these functions as we are continuing to evaluate the locations in which it will be most efficient to conduct these operating activities. However, we do not currently anticipate any material changes in personnel or facilities. Our foreign locations are in tax jurisdictions with income tax rates lower than the United States statutory income tax rates. Consequently, we believe that our future effective income tax rate will eventually be less than the United States statutory income tax rates because we do not intend to remit these earnings from our foreign subsidiary back to the United States. Our future effective income tax rate will be subject to many variables, including the absolute amount and future geographic distribution of our pre-tax income, our ability to successfully shift our operating activities to our foreign operations and the amount and timing of intercompany payments from our foreign operations subject to United States income taxes related to the transfer of certain rights and functions. As a result of any of these factors, our future effective income tax rate is likely to fluctuate significantly over the next few years.

        Stock-Based Compensation.    We account for stock-based compensation awards issued to our employees using the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or Opinion 25. Accordingly, we have recorded compensation expense for stock options granted with exercise prices less than the fair value of the underlying common stock at the option grant date.

        For options granted in 2005, we determined the valuations as of June 30, 2005, September 30, 2005 and December 31, 2005, the quarter ends close to our largest stock option grants. Our board of directors was responsible for determining the fair value of our common stock and used several factors including estimates of revenues, earnings, assumed market growth rates and a report by an unrelated valuation specialist, Duff & Phelps, LLC. The valuation specialist used generally accepted valuation techniques including the income approach (discounted cash flow method) and the market approach (guideline company method). Our board of directors took these valuations techniques into account in determining the fair value of our common stock. The valuations placed equal weighting on these two methods in estimating our fair value. Determining the fair value of our common stock requires us to make complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs as well as appropriate discount rates. At the time of each valuation, our significant estimates used in the income approach included our estimates of revenues for 2005 and revenue growth rates for the following years. These revenue growth rates were consistent at each of the valuation dates. Other key estimates included our estimated gross margins, which were consistent with our current gross margins, operating costs, which were estimated to decline as a percentage of revenues as revenues increased, effective tax rates consistent with our then current tax structure and the discount factor, which was determined based on a rate of return that reflected the relative risk of the investment as well as the time value of the money. This return is an overall rate based upon the individual rates of return for invested capital (equity and interest bearing debt). These estimates were consistent between the two valuations. These estimates are consistent with the plans and estimates that we use to manage our business. Significant estimates used in the market approach included the selection of comparable companies, market multiples and the relative weighting of the different market multiples. We selected comparable companies based on various factors, including, but not limited to, industry similarity, financial risk, company size and number of employees. The adjusted market value of invested capital as a multiple of (a) last twelve months' revenue, (b) projected revenue and (c) forward 12 months'

adjusted earnings before interest and taxes was computed for each of the comparable companies and the median and average of each multiple was computed. Our value was computed based on each of these multiples and then a weighted average valuation was computed based on an estimate as to which multiple was the more representative indicator of our value. There is inherent uncertainty in making these estimates. In addition, we have lower revenues and a shorter track record of profitability than most of the public companies we considered as comparables in our assessment of common stock valuations as of June 30, September 30, and December 31, 2005.

        Once our total business enterprise value was determined, each class of our outstanding equity was considered as a series of call options and then each class of equity was valued using various option-pricing models. In doing so, a process of disaggregating a stream of hypothesized payoffs representing each class of stock as a series of call options was utilized. As our value increased from zero to the liquidation preference of our outstanding preferred stock, all potential value accrued to the preferred stock. As our value increased beyond the liquidation preferences of our outstanding preferred stock, all further upside value accrued to the common and preferred stockholders until the value point at which the preferred stockholders would elect to convert their shares to common stock was reached and all remaining value is attributed to the common stockholders. Our total derived enterprise value was applied to this liquidation analysis to derive a total value of our common stock. Using the option pricing method, the following assumptions were then applied to this value of our common stock, including risk free rate of 3.38%, 3.80% and 4.01% for the June 30, September 30 and December 31, 2005 valuations, respectively; volatility of 50% for all three valuations and time to expiration of 0.70 years, 0.40 years and 0.25 years for the June 30, September 30 and December 31, 2005 valuations, respectively. As a result of the application of this option pricing methodology and based on our capital structure, the resulting per share value of the common stock was $3.94, $4.43 and $6.34 at June 30, September 30 and December 31, 2005, respectively. Additionally, we applied a marketability discount to the values above to reflect the lack of liquidity and available ready trading market for our common stock. The amount of the marketability discount decreased from June 30, 2005 to December 31, 2005 as we continued to come closer to completing an initial public offering of our common stock. We applied a marketability discount of 15%, 10% and 5% for the June 30, 2005, September 30, 2005 and December 31, 2005 valuations, respectively. After applying the applicable marketability discount factor, we derived a per share value of our common stock of $3.35, $3.99 and $6.02 at June 30, September 30 and December 31, 2005, respectively.

        We granted options to purchase common stock on November 17, 2005 with a fair value of $5.50 per share and options to purchase common stock on January 31, 2006 with a fair value of $9.00. The anticipated mid-point of the initial public offering price range indicated on the cover of this prospectus is $            per share. The significant factors that contributed to the change in the fair value of our common stock between November 17, 2005 and January 31, 2006 that were not known by us on November 17, 2005 were our operating results for the three months ended December 31, 2005 as well as an increased level of certainty of the completion of the initial public offering of our common stock. As discussed above, in determining the fair value of our common stock, we take into account the last 12 months' revenue, which increased from $31.0 million for the 12 months ended September 30, 2005 to $36.1 million for the 12 months ended December 31, 2005, further evidencing an improvement in our business. In addition, in light of the filing in January 2006 of the registration statement related to our anticipated initial public offering, management believed it appropriate at this time to allocate the enterprise value on a fully diluted basis rather than allocate premiums to the liquidation preferences of the preferred stock. Further, management believed it appropriate at this time to eliminate the marketability discount given the proximity and increased likelihood of the anticipated initial public offering. The value of our common stock continued to grow subsequent to January 31, 2006 in light of the growth in value of companies that we consider to be comparable to us, primarily as a result of higher market multiples applied to these comparable companies in the public markets. We believe the increased value and market multiples of these comparable companies should be considered in determining the value of our common stock during the same period, which is seen in our anticipated mid-point of our initial public offering price of $            .

        From April 2005 through December 2005, we granted options to purchase an aggregate of 683,062 shares of common stock with exercise prices equal to the fair value of the common stock determined by our board of directors at the time of the grants. We subsequently obtained valuations from a valuation specialist, which we used to establish retroactively the fair value of our common stock. This retroactive fair value exceeded the fair value established by our board of directors at the time of the grants. As a result, we recorded deferred stock-based compensation of $1.2 million related to the grants of options during the nine months ended December 31, 2005. The intrinsic value of the outstanding vested and unvested options based upon the mid-point of our initial public offering price of $            and the options outstanding as of December 31, 2005 is                 .

        For options granted in 2004 and 2003 (and the first quarter of 2005), the fair value of the common stock was originally based on estimates made by our board of directors in good faith at the date of each grant, with input from management. We did not obtain valuations by an unrelated valuation specialist because, at the time of the issuances of stock options during this period, our efforts were focused on product development and growing our business and the financial and managerial resources for doing so were limited. Subsequent to the grant date, when we prepared our 2003 financial statements and when we prepared our 2004 financial statements, we performed retrospective valuations of our common stock using the probability-weighted expected return method. We used the values determined to record retroactively stock compensation in 2003 and 2004 based on the difference between the subsequently determined fair value and the exercise price. For 2003 and 2004, our estimated fair value of our common stock was $2.88 and $2.80, respectively. Significant factors and estimates used in this determination included our estimates of our value assuming an initial public offering and assuming a sale or liquidation of us and our assessment of the probability of the respective outcomes under those potential scenarios. We based our estimates of our value under the different scenarios on our knowledge of similar transactions for companies similar to us at or near the time of the valuation. We also considered the sale of Series F preferred stock in early March 2005 at $5.50 per share compared to the previous sale of preferred stock in October 2003 of Series E and E-1 preferred stock for $5.00 per share, noting the value had increased 10% over this time period. The relatively flat valuation at these two dates is due primarily to the fact that our expectations for revenues for the year following each of the preferred stock sales were basically the same. This is a result of our 2004 revenues falling below our expectations for 2004. Our estimate in early 2005 for 2005 revenues was similar to our previous estimate for 2004 revenues. Similarly, our estimate of the fair value of our common stock remained flat during 2003 and 2004.

        Deferred stock-based compensation based on outstanding stock options as of December 31, 2005 is approximately $1.3 million. We determine our amortization expense following the multiple grant approach, which results in substantially higher amounts of amortization in earlier years as opposed to the single grant approach, which results in equal amortization over the vesting period of the options. Under the multiple grant method, the amortization in any given period is significantly impacted by the number and timing of grants within the period and the amount by which the estimated fair value of our stock exceeds the exercise price of the option and, to a lesser extent, from the amortization of options granted in previous periods. Forfeitures of unvested options resulting from employee terminations result in the reversal during the period of forfeiture of previously expensed stock compensation associated with the unvested options. Stock compensation from vested options, whether forfeited or not, is not reversed. For example, for an option that vests as to 25% of the full grant upon the first anniversary from the vesting start date and the remaining 75% of the shares in equal monthly installments over the next three years, the multiple grant approach results in slightly more than 50% of the aggregate deferred stock compensation being expensed during the first year after grant. If an employee terminates before one year when the initial 25% of the option vests, all previously expensed stock compensation is reversed in the period of termination. If an employee terminates after one year from grant, the previously expensed compensation in excess of the amount relating to the straight line amortization associated with the vested 25% of the options is reversed. Accordingly, increases in stock option grants for any reason, including increases associated with increases in employee headcount, have been associated with increases in amortization of stock compensation as our grants during these periods were at exercise prices below the deemed fair value of the common stock. Decreases result from the timing of significant grants in earlier periods relative to grants in subsequent periods, reversal of stock compensation from forfeited, unvested options and the timing of grants within each period and the corresponding impact on period-to-period amortization. In addition, subsequent to the adoption of Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, on January 1, 2006 as discussed under "Recent Accounting Pronouncements" below, we expect to record aggregate amortization of stock-based compensation expense of $0.9 million, $0.3 million, $0.1 million and less than $0.1 million for 2006, 2007, 2008 and 2009, respectively, from these options outstanding as of December 31, 2005. This amortization will be allocated among cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based upon the employee's job function.

Internal Control Over Financial Reporting

        Overview.    We had a material weakness, significant deficiencies and other control deficiencies in internal control over financial reporting, which resulted in errors identified in connection with an audit undertaken in connection with our initial public offering of our financial statements for the nine months ended September 30, 2005. These errors required the restatement of our financial statements for 2002, 2003 and 2004. We also had a significant deficiency and other control deficiencies which resulted in an error indentified in connection with an audit of our financial statements for the year ended December 31, 2005.

        We believe that many of these deficiencies were the result of insufficient staffing of our accounting and finance department. We have taken measures that we believe remediated the material weakness and one of the significant deficiencies as of December 31, 2005. We intend to take measures that we believe will remediate the significant deficiencies and other control deficiencies which were identified by our independent registered public accounting firm in connection with the audits of our financial statements for the nine months ended September 30, 2005 and for the year ended December 31, 2005. Our independent registered public accounting firm has not evaluated any of the measures we have taken, or that we propose to take, to address the material weakness, significant deficiencies or other control deficiencies discussed above. We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, significant deficiencies or other control deficiencies. Failure by us to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements. See "Risk Factors."

        Our independent registered public accounting firm was not engaged to audit, nor has it audited, the effectiveness of our internal control over financial reporting. Accordingly, our independent registered public accounting firm has not rendered an opinion on our internal control over financial reporting. Likewise, we have not performed an evaluation of internal controls over financial reporting, as we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies and other control deficiencies may have been or may be identified. It is only commencing with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007 to be filed in early 2008 that we will be required to evaluate and report on our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and have our independent registered public accounting firm attest to our evaluation as of December 31, 2007. Regardless of the effective date of Section 404, we are committed to maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. We are therefore committed to addressing any weaknesses or deficiencies that are identified in our internal controls. We expect to hire an independent consulting firm in 2006 with expertise in Section 404 compliance to assist us in satisfying our obligations under Section 404 with respect to our internal control over financial reporting.

        Material Weakness.    The identified material weakness is that we did not maintain controls to ensure that previously recorded stock-based compensation associated with unvested options is reversed at the time an employee terminates. In recording our stock-based compensation, we are required under GAAP to record deferred stock-based compensation relating to options granted with exercise prices less than the fair value of the underlying common stock at the option grant date. The deferred stock-based compensation must be amortized over the vesting period of the options. If an employee's (or consultant's) service is terminated during the vesting period, the unvested portions of that employee's (or consultant's) options are forfeited and we are required to reverse during the period in which the forfeiture occurred the previously expensed stock-based compensation associated with the unvested portions of such options. We failed to reverse previously expensed stock-based compensation relating to the unvested portions of options upon termination of employees and consultants. As a result, we overstated stock-based compensation in fiscal years 2002, 2003 and 2004 in the amounts of $5,000, $59,000 and $172,000, respectively.

        We believe that we have remediated the underlying causes of this material weakness as of December 31, 2005. We have implemented new procedures for closing financial results for each month to include a process to identify terminated employees and the impact these terminations have on our stock-based compensation expense and to have such procedure reviewed by someone other than the preparer. In addition, in July 2005, we started to implement an ongoing plan to increase the size and expertise of our accounting and finance department. We hired a new controller in July 2005 and a new chief financial officer in November 2005 and plan to continue to hire additional accounting personnel to deepen the experience and knowledge of our accounting and finance department. Our new chief financial officer and controller each possess more experience and knowledge of the application of GAAP in recording stock-based compensation than our prior accounting personnel and understand the requirement to reverse previously accrued stock-based compensation upon termination of employment by an option holder.

        Significant Deficiencies and Control Deficiencies.    The significant deficiencies identified in connection with the audit of our financial statements for the nine months ended September 30, 2005 were that our journal entry procedures did not include the review of the entries by someone other than the preparer and that controls and procedures for the accrual of certain expenses and assets did not exist. In addition, a significant deficiency identified in connection with the audit of our financial statements for the year ended December 31, 2005 resulted in an error in the accrual for in-transit inventory.

        We have remediated the significant deficiency relating to journal entry procedures. We have implemented written procedures that require the review by our controller or our chief financial officer of all such journal entries as part of new procedures for closing financial results each month. We plan to remediate the significant deficiency relating to accrual of certain assets and expenses by implementing, as part of our new procedures for closing financial results each month, a review process for specific assets and expenses to determine if amounts recorded are appropriate under GAAP. We plan to remediate the significant deficiency relating to the accrual for in-transit inventory, by implementing procedures to reconcile promptly inventory reports we receive from our third party vendors to our perpetual inventory ledger at each quarter end. Further, we are implementing a review process to ensure that all inventory-receiving transactions have been recorded each month.

        A number of control deficiencies were also identified in connection with the audits of our financial statements for the nine months ended September 30, 2005 and for the year ended December 31, 2005. The control deficiencies identified in connection with the audit of our financial statements for the year ended December 31, 2005 were that we did not have a formal process to assess the risk of material misstatements in our financial statements due to fraud, we did not conduct formal background checks on new employees, we did not properly include in personnel files documentation of the approval of the employee's current salary, we failed to formally document wire transfer approvals, we did not have a review process to validate the changes to customer and vendor master files made by the accounts receivable clerk and accounts payable clerk, we relied upon vendor reports to confirm the balance of our off-site inventory held by subcontract manufacturers and did not perform periodic physical counts of off-site inventory, we lacked proper physical controls over fixed assets, we failed to confirm customer credit limits were not exceeded when a sales transaction took place, we did not have adequate control procedures for recording stock option forfeitures, we did not have adequate control procedures for verifying that stock option exercises are in accordance with the terms of applicable option agreements and we did not properly document changes to the shipment date in a customer's purchase order. We are commencing remediation of these matters.

        With the recent additions of staffing discussed above, and additional procedures, including segregation of duties and independent reviews of accounting information and entries, that are in the process of being implemented, management believes that as of the time of this filing disclosure controls and procedures are sufficient to ensure that our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

        Additional Information.    Although management has not performed an evaluation of internal controls over financial reporting, it is not aware of any additional material weaknesses and is taking actions to remediate any control deficiencies of which it becomes aware. However, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations because internal control involves human diligence and compliance and is subject to lapses in judgment and breakdowns from human failures.

        The definitions of a control deficiency, a significant deficiency, and a material weakness that are established in PCAOB AS No. 2 are as follows:

  •
  A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

  •
  A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company's ability to initiate, authorize, record, process or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected.

  •
  A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Results of Operations

        The following table is derived from our selected financial data and sets forth our historical operating results as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%
Cost of revenues(1)	79.6	50.9	48.0

Gross profit	20.4	49.1	52.0

Operating expenses:
Research and development(1)	41.8	36.6	24.1
Sales and marketing(1)	16.7	13.8	10.1
General and administrative(1)	9.5	8.2	5.8
Restructuring costs	—	1.3	—

Total operating expenses	68.0	59.9	40.0

Income (loss) from operations	(47.6)	(10.8)	12.0
Interest and other income	0.9	1.0	1.0

Income (loss) before income taxes	(46.7)	(9.8)	13.0
Income taxes	—	0.3	0.4

Net income (loss)	(46.7)%	(10.1)%	12.6%

(1)
Percentages include stock-based compensation. The table below indicates the percentage of stock-based compensation attributed to each item as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Costs and expenses:
Cost of revenues	0.4%	0.1%	0.1%
Research and development	4.0	2.7	1.2
Sales and marketing	2.7	1.8	0.8
General and administrative	3.0	0.7	0.4

Revenues By Principal Product Lines

        The following table illustrates our revenues by our principal product lines:

	Year Ended December 31,
	2003		2004		2005
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(dollar amounts in thousands)
Video Decoder(1)	$6,095	54.8%	$7,986	46.3%	$16,142	44.8%
Security Surveillance(2)	164	1.5	3,615	21.0	13,804	38.3
LCD Display(3)	4,714	42.3	4,818	27.9	4,997	13.8
Other(4)	155	1.4	832	4.8	1,108	3.1

Total Revenues	$11,128	100.0%	$17,251	100.0%	$36,051	100.0%

(1)
Consists of our general purpose video decoders designed for use in the consumer, security surveillance and automotive markets. Revenues from general purpose video decoders used in security surveillance systems and LCD displays are reported under our video decoder product line and not our security surveillance or LCD display product lines.
(2)
Consists of our application specific products designed for use in security surveillance systems.
(3)
Consists of our application specific products designed for use in LCD displays.
(4)
Consists of contract development projects, early generation mixed signal semiconductors for digital video applications unrelated to our three principal product lines and a PCI video decoder product.

Comparison of Years Ended December 31, 2003, 2004 and 2005

        Revenues.    Our revenues consist of sales of our mixed signal integrated circuits for digital video applications. We have three principal product lines: video decoder, security surveillance and LCD display. All of our sales are denominated in U.S. dollars.

        Our revenues were $36.1 million in 2005, $17.3 million in 2004 and $11.1 million in 2003. Revenues increased 109% in 2005 from 2004. Revenues from our video decoder products increased approximately $8.2 million, or 102%, in 2005 compared to 2004, primarily due to the increase in sales of new general purpose video decoder products which we introduced in late 2004. Revenues from our security surveillance products increased approximately $10.2 million, or 282%, in 2005 compared to 2004 due to increased demand for our first generation security surveillance product as well as the introduction of more highly integrated products throughout 2005. Revenues from our LCD display products increased by $0.2 million, or 4%, in 2005 compared to 2004, primarily as a result of an increase in sales of our LCD display products in the consumer and automotive markets partially offset by the decline in our sales of $0.7 million to a single OEM customer. The decline in our sales in 2005 to this OEM customer was primarily due to our decision in 2004 not to create products specifically designed for a single customer.

        Revenues increased 55% in 2004 from 2003. Revenues from our video decoder products increased approximately $1.9 million, or 31%, in 2004 compared to 2003, primarily due to an increase in sales of our general purpose video decoder products introduced in late 2002 for use in the security surveillance market and to a lesser extent in the consumer market. Revenues from our security surveillance products increased approximately $3.5 million in 2004 compared to 2003, primarily due to the introduction of our first two application specific products for the security surveillance market. Revenues from our LCD display products increased approximately $0.1 million, or 2%, in 2004 compared to 2003, primarily due to increasing sales of both new and existing application specific products for LCD displays. This was partially offset by a decline in revenues from a single customer that represented most of our LCD display revenues in 2003 primarily due to our decision in 2004 not to create products specifically designed for a single customer. Revenues also increased in 2004 due to a change in the timing of our revenue recognition on sales to distributors from time of resale by distributors to time of shipment by us to distributors, which caused us to recognize $0.9 million in revenues in 2004 from shipments that occurred prior to 2004.

        Other revenues were $1.1 million in 2005, $0.8 million in 2004 and $0.2 million in 2003, of which $0.1 million, $0.5 million and $0.1 million, respectively, were attributable to contract development projects. Other revenues increased $0.3 million, or 33%, in 2005 as compared with 2004 primarily due to increased revenue in 2005 related to the introduction of our PCI video decoder product in 2004. This increase was partially offset by a $0.4 million decline in revenues from our contract development projects in 2005 compared to 2004 because of our decision in 2004 not to enter into these types of contracts in the future. Other revenues increased in 2004 over 2003 by $0.7 million, or approximately 437%, primarily due to a large contract development project we performed in 2004.

        Gross Profit and Gross Margin.    Gross profit is the difference between revenues and cost of revenues, and gross margin represents gross profit as a percentage of revenues. Cost of revenues, also known as cost of goods sold, consists primarily of the cost of processed silicon wafers, costs associated with assembly, test and shipping of our production ICs, cost of personnel and related expenses associated with supporting our outsourced manufacturing activities and write-downs for excess and obsolete inventory.

        Gross profit was $18.7 million in 2005, $8.5 million in 2004 and $2.3 million in 2003. Gross margin was 52% for 2005, 49% for 2004 and 20% for 2003. The increase in gross margin in 2005 from 2004 was primarily due to increased sales in 2005 of several new, higher margin products that were introduced in 2004 and the first half of 2005. The increase in gross margin in 2004 from 2003 was primarily due to several new, higher margin products in each of our three principal product lines that were introduced in 2004. In addition, the lower gross margin in 2003 was due in part to an inventory write-down in 2003 of $1.3 million. At the end of 2003, we deemed this inventory to be unsaleable because we determined that it did not meet certain specifications.

        We incurred stock-based compensation included in cost of revenues associated with outsourced manufacturing support and quality assurance personnel of less than $0.1 million in each of 2005, 2004 and 2003. We expect to incur stock-based compensation included in cost of revenues of less than $0.1 million in each of 2006, 2007, 2008 and 2009 based on the continued vesting of options outstanding at December 31, 2005. In addition, subsequent to the adoption of SFAS 123R, on January 1, 2006 as discussed under "Recent Accounting Pronouncements" below, we expect to record aggregate amortization of stock-based compensation expense of $0.9 million, $0.3 million, $0.1 million and less than $0.1 million for 2006, 2007, 2008 and 2009, respectively, from these options outstanding as of December 31, 2005.

        Research and Development.    Research and development expenses consist of compensation and associated costs of employees engaged in research and development, independent contractor costs, tape-out costs, development testing and evaluation costs, occupancy costs and depreciation expense. Before releasing new products, we incur charges for mask sets, prototype wafers and mask set revisions, which we refer to as tape-out costs. Tape-out costs cause our research and development expenses to fluctuate because they are not incurred uniformly every quarter. We expect our research and developments costs to increase in absolute dollars in 2006 as we increase our investment in developing new products.

        Research and development expenses were $8.7 million, or 24% of revenues, in 2005, $6.3 million, or 37% of revenues, in 2004 and $4.7 million, or 42% of revenues, in 2003. The increase in research and development expense in 2005 from 2004 was primarily due to an increase of approximately $1.2 million in new product development expenses for the development and integration into production of several new products introduced in 2005 or expected to be introduced in 2006. Payroll and related expenses increased by approximately $1.2 million primarily due to an increase in bonuses year over year and an increase in engineering headcount from 26 at the end of 2004 to 39 at the end of 2005. The increase in research and development expense in 2004 from 2003 was primarily due to increased compensation expenses caused, in part, by an increase in headcount from 19 at the end of 2003 to 26 at the end of 2004, and increased product development costs of approximately $0.6 million.

        We incurred stock-based compensation expense associated with research and development personnel of $0.4 million in 2005, $0.5 million in 2004 and $0.4 million in 2003. We expect to incur stock-based compensation expense of $0.3 million, $0.1 million, less than $0.1 million and less than $0.1 million for 2006, 2007, 2008 and 2009, respectively, based on the continued vesting of options outstanding at December 31, 2005.

        Sales and Marketing.    Sales and marketing expenses consist primarily of compensation and associated costs for marketing and selling personnel, sales commissions to independent sales representatives, public relations, promotional and other marketing expenses, travel, depreciation expenses and occupancy costs. We expect sales and marketing expenses to increase in 2006 as we hire additional personnel, expand our sales and marketing efforts and pay increased sales commissions based on a projected increase in sales volume.

        Sales and marketing expenses were $3.7 million, or 10% of revenues, in 2005, $2.4 million, or 14% of revenues, in 2004 and $1.9 million in, or 17% of revenues, in 2003. The $1.3 million increase in 2005 from 2004 was primarily due to increases of approximately $0.3 million in payroll and related expenses, $0.2 million in commissions paid to our outside sales representatives and approximately $0.4 million in expenses from the increase of sales and marketing personnel in our Taiwan office; all of these costs were incurred to support increasing customer interest in our products. The $0.5 million increase in 2004 from 2003 was primarily due to an increase of approximately $0.4 million in the costs of our Taiwan branch that opened in the first quarter of 2004.

        We incurred stock-based compensation expense associated with sales and marketing personnel of $0.3 million in each of 2005, 2004 and 2003. We expect to incur stock-based compensation expense of $0.3 million, $0.1 million, less than $0.1 million and less than $0.1 million for 2006, 2007, 2008 and 2009, respectively, based on the continued vesting of options outstanding at December 31, 2005.

        General and Administrative.    General and administrative expenses consist primarily of employee and contractor compensation, occupancy costs, insurance and fees paid for professional services. Costs associated with audit and tax services, corporate governance and compliance and financial reporting are also general and administrative expenses. We expect general and administrative expenses to continue to increase in the future in support of our anticipated growth and additional costs associated with operating as a public company, such as increasing our information technology infrastructure and increased costs associated with our efforts to comply with the Sarbanes-Oxley Act of 2002.

        General and administrative expenses were $2.1 million, or 6% of revenues, in 2005, $1.4 million, or 8% of revenues, in 2004 and $1.1 million, or 9% of revenues, in 2003. The $0.7 million increase in 2005 from 2004 was primarily due to a $0.2 million increase in payroll and related expenses as well as an increase in professional services for audit and legal services associated with the growth in our business. The $0.4 million increase in general and administrative expenses in 2004 from 2003 was primarily due to the increase in compensation expenses and legal and audit fees in 2004 as a result of the growth in our business.

        We incurred stock-based compensation expense associated with general and administrative personnel of $0.2 million in 2005, $0.1 million in 2004 and $0.3 million in 2003. We expect to incur stock-based compensation expense of $0.3 million, $0.1 million, less than $0.1 million and less than $0.1 million for 2006, 2007, 2008 and 2009, respectively, based on the continued vesting of options outstanding at December 31, 2005.

        Restructuring Costs.    Restructuring costs were $0.2 million, or 1% of revenues, in 2004 and there were no restructuring costs in 2005 or 2003. Restructuring costs in 2004 related entirely to costs accrued for the remaining lease payments associated with our former office facility lease resulting from our move into our current leased facility.

        Interest and Other Income.    Interest and other income was $0.4 million in 2005, $0.2 million in 2004 and $0.1 million in 2003. The increase from 2004 to 2005 was primarily due to higher cash balances as a result of increased cash generated from operations, the closing of our Series F preferred stock financing in March 2005 and higher interest rates. The increases from 2003 to 2004 was primarily due to higher cash balances resulting from the closing of our Series E and Series E-1 preferred stock financings in October 2003.

Selected Quarterly Financial Information

        The following table sets forth our unaudited quarterly statements of operations for each of the eight quarters in the period ended December 31, 2005. You should read the following table together with our financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	(in thousands, except per share data)
Revenues	$3,814	$4,070	$3,618	$5,749	$5,700	$9,682	$9,877	$10,792
Cost of revenues	1,848	1,963	1,916	3,053	3,224	4,226	4,994	4,860

Gross profit	1,966	2,107	1,702	2,696	2,476	5,456	4,883	5,932

Operating expenses:
Research and development	1,526	1,422	1,199	2,172	1,941	1,960	2,217	2,566
Sales and marketing	459	614	762	553	895	878	892	986
General and administrative	190	339	461	420	441	437	504	697
Restructuring costs	—	—	172	52	—	—	—	—

Total operating expenses	2,175	2,375	2,594	3,197	3,277	3,275	3,613	4,249

Income (loss) from operations	(209)	(268)	(892)	(501)	(801)	2,181	1,270	1,683
Interest and other income, net	41	37	51	50	63	80	105	120

Income (loss) before income taxes	(168)	(231)	(841)	(451)	(738)	2,261	1,375	1,803
Income taxes	—	30	20	1	5	63	52	40

Net income (loss)	$(168)	$(261)	$(861)	$(452)	$(743)	$2,198	$1,323	$1,763

Basic net income (loss) per share	$(0.05)	$(0.07)	$(0.24)	$(0.12)	$(0.20)	$0.56	$0.33	$0.41
Shares used in computing basic net income (loss) per share	3,461	3,579	3,644	3,676	3,753	3,901	4,046	4,281
Diluted net income (loss) per share	$(0.05)	$(0.07)	$(0.24)	$(0.12)	$(0.20)	$0.12	$0.07	$0.09
Shares used in computing diluted net income (loss) per share	3,461	3,579	3,644	3,676	3,753	18,398	18,572	18,772

        The following table sets forth our unaudited historical operating results on a quarterly basis, as a percentage of revenues for the periods indicated:

	Three Months Ended
	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	48.5	48.2	53.0	53.1	56.6	43.6	50.6	45.0

Gross profit	51.5	51.8	47.0	46.9	43.4	56.4	49.4	55.0

Operating expenses:
Research and development	40.0	34.9	33.1	37.8	34.0	20.2	22.4	23.8
Sales and marketing	12.0	15.2	21.1	9.6	15.7	9.1	9.0	9.1
General and administrative	5.0	8.3	12.7	7.3	7.7	4.6	5.1	6.5
Restructuring costs	—	—	4.8	0.9	—	—	—	—

Total operating expenses	57.0	58.4	71.7	55.6	57.4	33.9	36.5	39.4

Income (loss) from operations	(5.5)	(6.6)	(24.7)	(8.7)	(14.0)	22.5	12.9	15.6
Interest and other income, net	1.1	0.9	1.5	0.9	1.1	0.9	1.0	1.1

Income (loss) before income taxes	(4.4)	(5.7)	(23.2)	(7.8)	(12.9)	23.4	13.9	16.7
Income taxes	—	0.7	0.6	0.1	0.1	0.7	0.5	0.4

Net income (loss)	(4.4)%	(6.4)%	(23.8)%	(7.9)%	(13.0)%	22.7%	13.4%	16.3%

        Revenues.    Revenues increased from $3.8 million in the quarter ended March 31, 2004 to $10.8 million in the quarter ended December 31, 2005. This increase was primarily due to the growth in demand for digital video applications across the consumer, security surveillance and automotive markets. We also introduced several new products during 2004 and the first half of 2005. The timing of our product introductions caused our revenues to increase more significantly in some quarters. For example, our revenues increased substantially from $5.7 million in the first quarter of 2005 to $9.7 million in the second quarter of 2005 in part as a result of new product introductions in 2004 and the first half of 2005. However, the timing of orders and shipments to our customers as well as general trends in our target markets caused our quarterly revenue growth to be inconsistent. As an example, our revenues decreased $0.5 million, or 11%, between the second and third quarters of 2004 primarily as a result of a downturn in the semiconductor industry, in general, and our target markets, specifically. Fluctuations in our quarterly revenues were also caused by a change we made in the fourth quarter of 2004 in the timing of our revenue recognition on sales to distributors from time of resale by distributors to time of shipment by us to distributors. The impact of this change on the fourth quarter of 2004 was to increase our revenues by $1.8 million from shipments to distributors that occurred prior to the fourth quarter.

        Gross Profit and Gross Margin.    Gross profit and gross margin fluctuated from quarter to quarter primarily due to several factors, including changes in product mix, timing of new product introductions, decreases in our product's average selling prices and the effect of the valuation of inventories. We experienced a significant fluctuation in our gross margin between the fourth quarter of 2004 and the second quarter of 2005. Gross margin decreased from 47% in the fourth quarter of 2004 to 43% in the first quarter of 2005 primarily due to a decline in the average selling prices across our product lines, most notably a decline in the average selling price in our LCD display products. Gross margin then increased from 43% in the first quarter of 2005 to 56% in the second quarter of 2005 primarily due to a change in product mix, the increased sales of new products with higher gross margin which we introduced in the fourth quarter of 2004 and the first quarter of 2005 and the favorable effect on our costs of economies of scale. Gross margin in the third quarter of 2005 declined from the second quarter of 2005 primarily due to a $0.1 million charge for inventory purchase commitments in excess of our forecasted requirements and an inventory write-down of $0.3 million for inventory deemed unsaleable because the anticipated customers for these products are expected to migrate to a new version of the products. Gross margin in the fourth quarter of 2005 increased from the third quarter primarily due to a change in product mix, with increased sales of products with higher margins, and a $0.2 million pricing rebate from one of our vendors, both partially offset by an inventory write-down of $0.2 million.

        Research and Development.    Research and development expenses fluctuated quarter-to-quarter, due primarily to fluctuation in the frequency and cost of tape outs. Research and development expenses in the fourth quarter of 2005 increased over the third quarter of 2005 by $0.3 million, or 16%, primarily as a result of the increase in the cost of tape-out for new products. Research and development expenses in the third quarter of 2005 increased over the prior quarter by $0.3 million, or 13%, primarily due to the increase in compensation expenses as a result of additional headcount to meet an increasing product development schedule. The slight increase in research and development expenses in the second quarter of 2005 over the prior quarter resulted primarily from increased compensation expense primarily related to stock-based compensation. Research and development expenses in the fourth quarter of 2004 increased significantly over the prior quarter by $1.0 million, or 81%, primarily as a result of the tape out activity of several new products.

        Sales and Marketing.    Sales and marketing expenses increased from the first quarter of 2004 to the fourth quarter of 2005, primarily due to an increase in personnel in our Taiwan and South Korea offices to support increasing customer demand. We also incurred higher commission expenses attributable to increased revenues derived from our sales representatives. Commission expense levels fluctuate on a quarterly basis depending on the amount of revenues generated from our sales representatives in a particular quarter. Sales and marketing expenses decreased by $0.2 million, or 27%, in the fourth quarter of 2004 over the prior quarter primarily as a result of reduced outside services fees supporting our promotional activities and reduced commission expense.

        General and Administrative.    General and administrative expenses increased from the first quarter of 2004 to the fourth quarter of 2005 primarily as a result of our growth over this period, which required increased staffing and generated associated costs. General and administrative expenses increased in the second quarter of 2004 over the prior quarter by $0.1 million, or 78%, primarily as a result of the reversal of stock-based compensation for unvested options cancelled primarily as a result of employee terminations in the prior quarter.

        Restructuring Cost.    During 2004, we moved our corporate headquarters and business operations to a new leased office facility and incurred a restructuring cost of $0.2 million and $0.1 million in the third and fourth quarters of 2004, respectively.

        Our quarterly revenues and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenues, and our expenses are relatively fixed in the short term. If revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of our future performance. In future periods, the market price of our common stock could decline if our revenues and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenues and operating results to fluctuate, please see those discussed under the caption "Risk Factors" in this prospectus.

Liquidity and Capital Resources

        Since our inception, we have financed our growth primarily with proceeds from the issuance of preferred stock and common stock. Our cash and cash equivalents and short term investments were $16.8 million as of December 31, 2005, $10.4 million as of December 31, 2004 and $11.3 million as of December 31, 2003.

        Net cash provided by operating activities was $3.6 million in 2005. The cash provided by our operating activities in 2005 was primarily due to our net income of $4.5 million and an increase in accrued liabilities of $1.0 million, accounts payable of $0.4 million, and prepaid expenses and other current assets of $0.8 million, which was substantially offset by increases in accounts receivable of $2.5 million and inventory of $1.7 million. The increases in inventory, accounts receivable and accounts payable were associated with the increase in revenues during the period as a result of new product introductions and increased sales of existing products. The increase in accrued liabilities was due to compensation costs associated with our increased headcount and inventory purchases and taxes payable associated with achieving profitability. We incurred non-cash expenses of $0.9 million for stock-based compensation expense and $0.2 million in depreciation expenses in 2005.

        Net cash used in our operating activities was $0.7 million in 2004 and $5.4 million in 2003. Net cash used in our operating activities in 2004 consisted primarily of our net loss of $1.7 million, and a decrease in accounts payable of $0.7 million and an increase in inventory of $0.4 million. These were offset in part by an aggregate of $0.9 million of stock-based compensation expense and $0.2 million of depreciation expense, which are non-cash transactions. Despite the growth of our business in 2004, accounts payable and inventory decreased due to the timing in the receipts of inventory and the payment of accounts payable.

        Net cash used in our operating activities in 2003 was due primarily to our net loss of $5.2 million and increases in prepaid expenses of $1.0 million, accounts receivable of $0.6 million, inventory of $0.6 million and other assets of $0.8 million, partially offset by a increase in accounts payable of $1.2 million. The increase in prepaid expenses and other assets was due to advance payments of employee compensation, which amounts were to be earned in future periods. The increase in accounts receivable, inventory and accounts payable was attributable to the increase in revenues during the year as a result of increased demand for our general purpose video decoder products. In addition, in 2003 we had an aggregate of $1.1 million of stock-based compensation expense and $0.2 million of depreciation expense, which are non-cash transactions.

        Net cash provided by our investing activities was $7.4 million in 2005 due to the maturities of short-term investments of $7.6 million and a $0.1 million decrease in restricted cash, partially offset by the purchase of capital equipment in the aggregate of $0.3 million.

        Net cash used in our investing activities was $5.6 million in 2004 and $3.2 million in 2003. Net cash used in our investing activities in 2004 was primarily for purchases of short-term investments of $8.3 million and purchases in the aggregate of $0.3 million of engineering and computer equipment and furniture and fixtures to support our growth, partially offset by maturities of short-term investments of $3.0 million. Net cash used in investing activities in 2003 was primarily due to purchases of short-term investments of $3.0 million.

        Net cash provided by our financing activities was $2.9 million in 2005, $0.1 million in 2004 and $11.9 million in 2003. Net cash provided by our financing activities in 2005 consisted of proceeds of $2.9 million from the issuance of Series F preferred stock, $0.4 million from the exercise of common stock options, $0.4 million from collections of stockholders' notes receivable, partially offset by payment of deferred offering costs of $0.8 million. Net cash provided by our financing activities in 2004 primarily consisted of proceeds from the exercise of common stock options. Net cash provided by our financing activities in 2003 primarily included $19.8 million in net proceeds from the issuance of Series E and

Series E-1 preferred stock, partially offset by $8.0 million in payments to repurchase 2,000,000 shares from existing preferred stockholders at $4.00 per share. We repurchased these shares to satisfy the requirement of a Series E and E-1 preferred stock investor to buy a higher percentage ownership in the company. In order to minimize dilution to our existing stockholders, we provided an opportunity to our holders of Series A preferred stock, Series B preferred stock and Series C preferred stock for liquidity, using some of the proceeds we received from the Series E and E-1 preferred stock investor.

        We believe our existing cash balances, as well as cash expected to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months.

        Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support our product development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Off-Balance Sheet Arrangements

        As of December 31, 2005, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission's Regulation S-K.

Contractual Obligations

        The following table describes our commitments to settle contractual obligations as of December 31, 2005:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating leases	$607	$175	$—	$—	$782
Purchase commitments	1,959	—	—	—	1,959

Total	$2,566	$175	$—	$—	$2,741

        We will fund these obligations from our ongoing operations and the proceeds of this offering.

Recent Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Cost (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" (ARB 43) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. We have not adopted the provisions of SFAS No. 151, and we do not expect SFAS No. 151 to have a material effect on our financial statements.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets (SFAS No. 153). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 will be effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on our financial statements.

        On December 16, 2004, the Financial Accounting Standards Board issued SFAS 123R. SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of Opinion 25 to stock compensation awards issued to employees. Instead, the new standard requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period.

        We have not yet quantified the effects of the adoption of SFAS 123R, but we expect that the new standard will result in significant stock-based compensation expense. The effects of adopting SFAS 123R will depend on numerous factors, including the number of stock-based awards granted in any period, the valuation model we choose to value stock-based awards, the assumed award forfeiture rate, the estimated volatility of our common stock, the accounting policies we adopt concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, for adopting SFAS 123R.

        SFAS 123R will be effective for our quarter beginning January 1, 2006 and requires us to use the prospective method for transition. Under this method, SFAS 123R will be applied to new awards and to awards modified, repurchased or cancelled after the effective date. Future amortization of stock-based compensation will be based on the balance of deferred stock compensation for unvested awards at the date of adoption using the intrinsic value as previously recorded under APB 25 and based on the grant-date fair value for those awards granted after January 1, 2006. Accordingly, the adoption of SFAS 123R will result in higher amounts of stock compensation for awards granted after January 1, 2006 than would have been recorded if we continued to apply APB Opinion No. 25. The actual impact will depend on the actual amount of stock-related awards granted after January 1, 2006 and the estimate of the fair value of such awards, which depends on the valuation model we choose to use and the related assumptions used in the model as well as the estimated forfeiture rate of the awards. Because the impact depends upon future events, it is not quantifiable at this time. In addition, we have not yet determined to make any changes in our business practices relating to stock options and will continue to monitor compensation practices in the marketplace and address the need for changes to maintain the competitiveness of our compensation program.

Quantitative and Qualitative Disclosure About Market Risk

        The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in money market funds and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a 10% change in interest rates would not have a significant impact on our interest income. As of December 31, 2005, our investments were in money market funds and certificates of deposit.

        To date, our international customer agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations from customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of our operations in Taiwan and South Korea is the U.S. dollar and our local accounts are maintained in the local currency in Taiwan and South Korea, respectively, and thus we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. Such fluctuations have not been significant historically. For example, foreign exchange gain or (loss) for 2004 and 2005 was insignificant.

BUSINESS

Overview

        We are a fabless semiconductor company that designs, markets and sells mixed signal integrated circuits for multiple video applications in the consumer, security surveillance and automotive markets. We target video applications based on digital technologies that receive and process analog video signals. These video applications include advanced TVs, multifunction LCD monitors, DVD recorders, camcorders, security surveillance systems and in-car displays. These applications receive analog video signals commonly generated by over-the-air TV broadcasts, by consumer electronics devices such as set-top boxes, DVD players, VCRs and camcorders and by surveillance cameras. We design both general purpose and application specific products that enable the conversion of analog video signals to digital form and perform advanced digital video processing to facilitate the display, storage and transport of video content. We believe this product strategy allows us to better address varying customer requirements, fully leverage our technology capabilities and achieve greater share within our target markets. Our semiconductors are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality under a wide range of signal conditions, enable high levels of integration and are cost effective.

        Our mixed signal semiconductors are used by over 95 companies, including IC Land, Lacewood and Samsung, which represented 10%, 10% and 9%, respectively, of our revenues for the year ended December 31, 2005. We began shipping our semiconductors in 1999, and to date, we have sold over 15 million semiconductors. Our revenues increased from $2.2 million in 2001 to $17.3 million in 2004 and reached $36.1 million in 2005. Although we incurred net losses through 2004, our net income was $4.5 million in 2005.

Industry Background

  Growth in Video Applications Based on Digital Technology

        Video applications based on digital technology are experiencing rapid growth in the consumer, security surveillance and automotive markets. For example, in the consumer market, there has been a significant increase in demand for digital video systems such as advanced TVs, multifunction LCD monitors and DVD recorders. Similarly, security surveillance systems and in-car displays are also experiencing substantial growth. This growth is largely attributable to significant improvements in the user experience, including enhanced video quality, increased functionality and reduced form factors as well as the lower cost of such systems.

        TV represents one of the largest and most established applications within the consumer market with a significant installed base worldwide. The majority of the installed base is comprised of TVs based on analog technology. TVs that display video in a digital format, which we refer to as advanced TVs, are rapidly replacing these analog TVs. Consumer demand for higher quality video, increasing availability of higher definition content, improved form factors and declining TV prices are driving this replacement. TVs based on flat panel display technologies such as liquid crystal displays, or LCDs, and plasma display panels are the most popular types of advanced TVs. Cathode ray tube TVs that utilize digital technology are also considered advanced TVs. According to DisplaySearch, the advanced TV market is expected to grow from 13.2 million units in 2004 to 101.8 million units in 2009, representing a compound annual growth rate of 50%.

        The security surveillance market is comprised of systems that receive video from multiple surveillance cameras. Systems utilizing analog technology, including VCRs, currently comprise a significant portion of the installed base of surveillance systems. However, security surveillance systems are increasingly incorporating digital technologies that provide advanced functionalities such as video motion detection, hard disk drive storage, intelligent video content analysis and remote monitoring over the Internet. In addition, a heightened focus on security and declining system prices are driving increased demand for security surveillance systems. According to J.P. Freeman, the market for recorders, servers and multiplexers used in security surveillance systems that can incorporate our mixed signal video semiconductors is expected to grow from $2.5 billion in 2004 to $6.0 billion in 2009, representing a compound annual growth rate of 19%.

        Applications such as navigation, entertainment and driver information systems are causing the proliferation of in-car LCD displays in the automotive market. These displays are capable of displaying video and graphics signals from a variety of sources, including navigation systems, DVDs, game consoles, TV tuners and cameras. According to Telematics Research Group, shipments of navigation, entertainment and driver information systems are expected to grow from a combined 16.5 million units in 2004 to a combined 47.2 million units in 2009, representing a compound annual growth rate of 23%. In addition to being incorporated into new automobiles by manufacturers, these systems are also increasingly being purchased by consumers in the aftermarket.

  The Complexity of Video

        To display, store and transport video content, digital video applications receive analog video signals based on multiple standards from a variety of sources. For example, an advanced TV receives analog TV signals from terrestrial broadcast stations and popular analog video signals from other consumer electronics devices such as set-top boxes, DVD players, VCRs and camcorders. Similarly, a security surveillance system receives analog video signals from multiple surveillance cameras for storage on a hard disk drive, display on a TV or PC monitor or transport over the Internet. In addition, an in-car display typically receives analog signals from navigation systems, DVDs, game consoles, TV tuners and cameras.

        The following diagrams illustrate how analog video signals are received by applications that incorporate mixed signal video semiconductors in the consumer, security surveillance and automotive markets:

  Consumer

  Security Surveillance

  Automotive

        Terrestrial TV broadcast stations generate video signals that conform to standards varying by region, with over ten standards and sub-standards utilized worldwide. Examples of these standards include National Television Systems Committee, or NTSC, phase alternation line, or PAL, and sequential color with memory, or SECAM. Video applications such as set-top boxes, VCRs, DVD players, game consoles, camcorders and surveillance cameras generate video signals that conform to popular analog video standards such as composite, S-video, component and Syndicate of Radio and Television Manufacturers, or SCART. However, these sources may generate video signals that are off-specification or weak, both of which deteriorate video quality. Off-specification signals are signals that have been generated with slight variations to specifications under a particular standard. Weak signals are signals that conform to specifications but result in high levels of noise. Digital video applications must support these standard analog video signals, even if they are off-specification or weak, without sacrificing video quality.

  Opportunity for Mixed Signal Video Semiconductors

        Mixed signal video semiconductors are critical components of digital video applications and enable the conversion of standard analog video signals to digital form, even if they are off-specification or weak. In addition, these semiconductors incorporate advanced digital video processing to improve video quality and provide enhanced functionality. Designing these semiconductors requires an extensive knowledge of TV broadcast and popular analog video standards as well as significant digital video processing expertise and advanced analog design capability. We believe that the growth in digital video applications will benefit semiconductor companies that possess the combination of these capabilities.

Our Strengths

        Over the last eight years, we have internally developed the combination of technologies, expertise and capabilities necessary for the conversion and processing of video signals. We do not depend on third parties for any material technology, expertise or capability. We believe we have the following technology strengths:

        Advanced Analog Design Capability.    As a result of our advanced analog design capability, we have developed multiple technologies that enable analog video signals to be processed digitally. One of the key analog technologies we have developed internally is our high performance, cost effective and low power analog front-end that conditions and converts analog video signals into a digital format. The multiple core functions performed within our analog front-end are anti-aliasing filtering, automatic gain control signal clamping and analog to digital conversion. Other key analog technologies we have developed internally are phase lock loops, high frequency and delta sigma analog to digital converters, video and audio digital to analog converters and low voltage differential signaling.

        Advanced Digital Video Processing Technology.    We have a proprietary video decoding architecture for decoding analog video. This architecture allows us to cost effectively implement two dimension, or 2D, and three dimension, or 3D, comb filtering, color demodulating and sync processing, which are the key technologies required for high performance video decoding. Comb filtering enables improved video quality, while sync processing enables support of weak and off-specification signals. In addition, we have developed a number of digital technologies targeted at specific applications in the consumer, security surveillance and automotive markets. For example, we have developed deinterlacing, scaling and image enhancement algorithms, which are important technologies for displaying video signals in advanced TV and in-car display applications. Similarly, we have developed multiplexing, motion detection, multiple picture-in-picture and motion JPEG compression technologies for security surveillance systems.

        Expertise in TV Broadcast and Popular Analog Video Standards.    Our focus on video has enabled us to develop expertise in analog TV broadcast and popular analog video signals, including off-specification and weak signals that are difficult to support. As a result, we have the extensive knowledge base required to perform the analog, mixed signal and digital processing necessary for the display, storage and transport of video signals. This is particularly important because no standards body exists to determine and qualify products developed to meet analog video standards.

        Integrated Analog and Digital Technologies in a Standard CMOS Process.    We integrate our advanced digital technologies with our analog technologies on a single semiconductor using a standard complementary metal-oxide semiconductor, or CMOS, process. We believe this provides us with performance, cost and power advantages over other processes such as bipolar.

        We believe that the combination of the technology strengths listed above allows us to provide our customers with significant benefits, including:

        High Performance.    We enable our customers to achieve high video quality by limiting artifacts such as cross-color, crawling or dangling dots and stair-stepping or jagging that are commonly found when processing analog video signals. Our technology also enables our customers' products to support multiple standard signals, even if off-specification or weak, without sacrificing video quality. The result is high video quality under a wide range of signal conditions.

        High Levels of Integration.    We integrate our analog conversion and digital processing technologies into a single semiconductor. For example, in the security surveillance market, we integrate multiple video decoders and a system controller into a single highly integrated semiconductor, allowing for increased functionality and enabling our customers to reduce system-level costs significantly. Similarly, in the automotive market, we integrate a video decoder, display processor and a timing controller into a single semiconductor, also enabling our customers to reduce system-level costs.

        Cost Effectiveness.    Our proprietary video decoding architecture and our standard CMOS process design expertise allow us to reduce the number of transistors required to design semiconductors cost effectively.

Our Growth Strategy

        Our objective is to be the leading provider of high performance, cost effective mixed signal semiconductors for multiple digital video applications. To achieve this objective, we expect to continue to pursue the following strategies:

        Target Multiple High Growth Digital Video Applications.    We address a number of digital video applications in the consumer, security surveillance and automotive markets that provide us with multiple high growth opportunities. Our products are incorporated into numerous applications that are experiencing significant growth, including advanced TVs, multifunction LCD monitors, DVD recorders, camcorders, security surveillance systems and in-car displays. We are also targeting design wins in video applications such as mobile TV phones and portable media players.

        Develop Additional General Purpose and Application Specific Products.    We provide our customers with both general purpose and application specific products. Our general purpose products principally decode analog video signals and can be used in all of our target applications. Our application specific products integrate our video decoder with our advanced digital processing technologies and target LCD display and security surveillance. We believe that our general purpose and application specific product strategy allows us to better address varying customer requirements, fully leverage our technology capabilities and achieve greater share within our target markets. We plan to maintain and expand upon this product strategy in the future. For example, in 2006, we plan to introduce a general purpose audio decoder that decodes the audio portion of an analog TV broadcast signal. The challenges associated with decoding audio are similar to those associated with decoding video. We believe that we can leverage our extensive expertise in TV broadcast signals as well as our expertise in developing video decoder products to develop audio decoder products.

        Develop New Technologies.    We plan to continue to develop additional technologies to address evolving customer requirements. For example, we are developing advanced display processing technologies, including motion adaptive deinterlacing and color management, which are important functions in advanced TV applications. In addition, we have expanded our research and development efforts and are developing HDTV demodulating and decoding technologies, which are important functions for receiving and processing digital TV broadcast signals. Consistent with our product strategy, we intend to incorporate these HDTV technologies into our general purpose and application specific products in the future.

        Expand Customer Relationships.    Our mixed signal semiconductors are used by over 95 companies in the consumer, security surveillance and automotive markets. We sell our semiconductors through sales and customer support personnel and sales and marketing offices in the United States, South Korea, Taiwan and China. We intend to continue to expand our sales, marketing and technical support capabilities to pursue additional design wins with our existing customers and to develop relationships with new customers in our target markets.

Products

        We design, market and sell mixed signal semiconductor products that enable the conversion of analog video signals to digital form and perform advanced digital video processing to facilitate the display, storage and transport of video content. Our general purpose products currently include our line of video decoders. In 2006, we intend to expand our general purpose products to include a line of mixed signal audio products that decode the audio portion of an analog TV broadcast signal. Our application specific products currently include our security surveillance and LCD display product lines. We intend to continue to develop new generations of products for each of these application specific product lines.

  General Purpose Products

        Video Decoders.    Our video decoder products are high performance mixed signal semiconductors that decode analog TV broadcast signals, including NTSC, PAL and SECAM, and popular analog video signals, including composite, S-Video, component and SCART, into a standard digital format. Our video decoder products integrate proprietary sync processing, color demodulating and digital 2D and 3D comb filtering, which are the key technologies required for high performance video decoding. We offer a broad range of video decoder products at various price points and with varying features. We currently sell our video decoder products to customers across the following digital video applications: advanced TV, multifunction LCD monitor, DVD recorder, camcorder, security surveillance systems and in-car display. In addition, we are targeting to sell our video decoder products for use in mobile TV phones and portable media players.

  Application Specific Products

        Security Surveillance.    Our security surveillance products integrate important functions required to display, store and transport analog video signals from security surveillance cameras. For example, we integrate multiple video decoders into a single semiconductor. As a result, this semiconductor is able to receive and decode analog video signals from multiple cameras into a standard digital format. In addition, we integrate a multiplexer, a key technology required to combine multiple video signals into a single video signal. We also have developed a motion JPEG, or MJPEG, encoder/decoder, or CODEC, that facilitates the storage and playback of video from a hard disk drive and transport of video over the Internet. We currently sell our security surveillance products to customers for the following applications: embedded digital video recorders, or DVRs, PC-based DVRs, networked video recorders, or NVRs, and multiplexers.

        LCD Display.    Our LCD display products integrate important functions required to display analog TV broadcast, popular analog video, high definition video and PC graphics signals on a LCD display. These key functions include a video decoder, deinterlacer and scaler. In addition, our newer generation LCD display products integrate a timing controller to interface directly with certain types of LCD displays and image enhancement functionality to improve overall video quality. We currently sell our LCD display products to customers for digital video applications, including LCD TVs and in-car displays.

        The following table summarizes the features and diverse applications of our general-purpose and application specific semiconductor product lines:

Product Line	Key Features	Representative Applications

General Purpose

Video Decoder	• Supports NTSC, PAL and SECAM analog TV broadcast formats
•  Supports composite, component, S-video and SCART video formats
•  Incorporates either 2D or 3D comb filter and either 9 or 10 bit analog to digital converter
	• Available with 100mW to 800mW power consumption	Advanced TV, DVD recorder, multifunction LCD monitor, camcorder, security surveillance and in-car display

Application Specific

Security Surveillance	• Integrates four NTSC and PAL video decoders • Incorporates motion detection, scaling and/or audio analog to digital converters • Integrates a multiplexer and a MJPEG video CODEC	Embedded DVR, PC based DVR, NVR and multiplexer

LCD Display	• Integrates NTSC, PAL, SECAM video decoder, deinterlacer, scaler, timing controller and image enhancement
•  Supports composite, component, S-video and SCART video formats
	• Incorporates image enhancement and analog and digital timing controller	LCD TV and in-car display

        Our other products include contract development projects, early generation mixed signal semiconductors for digital video applications unrelated to our three principal product lines and a PCI video decoder product, which is a video decoder that utilizes peripheral component interconnect, or PCI, technology for personal computer applications.

Technology

        We have several core competencies that enable us to design important analog, mixed signal and digital technologies that can be implemented across our general purpose and application specific product lines. Over the last eight years, we have internally developed the combination of technologies, expertise and capabilities necessary for the conversion and processing of video signals. We do not depend on third parties for any material technology, expertise or capability.

        We have developed a proprietary high performance and cost effective video decoder technology that receives and converts various analog video signals, including TV broadcast, composite video,

S-video, component and SCART, into a standard digital format. Our video decoder uses both analog and digital circuitry. Our video decoder uses our high performance, cost effective and low power analog front-end for signal conditioning and sampling the analog signal into digital format. It uses our advanced digital processing circuitry, including a 2D and 3D comb filter, a color demodulator and a sync processor for deciphering the raw digital stream into the four principal components: luminance, U, V and synchronization. These are important technologies required for high performance video decoding. Comb filtering is a technique for separating TV broadcast and composite video signals into luminance and modulated chrominance. Our advanced comb filter provides separation resulting in high-resolution image with minimal visible artifacts such as cross color and crawling or dangling dots. Our color demodulator converts the modulated chrominance signals based on NTSC, PAL and SECAM standards and sub-standards into baseband U and V components. Our sync processor extracts the vertical and horizontal synchronization information from the video stream, which is required for the display device to reconstruct the original video content. Both our advanced color demodulator and our advanced sync processor are critical to our decoder's ability to support off-specification and weak signals. The following diagram illustrates our video decoder:

        We have expertise in analog TV broadcast and popular analog video standards. These standards typically define video signal characteristics such as line period, field rate, signal amplitude, chrominance modulation scheme and frequency, among others. Notwithstanding the existence of standards, terrestrial TV stations and video applications such as TVs, VCRs, DVD players, game consoles, camcorders and security cameras sometimes generate signals that are off-specification due to their mechanical nature or other characteristics. In addition, these video sources sometimes contain noise from interference, additional modulation/de-modulation processing or RF transmission. These variations in signal standards and signal strength create significant challenges for OEMs and, in turn, semiconductor companies. To deal with these challenges, we believe these semiconductor companies require expertise in analog TV broadcast and popular analog video standards to assure manufacturers that their products can support these signals, even if they are off-specification or weak.

        We design semiconductors that receive an analog signal, convert the analog signal to a digital signal represented by ones and zeroes and then use digital circuitry to process the signal. Using digital circuitry to process analog video signals allows us to achieve high performance video, integrate more functionality and reduce costs. As a result, we combine analog functionality on the same semiconductor substrate with digital functionality. Digital circuits perform high speed switching between logic states that generate transients known as electromagnetic interference as well as electrical noise on the substrate and on the power bus. By contrast, analog circuits are extremely sensitive to noise. There are significant design and development challenges involved in mixing noisy digital circuits with noise-sensitive analog circuits on the same semiconductor substrate. Our design engineers are skilled at solving these problems to achieve high quality video performance on a mixed signal semiconductor.

Customers

        We principally sell our products to distributors who, in turn, sell to OEMs, ODMs, contract manufacturers and design houses. In addition, we sell our products, though to a lesser extent, directly to OEMs and ODMs. ODMs typically design and manufacture electronic products to sell to OEMs. Our largest customer in 2004 was IC Land, one of our distributors, accounting for 11% of revenues for 2004. In 2005, IC Land and Lacewood, another one of our distributors, each accounted for 10% of our revenues. Our agreements to sell our products through distribution channels generally provide for a non-exclusive right to sell, and to promote and develop a market for our products in a specified geographic area. These agreements generally may be terminated by either party on 30 days' notice and do not require price protection. Our direct sales to OEMs and ODMs are accomplished through purchase orders.

        Substantially all of our sales are to customers in Asia, which sales accounted for approximately 99% of revenues for the year ended December 31, 2005, including approximately 41% in South Korea, 38% in Taiwan, 16% in China and 4% in Japan, and approximately 98% of our revenues for the year ended December 31, 2004, including approximately 52% in South Korea, 25% in Taiwan, 14% in Japan and 7% in China.

        The following is a list of our top ten customers based on revenues that purchased our semiconductors directly from us during the year ended December 31, 2005:

Distributors	OEMs
IC Land Co., Ltd. Lacewood International Corp. Gentech Incorporation YK Logic, Inc. Sunjet Components Corp. Regulus Technologies Co., Ltd. Richpower Electronic Devices Co., Ltd.	Samsung Electronics Co., Ltd. Intelligent Digital Integrated Security (IDIS) Co., Ltd. LG Electronics, Inc.

Sales and Marketing

        We sell our products worldwide through multiple channels, including our direct sales force and applications engineering staff and our network of domestic and international independent distributors and sales representatives. Each of these sales channels is supported by our customer service and marketing organizations. We have sales and customer support personnel in the United States as well as China, Japan, South Korea and Taiwan. We intend to expand our sales and support capabilities and our network of independent sales representatives in key regions domestically and internationally.

        Our sales cycle typically ranges from six to 12 months. We work directly with system designers to create demand for our semiconductors by providing them with application-specific product information for their system design, engineering and procurement groups. We actively engage these groups during their design processes to introduce them to our semiconductors. We endeavor to design our products to meet anticipated, increasingly complex and specific design requirements, but which will also support widespread demand for the products and future enhancements to them. If successful, this process culminates in a system designer deciding to use our products in their system, which we refer to as a design win. Once our product is accepted and designed into an application, the system designer is likely to continue to use the same or enhanced versions of our product across a number of their models, which tends to extend the life cycles of our product. If we fail to achieve an initial design win, we may lose the opportunity for sales to a customer for a number of its products and for a lengthy period of time.

Backlog

        Our sales are made primarily pursuant to standard individual purchase orders. Our backlog consists of orders that we have received from customers that have not yet shipped. Historically, management has not used backlog as an indicator of future business. As our order lead times may vary and as industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not necessarily a good indicator of future sales. In addition, our quarterly revenues depend on orders booked and shipped in that quarter.

Research and Development

        Our research and development efforts are focused on the development of new technologies as well as general purpose and application specific products. As of December 31, 2005, we had 39 persons engaged in research and development. Our research and development expense was $4.7 million in 2003, $6.3 million in 2004, and $8.7 million in 2005.

Intellectual Property

        We seek to protect our proprietary technology, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology.

        Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the semiconductors we currently design and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining and enforcing patent protection for our video decoding architecture and other mixed signal technologies. As of December 31, 2005, we had three issued patents and two patent applications pending in the United States and two patent applications pending in foreign jurisdictions. These patents and patent applications cover aspects of the technology in the semiconductors we currently design and market, including a patent for our video decoding architecture. Our issued patents have expiration dates ranging from September 2, 2019 to March 27, 2020. Patents that we currently own do not cover all of the semiconductors that we presently design and market. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents.

        The laws of other countries in which we market our semiconductors, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to protect our proprietary rights could harm our ability to compete, generate revenue and grow our business.

        We may be required to resort to litigation to enforce our intellectual property rights. We may also be subject to legal proceedings and claims relating to our intellectual property in the ordinary course of our business. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license arrangements.

Manufacturing

        We do not own or operate a semiconductor fabrication, packaging or testing facility. We depend on third-party vendors to manufacture, package and test our products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products.

        Semiconductor Fabrication.    We currently outsource our semiconductor manufacturing to Taiwan Semiconductor Manufacturing Company, or TSMC. We work closely with TSMC to forecast on a monthly basis our manufacturing capacity requirements. Our semiconductors are currently fabricated in several advanced, sub-micron manufacturing processes. Because finer manufacturing processes lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technologies in order to reduce cost and improve performance. We believe that our fabless manufacturing approach provides us with the benefits of superior manufacturing capability as well as flexibility to move the manufacturing, assembly and testing of our products to those vendors that offer the best capability at an attractive price. Nevertheless, because we do not have a formal, long-term pricing agreement with TSMC, our wafer costs and services are subject to sudden price fluctuations based on the cyclical demand for semiconductors. Our engineers work closely with TSMC to increase yields, lower manufacturing costs and improve quality. We intend to qualify and retain additional foundries to manufacture our semiconductors in the future.

        Assembly and Test.    Our products are shipped from TSMC to third-party sort, assembly and test facilities where they are assembled into finished semiconductors and tested. We outsource all packaging and testing of our products to assembly and test subcontractors, principally Advanced Semiconductor Engineering, Inc., or ASE, in Taiwan. Our products are designed to use low cost, standard packages and to be tested with widely available test equipment.

        Quality Assurance.    We are committed to maintaining the highest level of quality in our products. We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our semiconductors. To ensure consistent product quality, reliability and yield, together with our manufacturing logistics partners we closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry and assembly subcontractor. Both TSMC and ASE have been awarded ISO 9000 certificates.

Competition

        The market in which we operate is extremely competitive, and is characterized by rapid technological change, continuously evolving customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors. We compete with numerous domestic and international semiconductor manufacturers and designers, including Philips Electronics N.V., Micronas Semiconductor Holding AG and Texas Instruments Incorporated. Most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. This may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. Some of our competitors currently offer product features or technologies that we do not currently offer but intend to sell in the future, such as general purpose audio decoders. We must, therefore, compete against competitors that have more experience in developing and selling products and technologies that we do not currently offer but intend to offer in the future. Some of our competitors also use smaller geometry process technologies in their products, which can result in better manufacturing yields and decreased costs. In addition, these competitors may have greater credibility with our existing and potential customers. Many of our current and potential customers have their own internally developed semiconductor solutions, and may choose not to purchase products from third party suppliers like us. Increased competition could harm our business, by, for example, increasing pressure on our profit margins or causing us to lose customers. In addition, delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and competitive position. For example, in 2003, we were unable to sell certain products to a customer for whom these products were specifically designed as a result of our failure to produce a product that met this customer's specifications. We believe this customer eventually secured this product from another vendor. Although we no longer design and tailor specific chips for customers, our ability to compete successfully depends in part on our ability to deliver products without reliability, quality or compatibility problems.

        Our ability to compete successfully depends on a number of factors, including:

  •
  performance and robustness;

  •
  functionality;

  •
  price and cost effectiveness;

  •
  rapid time-to-market; and

  •
  customer service and support.

        We believe we currently compete favorably with respect to these factors in the aggregate. However, we cannot assure you that our semiconductor products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering our market.

Employees

        As of December 31, 2005, we employed 76 full-time employees, including 39 in research and development, 21 in sales, marketing and support, eight in operations and eight in general and administration. We have never had a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

        Our corporate headquarters and primary research and development and operations facilities occupy approximately 27,000 square feet in San Jose, California under leases that expire in December 2006. We also lease properties in Taiwan, South Korea and China. We do not own any manufacturing facilities, and we contract and license to third parties the production and distribution of our semiconductors. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.

Legal Proceedings

        On May 27, 2005, Alogics Co., Ltd., a semiconductor company based in South Korea, filed an administrative action against us before the South Korean Intellectual Property Tribunal seeking a determination that our TW2824 and TW2834 products allegedly infringe this third-party's patent. On March 30, 2006, the South Korean Intellectual Property Tribunal concluded that our TW2824 and TW2834 products do not infringe this third-party's patent.

        We are currently not a party to any other material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers and Directors

        The following table shows information about our executive officers, directors and other key employees as of February 1, 2006:

Name	Age	Position(s)
Fumihiro Kozato	46	President, Chief Executive Officer and Director
Mark Voll	51	Vice President of Finance and Administration and Chief Financial Officer
Dr. Feng Kuo	48	Chief Technical Officer
David Nam	38	Vice President of Sales and Marketing
Joe Kamei	49	Director of Manufacturing
Tom Krause	28	Director of Business Development
Robert D. Cochran	48	Director
Richard H. Kimball(2)(3)	49	Director
C.J. Koomen(1)(2)(3)	58	Director
Justine Lien(1)	43	Director
Dr. Phillip J. Salsbury(1)(2)(3)	63	Director

(1)
Member of the Audit Committee
(2)
Member of the Compensation Committee
(3)
Member of the Nominating and Corporate Governance Committee

        Fumihiro Kozato founded Techwell in 1997 and has served as our president and chief executive officer since inception. From 1995 to 1996, Mr. Kozato was president of Sigmax Technologies, Inc., a CD-ROM controller chip development company. From 1991 to 1995, Mr. Kozato was the business control manager for Ricoh Co., Ltd, a global manufacturer of office automation equipment. Mr. Kozato holds a B.S. in mathematics from the University of California, Santa Barbara.

        Mark Voll has served as our vice president of finance and administration and chief financial officer since November 2005. From June 2002 to November 2005, Mr. Voll served as chief financial officer at Monolithic System Technology, Inc., a semiconductor intellectual property licensing company. From December 2004 to July 2005, Mr. Voll served as the interim chief executive officer of Monolithic System Technology, Inc. From June 2000 to June 2002, Mr. Voll served as the chief financial officer for Axis Systems, Inc., a developer of semiconductor verification tools. Mr. Voll holds a B.S. in accounting from Providence College.

        Dr. Feng Kuo has served as our chief technical officer since 2000 and our vice president of engineering from 1998 to 2000. From 1994 to 1996, Dr. Kuo was the vice president of engineering of Sigmax Technologies, Inc., a CD-ROM controller chip development company. From 1991 to 1994, Dr. Kuo was a design manager at S-MOS systems, a Seiko Epson Corporation affiliated company responsible for semiconductor development and silicon foundry service. Dr. Kuo holds a B.S. in electrical engineering from National Taiwan University and an M.S. and Ph.D. from Stony Brook University of New York.

        David Nam has served as our vice president of sales and marketing since July 2005. From October 2002 to June 2005, Mr. Nam served as our director of sales and from January 2001 to February 2002, he served as our field applications engineer manager. From January 1994 to January 2001, Mr. Nam was a technical applications and marketing engineer at Samsung Electronics Co., Ltd., a large consumer electronics company. Mr. Nam holds a B.S. in electrical engineering from KyungPook National University in South Korea.

        Joe Kamei has served as our director of manufacturing since May 2000. From 1998 to 2000, Mr. Kamei was a manager at Kanematsu USA Inc., a Japanese general trading company. From 1991 to 1998, Mr. Kamei was an engineering manager at Ricoh Co., Ltd., a global manufacturer of office automation equipment. Mr. Kamei holds a B.S. of precise machinery engineering from Tokyo University.

        Tom Krause has served as our director of business development since April 2004. From March 2002 to March 2004, Mr. Krause was an associate at Technology Crossover Ventures, a venture capital firm. From July 2000 to February 2002, Mr. Krause was an investment banking analyst at Robertson Stephens Inc., an investment banking firm. Mr. Krause holds a. B.A. in economics from Princeton University.

        Robert D. Cochran has served as one of our directors since March 2004. Since 1995, Mr. Cochran has served as principal of the Law Office of Robert D. Cochran, providing primary, outside corporate, securities and venture capital counsel for emerging growth corporations in high-technology areas. Mr. Cochran holds an A.B. in economics from Harvard University and a J.D. from Harvard Law School.

        Richard H. Kimball has served as one of our directors since September 2003. Since June 1995, Mr. Kimball has served as a founding general partner of Technology Crossover Ventures, a venture capital firm. Mr. Kimball holds an A.B. in history from Dartmouth College and an M.B.A. from the University of Chicago.

        C.J. Koomen has served as one of our directors since August 2004. Since January 2003, Dr. Koomen has served as chairman of the board of directors at Xceive Inc., a semiconductor company that designs RF-to-baseband transceiver integrated circuits for the television and set top box markets. From April 2000 to March 2003, Dr. Koomen served as co-founder and chairman of the board of Pijnenburg Securealink, Inc., a fabless semiconductor company that produces security integrated circuits for e-commerce transactions. Dr. Koomen holds an M.S. in electrical engineering from Delft University of Technology and a Ph.D. in technical sciences from Delft University of Technology.

        Justine Lien has served as one of our directors since January 2006. From May 1999 to September 2005, Ms. Lien served as the chief financial officer of Integrated Circuit Systems, Inc., a silicon timing devices company. Prior to May 1999, Ms. Lien served in various roles at Integrated Circuit Systems, Inc. Ms. Lien holds a B.A. degree in accounting from Immaculata College and is a certified management accountant.

        Dr. Phillip J. Salsbury has served as one of our directors since October 2005. Since March 2000, Dr. Salsbury has served as an independent management consultant with a focus on operations, strategic alliances, corporate planning and general management. Dr. Salsbury was a founder, the CTO, and later the president and CEO of SEEQ Technology, Inc., an Ethernet communications semiconductor company, from January 1981 until its acquisition by LSI Logic Corporation, a large semiconductor company, in June 1999. He holds a B.S. degree in electrical engineering from the University of Michigan and an M.S. and a Ph.D. in electrical engineering from Stanford University.

Board of Directors

        Our board of directors currently consists of five members. Each of Ms. Lien and Messrs. Kimball, Koomen and Salsbury is an independent director as defined by The Nasdaq Stock Market, Inc. listing standards set forth in Rule 4200(a)(15) adopted by the National Association of Securities Dealers.

        Our directors are elected annually to serve until the next annual meeting of stockholders, until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. With limited exceptions, our board of directors is required to have a majority of independent directors at all times. The authorized number of directors may be changed by resolution of the board. Vacancies on the board can be filled by resolution of the board of directors.

Corporate Governance

        We expect to fully implement our corporate governance initiatives prior to the completion of this offering. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply with the rules of The Nasdaq National Market. After this offering, our board will continue to evaluate, and improve upon, as appropriate, our corporate governance principles and policies.

        Our board has also adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

  •
  compliance with laws, rules and regulations;

  •
  conflicts of interest;

  •
  insider trading;

  •
  corporate opportunities;

  •
  competition and fair dealing;

  •
  health and safety;

  •
  record keeping;

  •
  confidentiality;

  •
  protection and proper use of company assets; and

  •
  payments to government personnel.

        Our board also adopted a code of ethics for senior executive officers applicable to our chief executive officer, president, chief financial officer and other key management employees addressing ethical issues. Upon completion of this offering, the code of business conduct and the code of ethics will each be posted on our website. We also intend to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below:

        Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of C.J. Koomen, Justine Lien and Dr. Phillip J. Salsbury, each of whom is a non-management member of our board of directors. Ms. Lien is our audit committee financial expert as currently defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and Securities and Exchange Commission rules and regulations.

        Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The current members of the compensation committee are Richard H. Kimball, Mr. Koomen and Dr. Salsbury, each of whom is a non-management member of our board of directors. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and Securities and Exchange Commission rules and regulations.

        Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and governance committee are Mr. Kimball, Mr. Koomen and Dr. Salsbury. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market and Securities and Exchange Commission rules and regulations.

Director Compensation

        Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors.

        We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Effective upon the completion of this offering, our outside directors will receive an annual retainer of $10,000 plus an additional payment of $1,000 per full board meeting attended in person or $500 per full board meeting attended by telephone. In addition, the chairperson of our audit committee will receive an annual retainer of $5,000, the chairperson of our compensation committee and the chairperson of our nominating and corporate governance committee will each receive an annual retainer of $2,500 and each director serving in a non-chairperson capacity on our audit, compensation or nominating and corporate governance committee will receive an annual retainer of $1,000.

        Directors also are eligible to receive and have received stock options under our 2001 stock plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant. The following non-employee directors have received stock options under our 2001 stock plan as follows:

Name	Number of Shares Underlying Options Granted	Exercise Price Per Share		Date of Grant
Robert D. Cochran	40,000 10,000	$ $	0.90 0.90	06/01/04 09/22/03
Richard H. Kimball	40,000		$0.90	06/01/04
C.J. Koomen	40,000		$0.90	06/01/04
Justine Lien	40,000		$9.00	01/31/06
Dr. Phillip J. Salsbury	40,000		$3.00	10/17/05

        Outside directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2006 stock incentive plan. An outside director will be automatically granted an initial option to purchase 20,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 10,000 shares of our common stock, provided the director has served on our board for at least six months. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change on control. See "Employee Benefit Plans—2006 Stock Incentive Plan."

Compensation Committee Interlocks and Insider Participation

        No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Executive Compensation

        The following table summarizes all compensation paid to our chief executive officer and to our other most highly compensated executive officer whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the years ended December 31, 2004 and 2005.

Summary Compensation Table

Annual Compensation
Name and Position(s)
	Year	Salary	Bonus
Fumihiro Kozato President and Chief Executive Officer	2005 2004	$161,250 149,720	$86,250 —
Dr. Feng Kuo Chief Technical Officer	2005 2004	157,500 139,440	87,500 —

        In addition, Mark Voll became our chief financial officer in November 2005. Mr. Voll's salary on an annualized basis for 2005 would have been $162,000.

Stock Options

        In the year ended December 31, 2005, none of the individuals named in the Summary Compensation Table above were granted stock options.

        In November 2005, we granted Mr. Voll options to purchase 120,000 shares of common stock at an exercise price of $4.00.

Aggregated Option Exercises in 2005 and Year-End Option Values

        The following table assumes a per-share fair market value equal to $            , the mid-point of the initial public offering price range indicated on the cover of this prospectus.

			Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Fumihiro Kozato	—	—	512,666	—		—
Dr. Feng Kuo	—	—	—	—	—	—

Employee Benefit Plans

  1997 Stock Plan

        Our 1997 stock plan was adopted by our board of directors in May 1997 and was subsequently approved by our stockholders.

        As of December 31, 2005, no shares of common stock remained available for future issuance under our 1997 stock plan. As of December 31, 2005, options to purchase a total of 627,966 shares of common stock were outstanding under the 1997 stock plan with a weighted average exercise price of $0.42 per share. We ceased issuing options under the 1997 stock plan in April 2001.

  2001 Stock Plan

        Our 2001 stock plan was adopted by our board of directors in April 2001 and was subsequently approved by our stockholders.

        As of December 31, 2005, 1,248,464 shares of common stock remained available for future issuance under our 2001 stock plan. As of December 31, 2005, options to purchase a total of 1,789,762 shares of common stock were outstanding under the 2001 stock plan with a weighted average exercise price of $1.50 per share. In addition, any shares subject to outstanding options under our 1997 stock plan that expire unexercised or any unvested shares under our 1997 stock plan that are forfeited could become available for issuance under our 2001 stock plan upon the election of our president. As of December 31, 2005, 10,000 shares previously returned to our 1997 stock plan could become available for issuance under our 2001 stock plan upon the election of our president.

        Following the completion of this offering, no shares of our common stock will remain available for future issuance under the 2001 stock plan. Any shares subject to outstanding options under our 1997 stock plan and 2001 stock plan that expire unexercised, are cancelled or are unvested shares that are forfeited will be available for issuance under our 2006 stock incentive plan up to a maximum of 1,000,000 additional shares. Any shares available for issuance under our 2001 stock plan and are not subject to an outstanding option at the time that our registration statement on form S-1 is declared effective by the Securities and Exchange Commission will not be available for future grant under any of our stock plans.

        The 2001 stock plan provided for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determined the term of options, which was prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to a stockholder holding more than 10% of the voting shares of our company). To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as nonstatutory stock options.

        No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted under the 2001 stock plan generally are immediately exercisable and vest at the rate of 1/4th of the total number of shares subject to the options 12 months after the vesting commencement date, and 1/48th of the total number of shares subject to the options each month thereafter.

        The 2001 stock plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 2001 stock plan may be terminated immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes them.

  2006 Stock Incentive Plan

        General.    Our 2006 stock incentive plan was adopted by our board of directors in November 2005 and, subject to stockholder approval, will become effective at the time we have a registration statement on Form S-1 declared effective by the Securities and Exchange Commission.

        Administration.    The 2006 stock incentive plan will be administered by our compensation committee. The 2006 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

        The board of directors will be able to amend or modify the 2006 stock incentive plan at any time, without stockholder approval, unless approval is required by applicable law or is deemed desirable by our board.

        Authorized Shares.    1,990,000 shares of common stock have been authorized for issuance under the 2006 stock incentive plan. In addition, any shares subject to outstanding options under our 1997 stock plan and 2001 stock plan that expire unexercised or any unvested shares that are forfeited will be available for issuance under our 2006 stock incentive plan up to a maximum of 1,000,000 additional shares. However, no participant in the 2006 stock incentive plan can receive option grants, stock appreciation rights, restricted stock or stock units for more than an aggregate of 1,000,000 shares total in any calendar year. The number of shares reserved for issuance under the 2006 stock incentive plan will be increased on the first day of each of our fiscal years from 2007 through 2015 by the lesser of:

  •
  1,750,000 shares;

  •
  4% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  •
  the number of shares determined by the board of directors.

        Plan Features.    Under the 2006 stock incentive plan:

  •
  We expect that options granted to optionees other than outside directors will generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter.

  •
  Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 20,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be granted automatically a nonstatutory option to purchase 10,000 shares of our common stock, provided the director has served on our board for at least six months. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

  •
  Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity. Stock options automatically granted to outside directors fully vest if we merge with or into another corporation.

  •
  The plan terminates 10 years after its initial adoption, unless terminated earlier by our board. Our board may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

        The number of shares or other benefits granted under the 2006 stock incentive plan may be subject to the attainment of performance goals.

  401(k) Plan

        We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We have not made matching contributions to date, however, the 401(k) Plan provides for discretionary contributions to be made at our election. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Change in Control Arrangements

        On November 1, 2005, Mark Voll entered into an offer letter with us to serve as our chief financial officer. Under the terms of his offer letter, Mr. Voll is entitled to receive an annual salary of $162,000. Pursuant to the terms of the offer letter, we granted Mr. Voll an option to purchase 120,000 shares of our common stock at an exercise price of $4.00 per share. Upon a change of control, Mr. Voll's options will accelerate such that he will automatically vest in the lesser of 30,000 shares or all remaining unvested shares.

Indemnification Agreements

        We intend to enter into agreements, pending stockholder approval, to indemnify our directors and executive officers to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading "Description of Common Stock—Limitation of Liability and Indemnification Matters."

RELATED PARTY TRANSACTIONS

Sale of Common and Preferred Stock

        Since inception, we have sold an aggregate of 14,787,118 shares of preferred stock in the following rounds of financing:

  •
  in July 1997, we sold 4,104,000 shares of series A preferred stock at a price of $0.50 per share;

  •
  in July 1998, March 1999, April 1999, August 1999 and October 1999, we sold an aggregate of 3,137,664 shares of series B preferred stock at a price of $1.50 per share;

  •
  in July 2000 and August 2000, we sold an aggregate of 1,500,000 shares of series C preferred stock at a price of $4.50 per share;

  •
  in December 2001, February 2002, March 2002, October 2002 and December 2002, we sold an aggregate of 1,500,000 shares of series D preferred stock at a price of $5.00 per share;

  •
  in October 2003, we sold 2,400,000 and 1,600,000 shares of series E and E-1 preferred stock, respectively, at a price of $5.00 per share; and

  •
  in March 2005, we sold 545,454 shares of series F preferred stock at a price of $5.50 per share.

        In February 2003, we repurchased an aggregate of 10,000 shares of series C preferred stock from a former employee in connection with his termination. Members of our management and holders of more than 5% of our outstanding capital stock did not participate in the repurchase.

        In December, 2003, we repurchased an aggregate of 1,099,781 shares of series A preferred stock, 679,684 shares of series B preferred stock and 220,535 shares of series C preferred stock. We repurchased these shares to satisfy the requirement of a Series E and E-1 preferred stock investor to buy a higher percentage ownership in the company. In order to minimize dilution to our existing stockholders, we provided an opportunity to our holders of Series A preferred stock, Series B preferred stock and Series C preferred stock for liquidity, using some of the proceeds we received from the Series E and E-1 preferred stock investor. Members of our management and holders of more than 5% of our outstanding capital stock did not participate in the repurchase.

        Immediately prior to completion of this offering, each share of series A, series B, series C, series D, series E, series E-1 and series F preferred stock will convert into one share of common stock.

Transactions with Management and 5% Stockholders

        The table below summarizes purchases, valued in excess of $60,000, of shares of our capital stock by our directors, executive officers and entities owning more than 5% of our outstanding capital stock:

		Shares of Preferred Stock
	Common Stock	Series A	Series B	Series C	Series D	Series E	Series E-1	Series F
Sanyo Semiconductor Corporation	—	—	666,667	—	200,000	—	—	—
Entities affiliated with TCV IV, L.P.	—	50,000	—	—	—	2,400,000	1,600,000	—
Fumihiro Kozato	1,106,222	—	—	—	—	—	—	—

        The affiliates purchased the securities described above at the same prices and on the same terms and conditions as the unaffiliated investors in the private financings. In July 1997, Mr. Kozato purchased 750,000 shares at a purchase price of $0.05 per share. From September 2003 to December 2003, Mr. Kozato purchased a total of 356,222 shares pursuant to the exercise of stock options at exercise prices ranging form $0.15 to $0.45.

        The Law Office of Robert D. Cochran served as our principal outside corporate and securities counsel from our inception until September 2005 and has served as our transfer agent from our incorporation until the effectiveness of this offering. In connection with this representation, we paid the

Law Office of Robert D. Cochran, of which Robert D. Cochran, who has served as our secretary since our incorporation and one of our directors since March 2004, is a principal, approximately $187,000 for services rendered in 2003, $149,000 for services rendered in 2004 and $286,000 for services rendered in 2005.

Registration Rights

        We have entered into an investors' rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the automatic conversion of their convertible preferred stock immediately prior to completion of this offering. All provisions of the investors' rights agreement will terminate upon the completion of the offering, except for the provisions related to registration rights, which will terminate five years from the completion of the offering or, with respect to each holder of registration rights, at such time following the offering that such holder owns less than 1% of the outstanding stock and is able to dispose of its securities in any three month period pursuant to Rule 144 of the Securities Act. For additional information, see "Description of Capital Stock—Registration Rights."

Indemnification Agreements and Director and Officer Insurance

        We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading "Description of Capital Stock—Limitation of Liability and Indemnification Matters."

Indebtedness of Management

        In December 2003, we loaned an aggregate of $100,000 at an interest rate of 4% to Fumihiro Kozato, our chief executive officer, pursuant to two promissory notes. In July 1997, we loaned Mr. Kozato $33,500 at an interest rate at 6% pursuant to a promissory note. These notes were full recourse and were secured by a pledge of stock. The largest aggregate amount of indebtedness outstanding under these notes during 2004 was $129,000. In May, 2005, Mr. Kozato repaid, in full, the note issued in July 1997. On December 20, 2005, Mr. Kozato repaid the remaining notes in full.

        In January 2004, we loaned $80,000 at an interest rate of 4% to Dr. Feng Kuo, our chief technical officer. In December 2003, we loaned an aggregate of $100,000 at an interest rate of 4% and in December 1998, we loaned $7,500 at an interest rate of 5% to Dr. Kuo. These notes were full recourse and were secured by a pledge of stock. The largest aggregate amount of indebtedness outstanding under these notes during 2004 was $182,700. On December 20, 2005, Dr. Kuo repaid these notes in full.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information as of December 31, 2005 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each executive officer named above under "Executive Compensation;"

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o Techwell, Inc., 408 East Plumeria Drive, San Jose, California 95134.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership is based on 17,326,573 shares of common stock outstanding on February 28, 2006, which assumes the conversion of all outstanding shares of preferred stock and includes 82,085 shares of common stock that were issued pursuant to the early exercise of options and are subject to our right of repurchase, which lapses as the applicable option vests over a period of four years from the date of each option grant. For purposes of the table below, we have assumed that shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding shares of common stock to be subject to options held by that person that are currently exercisable or exercisable within 60 days of February 28, 2006. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        The table assumes that the underwriters do not exercise their option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional             shares of common stock from us and the selling stockholders, which additional shares we and the selling stockholders have agreed to sell in the same proportion as the shares being sold to the underwriters if there is no exercise of the underwriters' option. If the underwriters' option is exercised in full, each selling stockholder will sell an additional        % of the "Shares Being Sold in the Offering" listed opposite such stockholder's name. If the underwriters' option is exercised in part, the additional shares will be sold first by us and then by the selling stockholders pro rata according to the percentage of the additional shares to be sold by each selling stockholder.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering
			Shares Being Sold in the Offering
Name and Address of Beneficial Owner	Number of Shares	Percentage of Shares		Number of Shares	Percentage of Shares
5% Stockholders:
Entities affiliated with TCV IV, L.P.(1)	4,050,000	23.4%
Sanyo Semiconductor Corporation(2)	866,667	5.0
Named Executive Officers and Directors:
Fumihiro Kozato(3)	1,468,888	8.2
Dr. Feng Kuo(4)	670,000	3.9
Robert D. Cochran(5)	150,642	*
Richard H. Kimball(6)	4,090,000	23.6
C.J. Koomen(7)	40,000	*
Justine Lien(8)	40,000	*
Dr. Phillip Salsbury(9)	40,000	*
All executive officers and directors as a group (8 persons)(10)	6,479,530	36.3
Other Selling Stockholders:

*
Represents beneficial ownership of less than 1%.

(1)
Includes 3,904,410 shares held by TCV IV, L.P. and 145,590 shares held by TCV IV Strategic Partners, L.P. Mr. Kimball, a director of the Company, is a managing member of Technology Crossover Management IV, L.L.C., which is the general partner of each of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Kimball shares voting and dispositive power over these shares with Jay Hoag, the other managing member of Technology Crossover Management IV, L.L.C., which is the general partner of each of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Kimball disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for each of these entities is: c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

(2)
Principal address for Sanyo Semiconductor Corporation is: 80 Commerce Drive, Allendale, New Jersey 07401. Sanyo Semiconductor Corporation is a subsidiary of Sanyo Electric Co., Ltd. Satoshi Iue and Osamu Kajikawa, the board of directors of Sanyo Electric Co., Ltd, have voting and dispositive power over these shares.

(3)
Includes 512,666 shares that are immediately exercisable. Also includes 388,888 shares held by Mr. Kozato as custodian for one of his children.

(4)
Includes 80,000 shares held by Mr. Kuo's minor children.

(5)
Includes 40,000 shares that were acquired by Mr. Cochran pursuant to an option agreement which allowed Mr. Cochran to purchase unvested shares, which shares vest in installments over a four-year period so long as Mr. Cochran continues to render services to us. Under the terms of the option agreement, we have a right to repurchase at the original purchase price paid by Mr. Cochran, or $0.90 per share, any remaining unvested shares at the time Mr. Cochran ceases to render services to us. As of February 28, 2006, we had a right to repurchase 20,834 unvested shares if Mr. Cochran had ceased to render services to us on that date. Our right to repurchase unvested shares will fully lapse in March 2008.

(6)
Includes 3,904,410 shares held by TCV IV, L.P. and 145,590 shares held by TCV IV Strategic Partners, L.P. Mr. Kimball, a director of the Company, is a managing member of Technology Crossover Management IV, L.L.C., which is the general partner of each of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Kimball shares voting and dispositive power over these shares with Jay Hoag, the other managing member of Technology Crossover Management IV, L.L.C., which is the general partner of each of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Kimball disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Kimball is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301. Also includes 40,000 shares that are immediately exercisable by Mr. Kimball under the terms of an option agreement between Mr. Kimball and us. Under the terms of the option agreement, Mr. Kimball has a right to buy unvested shares, which shares vest in installments over a four-year period so long as Mr. Kimball continues to render services to us. Under the terms of the option agreement, if Mr. Kimball were to purchase unvested shares, we would have a right to repurchase at the original purchase price paid by Mr. Kimball, or $0.90 per share, any remaining unvested shares at the time Mr. Kimball ceases to render services to us. As of February 28, 2006, Mr. Kimball had vested in 13,333 shares. Our right to repurchase unvested shares will fully lapse in October 2008.

(7)
Includes 40,000 shares that were acquired by Mr. Koomen pursuant to an option agreement which allowed Mr. Koomen to purchase unvested shares, which shares vest in installments over a four-year period so long as Mr. Koomen continues to render services to us. Under the terms of the option agreement, we have a right to repurchase at the original purchase price paid by Mr. Koomen, or $0.90 per share, any remaining unvested shares at the time Mr. Koomen ceases to render services to us. As of February 28, 2006, we had a right to repurchase 23,334 unvested shares if Mr. Koomen had ceased to render services to us on that date. Our right to repurchase unvested shares will fully lapse in June 2008.

(8)
Includes 40,000 shares that are immediately exercisable by Ms. Lien under the terms of an option agreement between Ms. Lien and us. Under the terms of the option agreement, Ms. Lien has a right to buy unvested shares, which shares vest in installments over a four-year period so long as Ms. Lien continues to render services to us. Under the terms of the option agreement, if Ms. Lien were to purchase unvested shares, we would have a right to repurchase at the original purchase price paid by Ms. Lien, or $9.00 per share, any remaining unvested shares at the time Ms. Lien ceases to render services to us. As of February 28, 2006, Ms. Lien had vested in 833 shares. Our right to repurchase unvested shares will fully lapse in January 2010.

(9)
Includes 40,000 shares that were acquired by Dr. Salsbury pursuant to an option agreement which allowed Dr. Salsbury to purchase unvested shares, which shares vest in installments over a four-year period so long as Dr. Salsbury continues to render services to us. Under the terms of the option agreement, we have a right to repurchase at the original purchase price paid by Dr. Salsbury, or $3.00 per share, any remaining unvested shares at the time Dr. Salsbury ceases to render services to us. As of February 28, 2006, we had a right to repurchase 36,667 unvested shares if Dr. Salsbury had ceased to render services to us on that date. Our right to repurchase unvested shares will fully lapse in October 2009.

(10)
Includes 3,904,410 shares held by TCV IV, L.P. and 145,590 shares held by TCV IV Strategic Partners, L.P. Mr. Kimball disclaims beneficial ownership of the securities held by the entities affiliated with TCV except to his pecuniary interest therein. Also includes 572,666 shares that are immediately exercisable, of which 46,667 shares as of February 28, 2006 are unvested and would be subject to our right of repurchase, if exercised, which right shall lapse over time as the shares vest. Also includes 80,835 shares subject to our right of repurchase as of February 28, 2006, which right shall lapse over time as the shares vest. Our right to repurchase unvested shares may be exercised in accordance with the original terms of the option agreements pursuant to which our directors and executive officers purchased or may purchase unvested shares. We may exercise our right to repurchase at the original purchase price paid for any unvested shares at the time one of our directors or executive officers ceases to render services to us. Our right to repurchase lapses in full with respect to each director or executive officer after four years from the date that the option initially commenced vesting.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share, after giving effect to the conversion of all outstanding preferred stock into common stock and to the amendment of our certificate of incorporation.

        As of December 31, 2005, there were 17,233,677 shares of common stock outstanding held by approximately 180 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock immediately prior to completion of this offering.

        The following information assumes the filing of our restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering.

Common Stock

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see "—Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws."

        No Preemptive, Conversion or Redemption Rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

        Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

        Immediately prior to completion of this offering, each outstanding share of our preferred stock will be converted into one share of common stock. Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

        The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        After this offering, the holders of            shares of common stock issued upon conversion of the preferred stock have contractual rights to require us to register those shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account, holders of those shares are entitled to include their shares in our registration, provided they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it and subject to, among other conditions, the decision of the underwriters of any such offering to limit the number of shares included in the registration. Six months after the effective date of the registration statement of which this prospectus is a part, and subject to limitations and conditions specified in the investor rights agreement with the holders, holders of at least 50% of the shares of common stock issued upon conversion of the preferred stock may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares, provided that the shares to be included in the registration either comprise at least 30% of the aggregate number of shares of common stock issued upon conversion of the preferred stock or have an anticipated aggregate public offering price of at least $5,000,000. We are not obligated to effect more than two of these stockholder-initiated registrations. Holders of those shares may also require us to file additional registration statements on Form S-3, subject to limitations specified in the investor rights agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

        Delaware Law.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board before the date the interested stockholder attained that status, or the board approved the transaction in which the stockholder became an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and by employee stock plans in which shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after the date the business combination is approved by the board and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

        A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

        Charter and Bylaws.    Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

  •
  no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

  •
  the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the indemnification of officers and directors and the ability of stockholders to take action;

  •
  our board of directors will be expressly authorized to make, alter or repeal our bylaws;

  •
  stockholders may not call special meetings of the stockholders or fill vacancies on the board;

  •
  our board of directors will be authorized to issue preferred stock without stockholder approval;

  •
  directors may only be removed for cause by a majority of the holders of the shares entitled to vote at an election of directors; and

  •
  we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

        We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Section 102(b)(7) of the DGCL allows a corporation to limit the liability of its directors in the corporation's certificate of incorporation except:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

        Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, which could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Nasdaq National Market Listing Symbol

        We have applied to list our common stock for quotation on The Nasdaq National Market under the symbol "TWLL."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

        Upon completion of this offering, we will have outstanding            shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our "affiliates" as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are "restricted securities" within the meaning of Rule 144 under the Securities Act.

        As a result of the lock-up agreements and the provisions of Rules 144, 144(k) and 701 described below, the restricted securities will be available for sale in the public market as follows:

  •
  no shares will be eligible for sale prior to 180 days after the date of this prospectus;

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701; and

  •
  shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

Lock-up Agreements

        Our directors, executive officers and all of our stockholders, who collectively hold an aggregate of            shares of common stock, have agreed with us or with Lehman Brothers Inc. that they will not sell any common stock owned by them without the prior written consent of Lehman Brothers Inc. for a period of 180 days from the date of this prospectus. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of Lehman Brothers Inc. without prior notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lock-up period,            shares of our common stock outstanding after this offering will become available for sale.

        In addition, Lehman Brothers Inc. has agreed to permit any person who entered into a lock-up agreement with the underwriters to enter into, at any time during the lock-up period, a Rule 10b5-1 trading plan with respect to their Techwell securities; provided, however, that no such person shall be permitted to sell or trade any such securities during the lock-up period whether pursuant to the Rule 10b5-1 trading plan or otherwise.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our affiliates within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares of common stock, or approximately            shares, immediately after this offering, assuming no exercise of the underwriters' option to purchase additional shares from us and the selling stockholders; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

        A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.            shares will qualify as "Rule 144(k) shares" within 180 days after the date of this prospectus.

Rule 701

        Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

        We intend to file a registration statement under the Securities Act covering approximately            shares of common stock reserved for issuance under our stock plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

Registration Rights

        In addition, after this offering, the holders of approximately            shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Registration Rights."

UNDERWRITING

        Lehman Brothers Inc., acting as sole book-running manager, and Cowen & Co., LLC, acting as joint lead manager, along with Needham & Company, LLC, Piper Jaffray & Co. and Pacific Growth Equities, LLC, are acting as representatives of the underwriters. Under the terms of an underwriting agreement each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Cowen & Co., LLC
Needham & Company, LLC
Piper Jaffray & Co.
Pacific Growth Equities, LLC

Total

        The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material adverse change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Per share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Paid by us
Paid by selling stockholders

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us and the selling stockholders are estimated to be $    (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares

        We and the selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than            shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We, all of our directors and executive officers, holders of more than    % of our outstanding stock and the selling stockholders have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of this prospectus, other than permitted transfers.

        Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. The lock-up agreement of one of our stockholders provides that any waiver or termination of the restrictions provided for in any lock-up agreements must apply to all stockholders subject to the lock-up agreements pro rata based on the number of shares of common stock subject to the lock-up agreements.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to          shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The directed share program materials will include a lock-up agreement requiring each purchaser in the directed share program to agree that for a period of 180 days from the date of this prospectus, such purchaser will not, without prior written consent of Lehman Brothers Inc., dispose of or hedge any shares of common stock purchased in the directed share program. The purchasers in the directed share program will be subject to substantially the same form of lock-up agreement as our officers, directors and stockholders described above.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of ordinary shares being offered hereby to the public in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, with effect from and including the Relevant Implementation Date, it may make an offer of our ordinary shares to the public in that Relevant Member State at any time:

          (1)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (2)   to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than 443,000,000; and (iii) an annual net turnover of more than 450,000,000, as shown in its last annual or consolidated accounts; or

          (3)   in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

        This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d'investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Germany

        The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, not any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Italy

        The offering has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian securities legislation. The shares may not be offered or sold nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

          (1)   made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 or May 14, 1999 and any other applicable laws and regulations;

          (2)   made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No. 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase shares; and

          (3)   in compliance with all relevant Italian securities and tax laws and regulations.

The Netherlands

        The shares may not be offered in The Netherlands, directly or indirectly, whether as part of their initial distribution or as part of any re-offering at any time thereafter, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or business within the meaning of section 2 of the exemption regulation pursuant to the Securities Market Supervision Act of The Netherlands 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, securities firms, insurance companies, pension funds, investment institutions, other institutional investors, finance companies and treasury departments of large commercial enterprises, which are regularly active in the financial markets in a profession manner.

United Kingdom

        Each underwriter has represented, warranted and agreed that:

          (1)   it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

          (2)   it has only communicated, caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

          (3)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The Nasdaq National Market

        We have applied to list our shares of common stock for quotation on The Nasdaq National Market under the symbol "TWLL."

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus outside of the United States, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

        Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Selected legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

        The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On September 29, 2004, our board of directors approved the dismissal of PricewaterhouseCoopers LLP, or PWC, as our independent registered public accounting firm and subsequently appointed Deloitte & Touche LLP as our independent registered public accounting firm.

        During the year ended December 31, 2003 and through September 29, 2004, there were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to PWC's satisfaction, would have caused them to make reference thereto in their report on the financial statements for such years.

        During the year ended December 31, 2003 and through September 29, 2004, there were no reportable events pursuant to Item 304(a)(1)(v) of Regulation S-K.

        The report of PWC on the financial statements for the year ended December 31, 2003 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

        We did not consult with Deloitte & Touche LLP on any accounting or financial reporting matters in the periods prior to their appointment.

        We requested PricewaterhouseCoopers LLP to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of January 11, 2006, is filed as Exhibit 16.1 to the Form S-1 registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the Securities and Exchange Commission's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above.

TECHWELL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Techwell, Inc.:

        We have audited the accompanying consolidated balance sheets of Techwell, Inc. and subsidiary (the "Company") as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' deficit and redeemable convertible preferred stock, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Techwell, Inc. and subsidiary as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1, the accompanying consolidated statement of cash flows for the year ended December 31, 2005 has been restated.

/s/  DELOITTE & TOUCHE LLP

San Jose, California
March 20, 2006
(March 30, 2006 as to the second sentence of Note 1
and as to the last sentence of Note 10 and April 7, 2006 as to the paragraph "Prepaid expenses and other current assets" in Note 1)

TECHWELL, INC

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
			Unaudited Pro Forma 2005
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,069	$15,982
Short term investments	8,356	804
Accounts receivable	581	3,052
Inventory	1,438	3,113
Prepaid expenses and other current assets	1,178	2,224
Restricted cash	100	—

Total current assets	13,722	25,175
PROPERTY AND EQUIPMENT—Net	376	434
OTHER ASSETS	45	35

TOTAL	$14,143	$25,644

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$920	$1,336
Accrued liabilities	676	2,687
Restructuring accrual	103	—

Total current liabilities	1,699	4,023
DEFERRED RENT	34	54

Total liabilities	1,733	4,077

COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK: $0.001 par value—shares authorized: 13,841,664 shares in 2004 and 12,787,118 shares in 2005; shares issued and outstanding: 12,231,664 shares in 2004, 12,777,118 shares in 2005 and none pro forma; aggregate liquidation preference: $38,402 in 2004 and $41,402 in 2005 and none pro forma	37,868	40,777	$—

STOCKHOLDERS' DEFICIT:
Common stock: $0.001 par value—25,000,000 shares authorized; shares issued and outstanding: 3,688,454 shares in 2004, 4,369,058 shares in 2005 and 17,146,176 pro forma	4	4	17
Additional paid-in capital	3,961	5,355	46,119
Stockholder notes receivable	(438)	—	—
Deferred stock-based compensation	(1,198)	(1,323)	(1,323)
Accumulated deficit	(27,787)	(23,246)	(23,246)

Total stockholders' deficit	(25,458)	(19,210)	21,567

TOTAL	$14,143	$25,644	$21,567

See accompanying notes to consolidated financial statements.

TECHWELL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2003	2004	2005
REVENUES	$11,128	$17,251	$36,051
COST OF REVENUES*	8,862	8,780	17,304

GROSS PROFIT	2,266	8,471	18,747

OPERATING EXPENSES:
Research and development*	4,651	6,319	8,684
Selling and marketing*	1,854	2,388	3,651
General and administrative*	1,055	1,410	2,079
Restructuring charges	—	224	—

Total operating expenses	7,560	10,341	14,414

INCOME (LOSS) FROM OPERATIONS	(5,294)	(1,870)	4,333
INTEREST INCOME	95	179	368

INCOME (LOSS) BEFORE INCOME TAXES	(5,199)	(1,691)	4,701
INCOME TAXES	—	51	160

NET INCOME (LOSS)	$(5,199)	$(1,742)	$4,541

NET INCOME (LOSS) PER SHARE:
Basic	$(2.16)	$(0.49)	$1.14
Diluted	(2.16)	(0.49)	0.25
Unaudited pro forma basic			0.27
Unaudited pro forma diluted			0.25
WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) PER SHARE CALCULATIONS:
Basic	2,405	3,591	3,993
Diluted	2,405	3,591	18,434
Unaudited pro forma basic			16,667
Unaudited pro forma diluted			18,434

* NON-CASH STOCK-BASED COMPENSATION EXPENSE INCLUDED IN:
Cost of revenues	$48	$22	$31
Research and development	447	474	427
Selling and marketing	299	310	284
General and administrative	339	116	158

See accompanying notes to consolidated financial statements.

TECHWELL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share data)

	Redeemable Preferred Stock
			Common Stock
					Additional Paid-in Capital	Stockholder Notes Receivable	Deferred Stock-Based Compensation	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2002	10,241,664	$20,641	2,348,361	$2	$6,674	$(192)	$(977)	$(20,846)	$(15,339)
Issuance of Series E redeemable preferred shares net of issuance costs of $113	2,400,000	11,879							—
Issuance of Series E-1 redeemable preferred shares net of issuance costs of $76	1,600,000	7,932							—
Repurchase of Series A redeemable preferred shares under tender offer	(1,099,781)	(549)			(3,850)				(3,850)
Repurchase of Series B redeemable preferred shares under tender offer	(679,684)	(1,006)			(1,713)				(1,713)
Repurchase of Series C redeemable preferred shares under tender offer	(220,535)	(963)			81				81
Repurchase of Series C redeemable preferred shares	(10,000)	(45)							—
Issuance of common stock upon exercise of stock options			188,351		88				88
Issuance of common stock upon exercise of stock options for notes receivable			918,444	1	334	(335)			—
Payments received on stockholder notes receivable						4			4
Deferred stock-based compensation					1,100		(1,100)		—
Deferred stock-based compensation in relation to promissory notes with below market interest rates					147		(147)		—
Amortization of deferred stock-based compensation							1,184		1,184
Forfeitures of deferred stock-based compensation					(110)		54		(56)
Net loss								(5,199)	(5,199)

BALANCE—December 31, 2003	12,231,664	37,889	3,455,156	3	2,751	(523)	(986)	(26,045)	(24,800)

(Continued)

TECHWELL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In thousands, except share data)

	Redeemable Preferred Stock
			Common Stock
					Additional Paid-in Capital	Stockholder Notes Receivable	Deferred Stock-Based Compensation	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2003	12,231,664	$37,889	3,455,156	$3	$2,751	$(523)	$(986)	$(26,045)	$(24,800)
Issuance costs of Series E redeemable preferred shares		(21)
Issuance of common stock upon exercise of stock options			133,645	1	105				106
Issuance of common stock upon exercise of stock options
for notes receivable			227,778		86	(86)			—
Repurchase of common stock upon cancellation of notes receivable			(128,125)		(115)	115			—
Payments received on stockholder notes receivable						56			56
Deferred stock-based compensation					1,586		(1,586)		—
Deferred stock-based compensation in relation to
promissory notes with below market interest rates					13		(13)		—
Amortization of deferred stock-based compensation							1,101		1,101
Forfeitures of deferred stock-based compensation					(465)		286		(179)
Net loss								(1,742)	(1,742)

BALANCE—December 31, 2004	12,231,664	37,868	3,688,454	4	3,961	(438)	(1,198)	(27,787)	(25,458)
Issuance of Series F redeemable preferred shares net of issuance costs of $91	545,454	2,909							—
Issuance of common stock upon exercise of stock options			680,604		369				369
Payments received on stockholder notes receivable						438			438
Deferred stock-based compensation					1,515		(1,515)		—
Amortization of deferred stock-based compensation							1,098		1,098
Forfeitures of deferred stock-based compensation					(490)		292		(198)
Net income								4,541	4,541

BALANCE—December 31, 2005	12,777,118	$40,777	4,369,058	$4	$5,355	$—	$(1,323)	$(23,246)	$(19,210)

        (Concluded)

See accompanying notes to consolidated financial statements.

TECHWELL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(5,199)	$(1,742)	$4,541
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	187	186	192
Loss on disposal of fixed assets	1	16	—
Stock-based compensation	1,133	922	900
Changes in assets and liabilities:
Accounts receivable	(644)	236	(2,471)
Inventory	(562)	(378)	(1,675)
Prepaid expenses and other current assets	(1,044)	5	756
Other assets	(794)	749	10
Accounts payable	1,152	(673)	416
Accrued liabilities	356	83	987
Deferred income	(35)	(224)	—
Restructuring accrual	—	103	(103)
Deferred rent	4	26	20

Net cash provided by (used in) operating activities	(5,445)	(691)	3,573

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(171)	(280)	(250)
Change in restricted cash			100
Purchase of short term investments	(3,007)	(8,279)	—
Proceeds from maturities of short term investments	—	2,930	7,552

Net cash provided by (used in) investing activities	(3,178)	(5,629)	7,402

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series D redeemable preferred shares	—	—	—
Proceeds from issuance of Series E redeemable preferred shares	11,879	—	—
Proceeds from issuance of Series E-1 redeemable preferred shares	7,932	—	—
Repurchase of Series A redeemable preferred shares under tender offer	(4,399)	—	—
Repurchase of Series B redeemable preferred shares under tender offer	(2,719)	—	—
Repurchase of Series C redeemable preferred shares under tender offer	(882)	—	—
Repurchase of Series C redeemable preferred shares	(45)	—	—
Proceeds from issuance of Series F redeemable preferred shares			2,909
Proceeds from exercise of stock options	88	106	369
Series E redeemable preferred shares issuance costs		(21)	—
Collections on notes receivable from stockholders	4	56	438
Payment of deferred offering costs	—	—	(778)

Net cash provided by financing activities	11,858	141	2,938

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,235	(6,179)	13,913
CASH AND CASH EQUIVALENTS—Beginning of period	5,013	8,248	2,069

CASH AND CASH EQUIVALENTS—End of period	$8,248	$2,069	$15,982

SUPPLEMENTAL CASH FLOW INFORMATION—Income Taxes Paid	$8	$9	$18

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Net change in fair value of common stock associated with notes receivable	$147	$13	$—

Common stock issued for notes receivable	$335	$86	$—

Cancellation of notes receivable upon repurchase of common stock	$—	$115	$—

Deferred stock-based compensation related to stock option grants	$1,100	$1,586	$1,515

Reversals of deferred stock-based compensation for cancellation of stock options	$110	$465	$490

Accrued offering costs	$—	$—	$1,024

See accompanying notes to consolidated financial statements.

TECHWELL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization—Techwell, Inc. (the "Company"), was incorporated in California on March 7, 1997. Effective March 30, 2006, the Company reincorporated in Delaware. The consolidated financial statements have been adjusted to give retroactive effect for the establishment of par value for its common stock. The Company has a domestic subsidiary organized to facilitate reincorporation in Delaware. The Company is a fabless semiconductor company that designs, markets and sells mixed signal integrated circuits for multiple video applications in the consumer, security surveillance and automotive markets.

        The Company has branch offices in South Korea and Taiwan. The South Korea office provides sales support to customers and is also involved in product development. The Taiwan office was established in 2004 primarily to provide sales support to customers.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

        Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain Significant Risks and Uncertainties—The Company operates in a dynamic high technology industry and changes in any of the following areas could have a material adverse effect on the Company's financial position and results of operations: unpredictable volume and timing of customer orders, which are not fixed by contract; loss of one or more of its customers; decrease in the overall average selling prices of its products; changes in the relative sales mix of its products; changes in its cost of finished goods; the availability, pricing and timeliness of delivery of other components used in the Company's customers' products; the Company's customers' sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions; product obsolescence and the Company's ability to manage product transitions; the Company's ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by the Company or by its competitors.

        Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds, the fair value of which approximates cost.

        Restricted Cash—At December 31, 2004, the Company had $100,000 invested in a certificate of deposit with a bank as security for the Company's former office lease.

        Short Term Investments—At December 31, 2004 and 2005, the Company had $8,356,000 and $804,000, respectively, invested in certificates of deposit with banks with remaining maturity periods greater than 90 days at the time of purchase. The interest rates on these investments as of December 31, 2005 ranged from 2.57% to 3.0%. The Company classifies its short term investments as available for sale securities. The market value of the investments approximated carrying value at each reporting date and there is no unrealized gain or loss.

        Concentrations—The Company has the following concentrations:

          Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions. The Company's accounts receivable are substantially derived from customers located in Asia. The Company generally requires letters of credit or advance payments from customers. The Company also performs credit evaluations of its customers and provides credit to certain customers in the normal course of business.

          The revenues and accounts receivable from customers representing 10% or more of total revenues and accounts receivables are as follows:

	Years Ended December 31,
	2003	2004	2005
REVENUES:
Customer A	*	11%	10%
Customer B	*	*	10%
Customer C	24%	*	*
Customer D	16%	*	*
	December 31,
	2004	2005
ACCOUNTS RECEIVABLE:
Customer A	22%	15%
Customer B	*	*
Customer C	*	*
Customer D	*	11%
Customer E	34%	*
Customer F	*	18%
Customer G	*	12%

*
less than 10%

          The Company has not incurred bad debt write-offs during any of the periods presented.

          Supplier Risk—The Company is a fabless producer of semiconductors and is dependent on two subcontractors for substantially all of its production requirements. The failure of either subcontractor to fulfill the production requirements of the Company on a timely basis would adversely impact future results. Although there are other subcontractors that are capable of providing similar services, an unexpected change in either subcontractor would cause delays in the Company's products and potential significant loss of revenue.

        Inventory—Inventory is valued at the lower of cost or market, computed on a first-in, first-out basis. Inventory consists of work in process (principally processed wafers and products at third party assembly and test subcontractors) and finished goods. The Company's products are subject to rapid technological obsolescence and severe price competition. Should the Company experience a substantial unanticipated decline in the selling price of, or demand for, its products, a significant charge to operations could result. The Company evaluates inventory for excess and obsolescence and writes off units which are not expected to be sold based upon demand forecasts. If actual future demand for the Company's products is less than amounts forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped.

        Prepaid expenses and other current assets—Prepaid expenses and other current assets include $797,000, and $4,000 advance payments of employee compensation at December 31, 2004 and 2005, respectively. The advance payments are amortized to expense over the vesting periods ranging from six months to two years. Prepaid expenses and other current assets also include deferred offering costs that are expected to be reclassified to equity upon completion of the Company's initial public offering. On April 7, 2006, the Company determined that the payment of deferred offering costs in the consolidated statement of cash flows for the year ended December 31, 2005 should be classified as a financing activity rather than an investing activity as previously reported. As a result, such consolidated statement of cash flows has been restated.

        Property and Equipment—Property and equipment, including leasehold improvements, are recorded at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years, or in the case of leasehold improvements, over the shorter of the lease period or the estimated useful life.

        Long-Lived Assets—Long-lived assets include equipment and furniture and fixtures. The Company evaluates long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, the Company would measure an impairment loss in an amount equal to the excess of the carrying amount over the discounted cash flows.

        Other Assets—Other assets consist primarily of long-term lease deposits.

        Revenue Recognition—Revenues from product sales are recognized upon shipment, provided title and risk of loss has passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is probable. The Company does not allow for price protection or stock rotation rights with any of its customers.

        Customers have no rights of return except pursuant to the Company's product warranty. The Company has no other post-shipment obligations and sales are not subject to customer acceptance provisions.

        Prior to the fourth quarter of 2004, the Company recognized revenues on shipments to distributors only upon resale by those distributors. Beginning in the fourth quarter of 2004, the Company had sufficient historical evidence with respect to returns made by distributors to enable it reasonably to estimate returns and recognize revenues at the time of shipment to its distributors instead of at the time of resale by its distributors. The effect on 2004 of this change in accounting estimate is to recognize additional revenues of $864,000 and gross profit of $224,000 that had been deferred at December 31, 2003.

        The Company has in the past entered into development agreements with a limited number of its customers. Development revenues are recognized under the percentage of completion method when persuasive evidence of an arrangement exists (as evidenced by a written contract), the fee is fixed or determinable and collectibility is probable. During the years ended December 31, 2003, 2004 and 2005, the Company recognized development revenue of approximately $50,000, $500,000, and $0, respectively.

        Product Warranty—The Company offers a one-year product replacement warranty. The Company accrues for estimated returns of defective products based on historical activity for the prior twelve months at the time revenue is recognized. The determination of these accruals requires the Company to make estimates of the frequency and extent of warranty activity and estimated future costs to replace the products under warranty. If the actual warranty activity and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. However, returns of defective products were infrequent and the quantities have not been significant. Accordingly, historical warranty costs have not been material for the periods presented. A summary of the accrued warranty, which is included in accrued liabilities is as follows (in thousands):

	Years Ended December 31,
	2004	2005
Balance—beginning of period	$12	$20
Accruals for sales in the period	8	66
Costs incurred	—	(36)

Balance—end of period	$20	$50

        Research and Development—Research and development costs are expensed as incurred.

        Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. In applying SFAS 109, the Company is required to estimate its current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required to assess the likelihood that its deferred tax assets will be recovered from future taxable income. As of December 31, 2005, the Company's total deferred tax assets were principally comprised of net operating loss carryforwards, research and other credit carryforwards and expense accruals. As of December 31, 2005, based on the available objective evidence, the Company believed it is more likely than not that its deferred tax assets will not be realizable. The Company based this belief primarily on the fact that, despite its pre-tax income for the year ended December 31, 2005, it has incurred cumulative pre-tax losses in all prior years. Accordingly, the Company provided a full valuation allowance against its net deferred tax assets as of December 31, 2005. Should sufficient positive, objectively verifiable evidence of the realization of the Company's net deferred tax assets exist at a future date, it would reverse any remaining valuation allowance and reduce the tax provision to the extent supported by estimates of future taxable income at that time.

        Stock-Based Compensation—The Company accounts for stock-based compensation awards issued to its employees using the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"), Accounting for Stock Issued to Employees. Accordingly, the Company

has recorded compensation expense for stock options granted with exercise prices less than the fair value of the underlying common stock at the option grant date. The Company accounts for stock-based awards to non-employees in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.

        The Company determines its amortization expense for stock-based compensation following the multiple grant approach, which results in substantially higher amounts of amortization in earlier years as opposed to the single grant approach, which results in equal amortization over the vesting period of the options. The amortization in any given period under the multiple grant method is significantly impacted by the number and timing of grants within the period and the amount by which the estimated fair value of the Company's stock exceeds the exercise price of the option and, to a lesser extent, from the amortization of options granted in previous periods. Under the multiple grant approach, forfeitures of unvested options resulting from employee terminations result in the reversal during the period of forfeiture of previously expensed stock compensation associated with the unvested options. Stock compensation from vested options, whether forfeited or not, is not reversed. For example, for an option that vests as to 25% of the full grant upon the first anniversary from the vesting start date and the remaining 75% of the shares in equal monthly installments over the next three years, the multiple grant approach results in slightly more than 50% of the aggregate deferred stock compensation being expensed during the first year after grant. If an employee terminates before one year when the initial 25% of the option vests, all previously expensed stock compensation is reversed in the period of termination. If an employee terminates after one year from grant, the previously expensed compensation in excess of the amount relating to the straight line amortization associated with the vested 25% of the options is reversed.

        SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to disclose pro forma information as to what its net income (loss) would have been if equity awards to employees had been accounted for using the fair value method of SFAS No. 123, rather than the intrinsic value method of APB Opinion No. 25. The pro forma information for the years ended December 31, 2003, 2004, and 2005, is as follows (in thousands):

	Years Ended December 31,
	2003	2004	2005
Net income (loss)—as reported	$(5,199)	$(1,742)	$4,541
Add employee stock-based compensation expense included in reported net income (loss), net of tax	1,038	745	813
Less fair value of employee stock-based compensation, net of tax	(1,124)	(884)	(909)

Pro forma net income (loss)	$(5,285)	$(1,881)	$4,445

Basic net income (loss) per share:
As reported	$(2.16)	$(0.49)	$1.14

Pro forma	$(2.20)	$(0.52)	$1.11

Diluted net income (loss) per share:
As reported	$(2.16)	$(0.49)	$0.25

Pro forma	$(2.20)	$(0.52)	$0.24

        The fair value of each employee option grant (under the minimum value method) has been estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2003	2004	2005
Expected life in years	5	5	5-6.08
Risk free interest rate	2.33%-3.36%	3.40%-3.84%	3.77%-4.45%
Volatility	—%	—%	—%
Dividend yield	—%	—%	—%

        Unaudited Pro Forma Information—The unaudited pro forma information in the accompanying balance sheets assumes the conversion of the outstanding shares of convertible preferred stock into common stock, resulting from the planned initial public offering as if it had actually occurred on December 31, 2005.

        Net Income (Loss) Per Share—The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share, basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period excluding shares subject to repurchase. Diluted net income (loss) per common share reflects the effects of potentially dilutive securities, which consist of convertible preferred stock, common stock options, and common stock subject to repurchase. A reconciliation of shares used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

	Years Ended December 31,
	2003	2004	2005
Weighted average common shares outstanding	2,528	3,674	4,041
Weighted average shares subject to repurchase	(123)	(83)	(48)

Shares used to calculate basic net income (loss) per share	2,405	3,591	3,993

Effect of dilutive securities:
Convertible preferred stock	—	—	12,674
Common stock options	—	—	1,719
Weighted average shares subject to repurchase	—	—	48

Dilutive potential common stock	—	—	14,441

Shares used to calculate diluted net income (loss) per share	2,405	3,591	18,434

        For the years ended 2003 and 2004, outstanding common stock options of 2,242,840 shares and 2,615,062 shares and convertible preferred stock of 12,231,664 shares and 12,231,664 shares, respectively, have been excluded as they are antidilutive due to the Company's net loss. No additional potentially dilutive securities were outstanding at December 31, 2005.

        Unaudited pro forma basic and diluted net income (loss) per share—Pro forma basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period and the weighted average number of common shares resulting from the assumed conversion as of the later of the beginning of the period or the actual issuance date of outstanding shares of redeemable convertible preferred stock. Pro forma diluted net income per share for the year ended December 31, 2005 is the same as actual diluted net income per share.

        Other Comprehensive Income (Loss)—The Company accounts for comprehensive income (loss) under the provisions SFAS No. 130, Reporting Comprehensive Income (Loss), which establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non-owner sources. For the years ended December 31, 2003, 2004 and 2005, the Company did not have any changes in equity from non-owner sources.

        Recent Accounting Pronouncements—In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Cost (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43 "Accounting Research Bulletin", Chapter 4, "Inventory Pricing" (ARB 43) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS

No. 151 will be effective for fiscal years beginning after June 15, 2005. The Company has not adopted the provisions of SFAS No. 151, and it does not expect SFAS No. 151 to have a material effect on its financial statements.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets (SFAS No. 153). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. However, the guidance in that opinion included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 will be effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's financial statements.

        On December 16, 2004, the FASB issued SFAS 123R, Share-Based Payment (SFAS 123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB Opinion No. 25 to stock compensation awards issued to employees. Instead, the new standard requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period.

        The Company has not yet quantified the effects of the adoption of SFAS 123R, but it expects that the new standard will result in significant stock-based compensation expense. The effects of adopting SFAS 123R will depend on numerous factors, including the number of stock-based awards granted in any period, the valuation model the Company chooses to value stock-based awards, the assumed award forfeiture rate, the accounting policies the Company adopts concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, for adopting SFAS 123R.

        SFAS 123R will be effective for the Company's quarter beginning January 1, 2006 and requires the Company to use the prospective method for transition. Under this method, SFAS 123R will be applied to new awards and to awards modified, repurchased or cancelled after the effective date. Future amortization of stock-based compensation will be based on the balance of deferred stock compensation relating to unvested awards at the date of adoption using the intrinsic value as previously recorded under APB 25 and based on the grant date fair value for awards granted after January 1, 2006. Accordingly, the adoption of SFAS 123R will result in higher amounts of stock compensation for awards granted after January 1, 2006 than would have been recorded if the Company continued to apply APB Opinion No. 25. The actual impact will depend on the actual amount of stock-related awards granted after January 1, 2006 and the estimate of the fair value of such awards, which depends on the valuation model the Company chooses to use and the related assumptions used in the model as well as the estimated forfeiture rate of the awards. Because the impact depends upon future events, it is not quantifiable at this time. In addition, management has not yet determined to make any changes in its business practices relating to stock options and will continue to monitor compensation practices in the marketplace and address the need for changes to maintain the competitiveness of the Company's compensation program.

2.    INVENTORY

        Inventory consists of (in thousands):

	December 31,
	2004	2005
Finished goods	$1,253	$1,306
Work in process	185	1,807

	$1,438	$3,113

        During 2004 and 2005, the Company recorded inventory write-downs of $84,000, and $474,000, respectively, due to excess and obsolete inventory and lower-of-cost or market markdown.

3.    PROPERTY AND EQUIPMENT—Net

        Property and equipment—net consists of (in thousands):

	December 31,
	2004	2005
Equipment and software	$738	$891
Furniture and fixtures	256	273
Leasehold improvements	57	91

	1,051	1,255
Less accumulated depreciation and amortization	(675)	(821)

	$376	$434

4.    ACCRUED LIABILITIES

        Accrued liabilities consists of (in thousands):

	2004	2005
Accrued compensation	$214	$551
Accrued product development fees	150	—
Accrued inventory purchases	130	239
Legal and professional	62	1,274
Exercise of unvested stock options	—	159
Income taxes payable	6	135
Other	114	329

	$676	$2,687

5.    RESTRUCTURING COSTS

        During the year ended December 31, 2004, the Company moved its corporate headquarters and business operations to another leased office facility in the United States. The Company incurred restructuring costs for the remaining lease payments for its previous office facility lease. Restructuring costs are as follows (in thousands):

	December 31, 2004	December 31, 2005
Restructuring costs accrued—beginning of the period	$—	$103
Restructuring costs expensed	224	—
Restructuring costs paid in the year	121	103

Restructuring costs accrued—end of the period	$103	$—

6.    REDEEMABLE CONVERTIBLE PREFERRED STOCK

        Redeemable convertible preferred stock consists of (in thousands, except share and per share amounts):

	December 31, 2004
Series	Issuance Price per Share	Shares Authorized	Shares Outstanding	Liquidation Amount	Balance
A	$0.50	3,004,219	3,004,219	$1,502	$1,498
B	1.50	2,457,980	2,457,980	3,687	3,638
C	4.50	1,279,465	1,269,465	5,713	5,540
D	5.00	1,500,000	1,500,000	7,500	7,402
E	5.00	4,000,000	2,400,000	12,000	11,866
E-1	5.00	1,600,000	1,600,000	8,000	7,924

		13,841,664	12,231,664	$38,402	$37,868

	December 31, 2005
Series	Issuance Price per Share	Shares Authorized	Shares Outstanding	Liquidation Amount	Balance
A	$0.50	3,004,219	3,004,219	$1,502	$1,498
B	1.50	2,457,980	2,457,980	3,687	3,638
C	4.50	1,279,465	1,269,465	5,713	5,540
D	5.00	1,500,000	1,500,000	7,500	7,402
E	5.00	2,400,000	2,400,000	12,000	11,866
E-1	5.00	1,600,000	1,600,000	8,000	7,924
F	5.50	545,454	545,454	3,000	2,909

		12,787,118	12,777,118	$41,402	$40,777

        The holders of redeemable convertible preferred stock have various rights and preferences as follows until such shares are converted into shares of common stock upon completion of this offering:

        Conversion—The shares of Series E, E-1 and F redeemable convertible preferred stock automatically convert into shares of common stock upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, if the offering results in gross cash proceeds of at least

$50,000,000 and at a public offering price of not less than $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits, combinations and recapitalizations). The shares of Series A, B, C and D redeemable convertible preferred stock automatically convert into shares of common stock upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, if the offering results in gross cash proceeds of at least $20,000,000 and at a public offering price of not less than $8.00 per share (adjusted to reflect subsequent stock dividends, stock splits, combinations and recapitalizations).

        Each share of Series A, B, C, D, E, E-1 and F redeemable convertible preferred stock outstanding is convertible at the option of the holder into such number of fully paid and nonassessable shares of common stock as is determined by dividing $0.50, $1.50, $4.50, $5.00, $5.00, $5.00 and $5.50 for each share of Series A, B, C, D, E, E-1 and F preferred stock, respectively, by the conversion price in effect at the time for such share. The initial conversion price for shares of Series A, B, C, D, E, E-1 and F preferred stock is $0.50, $1.50, $4.50, $5.00, $5.00, $5.00 and $5.50 per share. The Series A, B, C, D, E, E-1 and F conversion price is subject to adjustments for additional stock and certain dilutive issuances, recapitalizations and other distributions.

        Dividends—Noncumulative dividends at the annual rate of $0.03, $0.09, $0.27, $0.30, $0.30, $0.30 and $0.33 per share for Series A, B, C, D, E, E-1 and F redeemable convertible preferred stock, respectively, if and when declared by the Board of Directors, are payable to the holders of Series E and F redeemable convertible preferred stock in preference of the holders of Series A, B, C, D and E-l redeemable convertible preferred stock and common stock. Noncumulative dividends are payable to the holders of Series A, B, C, D, E, E-1 and F redeemable convertible preferred stock in preference to any dividends for common stock. No dividends are payable on common stock unless a dividend is paid to redeemable convertible preferred stockholders. No dividends have been declared since inception.

        Liquidation—In the event of any liquidation, dissolution or winding up of the corporation, either voluntary or involuntary, or any acquisition of the corporation by means of merger or other form of corporate reorganization in which the outstanding shares of the corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a reincorporation transaction) or a sale of all or substantially all of the assets of the corporation, the holders of Series E and F redeemable convertible preferred stock are entitled to a per share distribution in preference to holders of other preferred series and common stock equal to $5.00 and $5.50 respectively, (adjusted to reflect stock splits, stock dividends, recapitalizations) plus all declared but unpaid dividends per share. Upon completion of the distribution of the Series E and F liquidation preference, holders of the then outstanding Series A, B, C, D and E-1 preferred stock will be entitled to receive $0.50, $1.50, $4.50, $5.00 and $5.00 for Series A, B, C, D and E-l redeemable convertible preferred stock, respectively, (adjusted to reflect stock splits, stock dividends, recapitalizations) plus all declared but unpaid dividends on each share. In the event funds are insufficient to make a complete distribution to the holders of redeemable convertible preferred stock as described above, the entire assets and funds of the Company will be distributed to the holders of Series E and F redeemable convertible preferred stock, and then Series A, B, C, D and E-l redeemable convertible preferred stock in proportion to the preferential amount each such holder is entitled to receive.

        Thereafter, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such redeemable convertible preferred stock).

        Voting—The holders of Series A, B, C, D and F redeemable convertible preferred stock, and the holders of common stock, voting together as a single class, are entitled to elect three of the Company's five directors. The holders of Series E and E-1 redeemable convertible preferred stock, voting together as a single series, are entitled to elect one director. The fifth director is elected by all classes of stockholders.

        Each share of redeemable convertible preferred stock is entitled to one vote for each share of common stock into which the preferred stock is convertible.

        Redemption—The terms of the redeemable convertible preferred stock do not include mandatory redemption provisions; however, the holders have the ability to elect a majority of the board of directors. Accordingly, in accordance with EITF D-98, Classification and Measurement of Redeemable Securities, the redemption is not solely within the control of the Company and the redeemable convertible preferred stock is classified outside of permanent equity. The Company will begin to accrete the carrying value up to the liquidation value at such time as it becomes probable that it will become redeemable, which would result in a charge of $0.6 million to retained earnings or, in the absence of retained earnings, by a charge to paid-in capital.

        In February 2003, the Company repurchased 10,000 shares of Series C preferred stock at $4.50 per share from a former employee in connection with his termination. The Company did not have any requirement to repurchase these shares.

        In October 2003 following the sale of shares of Series E and E-1 preferred stock, the Company used a portion of the proceeds to fund a tender offer to repurchase outstanding shares of preferred stock at $4.00 per share. In connection with the tender offer, the Company repurchased an aggregate of 2,000,000 shares of Series A, Series B and Series C preferred stock. The repurchase of these shares was made to satisfy the requirement of a Series E and E-1 preferred stock investor to purchase a higher percentage ownership in the Company. In order to minimize dilution to existing stockholders, the Company provided an opportunity to its holders of Series A, Series B and Series C preferred stock for liquidity using a portion of the proceeds received from the Series E and E-1 investor.

7.    COMMON STOCK

        At December 31, 2005, the Company had reserved the following number of shares of common stock for future issuances:

Series A convertible preferred stock	3,004,219
Series B convertible preferred stock	2,457,980
Series C convertible preferred stock	1,269,465
Series D convertible preferred stock	1,500,000
Series E convertible preferred stock	2,400,000
Series E-1 convertible preferred stock	1,600,000
Series F convertible preferred stock	545,454
Stock options	3,676,192

16,453,310

8.    STOCK OPTION PLANS

        In 1997 and 2001, the Company adopted stock option plans (the "Plans"), which authorize the Board of Directors to grant incentive stock options ("ISOs") and nonstatutory stock options ("NSOs") to employees and consultants. The total number of shares reserved for issuance under the Plans by the Board of Directors is 6,500,000. In November 2005, the Company adopted the 2006 Stock Incentive Plan, which is subject to stockholders' approval, and reserved an aggregate of 1,990,000 shares of common stock for issuance under the 2006 Stock Incentive Plan.

        NSOs and stock purchase rights may be granted to employees and consultants. ISOs may be granted only to employees. To the extent that the aggregate fair market value of the shares with respect to which options designated as ISOs are exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess options shall be treated as NSOs. Under the Plans, ISOs are granted at a price that is not to be less than 100 percent of the fair market value, as determined by the Board of Directors, on the grant date. NSOs are granted at a price that is not less than 85 percent of the fair market value, as determined by the Board of Directors, on the date of grant. If ISOs and NSOs are granted to an employee who owns more than 10 percent of the total combined voting power of all classes of stock of the Company, the exercise price per share will be not less than 110 percent of the fair market value on the date of grant.

        Options under the Plans may be granted for periods up to ten years. Any option granted shall be exercisable at such times and under such conditions as determined by the Board and as permissible under the terms of the Plans. Options generally vest at the rate of 25 percent on the one-year anniversary of the vesting commencement date and ratably over the following 36 months.

        Certain options granted under the Plans are fully exercisable on and after the date of grant, subject to the Company's right to repurchase from an optionee, at the optionee's original per share exercise price, any unvested shares which the optionee has purchased and holds in the event of the termination of the optionee's employment, with or without cause. The Company's right lapses as shares subject to the option become vested. At December 31, 2005, 87,501 shares were subject to repurchase pursuant to these provisions.

        Stock option activity is summarized as follows:

	Shares Available for Grant	Number Outstanding	Weighted- Average Exercise Price
BALANCE—December 31, 2002 (2,350,244 shares exercisable at a weighted-average price of $0.36)	286,648	2,910,241	0.44
Additional shares authorized	500,000
Options granted (weighted-average fair value of $2.88)	(504,500)	504,500	0.90
Options exercised		(1,106,795)	0.38
Options canceled	65,106	(65,106)	0.75

BALANCE—December 31, 2003 (1,682,319 shares exercisable at a weighted-average price of $0.46)	347,254	2,242,840	0.56
Additional shares authorized	2,000,000
Options granted (weighted-average fair value of $2.80)	(835,000)	835,000	0.90
Options exercised		(361,423)	0.53
Options canceled	101,355	(101,355)	0.31
Shares repurchased	128,125

BALANCE—December 31, 2004 (1,890,016 shares exercisable at a weighted-average price of $0.60)	1,741,734	2,615,062	0.69
Options granted (weighted-average fair value of $4.17)	(763,062)	763,062	2.39
Options exercised		(680,604)	0.54
Options canceled	279,792	(279,792)	1.07

BALANCE—December 31, 2005 (1,244,418 shares exercisable at a weighted-average price of $0.66)	1,258,464	2,417,728	1.22

        The stock options outstanding and currently exercisable by exercise price at December 31, 2005, are as follows:

	Options Outstanding			Options Outstanding and Exercisable
		Weighted- Average Remaining Contractual Life (Years)
Exercise Price	Number Outstanding		Weighted- Average Exercise Price	Number Outstanding	Weighted- Average Exercise Price
$0.15	70,800	3.69	$0.15	70,800	$0.15
$0.45	557,166	4.71	0.45	557,166	0.45
$0.90	1,147,428	7.67	0.90	616,452	0.90
$1.50	348,000	9.50	1.50	—
$3.00	96,334	9.79	3.00	—
$4.00	173,000	9.88	4.00	—	—
$6.00	25,000	9.96	6.00	—

	2,417,728	7.40	1.22	1,244,418	0.66

9.    DEFERRED STOCK-BASED COMPENSATION

        As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the exercise price and deemed fair value of the Company's common stock on the date of grant.

        Consultant Options—For the years ended December 31, 2003, and 2005, the Company granted stock options to purchase 92,500 and 50,000 shares of common stock, respectively, to consultants in exchange for services at exercise prices ranging from $0.90 to $6.00 per share. No options were granted to consultants for the year ended December 31, 2004.

        The Company determined the value of the options granted to consultants based on the Black-Scholes option pricing model. The following table sets forth assumptions that were used in determining the fair value of options granted to consultants for the years ended December 31, 2003, and 2005:

	Years Ended December 31,
	2003	2005
Contractual life	10 years	10 years
Risk-free interest rates	4.58%	3.88%-4.39%
Volatility	70%	50%
Dividend yield	0%	0%

        The Company recorded $95,000, $177,000, and $92,000 from amortization of deferred stock compensation expense for consultants during the years ended December 31, 2003, 2004, 2005, respectively. Unamortized deferred stock-based compensation that relates to stock options granted to consultants at December 31, 2005 was $156,000. Such amount is subject to change in the future until the related options vest based on changes in the fair value of the Company's common stock.

        Employee Options—In connection with certain employee stock option grants, the Company recognized deferred stock-based compensation based on the excess of the deemed fair value of the underlying stock over the stock option exercise price at the date of grant, which is being amortized over the vesting periods of the related options and stock, generally four years, using the multiple grant method described in Note 1. Future compensation charges are subject to reduction for any employee who terminates employment prior to such employee's option vesting date. Stock compensation from vested options, whether forfeited or not, is not reversed. For example, for an option that vests as to 25% of the full grant upon the first anniversary from the vesting start date and the remaining 75% of the shares in equal monthly installments over the next three years, the multiple grant approach results in slightly more than 50% of the aggregate deferred stock compensation being expensed during the first year after grant. If an employee terminates before one year when the initial 25% of the option vests, all previously expensed stock compensation is reversed in the period of termination. If an employee terminates after one year from grant, the previously expensed compensation in excess of the amount relating to the straight line amortization associated with the vested 25% of the options is reversed.

        During the year ended December 31, 2004, and 2005, the Company granted stock options with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Fair Value per Share	Weighted- Average Intrinsic Value per Share
	(in thousands)
March 31, 2004	—	$—	$—	$—
June 30, 2004	500,500	0.90	2.80	1.90
September 30, 2004	212,500	0.90	2.80	1.90
December 31, 2004	122,000	0.90	2.80	1.90
March 31, 2005	30,000	0.90	2.80	1.90
June 30, 2005	312,062	1.50	3.35	1.85
September 30, 2005	80,000	1.50	3.99	2.49
December 31, 2005	291,000	3.75	5.26	1.51

        The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period).

        Future Amortization of Deferred Stock-based Compensation—Unamortized deferred stock-based compensation from employee and nonemployee outstanding stock options was $1.3 million at December 31, 2005. Future years' amortization after adoption of SFAS 123R is expected to be $855,000, $333,000, $117,000 and $18,000 for 2006, 2007, 2008 and 2009, respectively.

10.    COMMITMENTS AND CONTINGENCIES

        Leases—The Company has agreements to lease office space under noncancelable operating leases with expiration dates in July and September 2006, for Korea, February 2008, for Taiwan, December 2006 for China, and December 2006, for the United States (California) and October 2008 for the United States (Illinois).

        Rent expense for the years ended December 31, 2003, 2004, and 2005 was $280,000, $571,000, $461,000, respectively. The Company recognizes rent expense on a straight-line basis over the lease period.

        Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Operating Leases
Year ending December 31, 2006	607
Year ending December 31, 2007	114
Year ending December 31, 2008	61
Thereafter	—

$782

        Purchase Committments—As of December 31, 2005, the Company has purchase commitments of $1,959,000 with its inventory suppliers with due dates within the next twelve months. Both the quantities and purchase prices are fixed in the noncancelable commitments.

        Legal Proceedings—On May 27, 2005, a third-party filed an administrative action against the Company before the South Korean Intellectual Property Tribunal seeking a determination that two of the Company's products allegedly infringe this third-party's patent. On March 30, 2006, the South Korean Intellectual Property Tribunal concluded that the TW2824 and TW2834 products do not infringe this third-party's patent.

11.    STOCKHOLDER NOTES RECEIVABLE

        At December 31, 2004, the Company held full recourse promissory notes receivable totaling $438,000 due from certain officers and employees of the Company. These notes were repaid in full in 2005. The full recourse promissory notes bore interest at rates ranging from 3 percent to 6 percent, which rates were deemed to be below market rates for the individuals. Interest and principal on the notes were payable at the maturity dates of the notes, which ranged from December 2007 to January 2008. In accordance with FASB Interpretation No. ("FIN") 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 and EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, during the years ended December 31, 2003, 2004 and 2005, the Company recorded deferred compensation of $147,000, $13,000, and $0, respectively. During the years ended December 31, 2003, 2004, and 2005, the Company amortized $66,000, $25,000, and $0 of deferred stock compensation for the full-recourse promissory notes, respectively.

12.    INCOME TAXES

        The components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,
	2003	2004	2005
United States	$(5,233)	$(1,731)	$4,680
Foreign	34	40	21

Income (loss) before income taxes	$(5,199)	$(1,691)	$4,701

        The components of the provision for income taxes are as follows (in thousands):

	December 31,
	2003	2004	2005
Current:
Federal	$—	$—	$110
State	—	1	33
Foreign	—	50	17

Total current	—	51	160

Deferred—net	—	—	—

Provision for income taxes	$—	$51	$160

        The components of deferred tax assets for federal and state income taxes are as follows (in thousands):

	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$7,257	$5,116
Research and other credits	810	1,045
Accruals	1,858	1,770
Other	155	351

Total deferred tax assets	10,080	8,282
Valuation allowance	(10,080)	(8,282)

Deferred tax assets	$—	$—

        Based on the available evidence, management believes it is more likely than not that the net deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance against its deferred tax assets for all periods presented. The valuation allowance decreased by $1.8 million in 2005 primarily from the use of net operating loss carryforwards.

        At December 31, 2005, the Company had approximately $14 million of federal and $9 million of state net operating loss carryforwards available to offset future taxable income. If not utilized, these carryforwards will begin to expire beginning in 2012 for federal and state tax purposes. As of December 31, 2005, the Company also has research and other tax credit carryforwards of approximately $571,000 and $519,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2012. The state tax credits can be carried forward indefinitely. The Company also has federal and California alternative minimum tax credits carryover of $109,000 and $33,000, respectively, and these credits do not expire.

        The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	Years Ended December 31,
	2003	2004	2005
U.S. statutory federal taxes at statutory rate (benefit)	(34.0)%	(34.0)%	34.0%
State taxes—net of federal benefit	(5.8)	(5.8)	5.8
Research and development credits (benefit)	(2.8)	(7.3)	(2.6)
Difference between U.S. statutory rate and foreign effective rate	(0.2)	2.2	0.2
Stock-based compensation	5.2	13.2	3.3
Other	2.0	1.7	0.9
Change in valuation allowance	35.6	33.0	(38.2)

Effective tax rate	—%	3.0%	3.4%

        The Company's ability to use its federal and state net operating loss carryforwards and federal and state tax credit carryforwards to offset future taxable income and future taxes is subject to restrictions attributable to equity transactions that result from changes in ownership as defined by Internal Revenue Code Sections 382 and 383. As a consequence, a portion of the Company's net operating loss carryforwards are subject to an annual limitation on utilization of approximately $3 million, which is cumulative.

13.    EMPLOYEE BENEFIT PLAN

        The Company sponsors a 401(k) savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pretax basis, an amount of their annual compensation, not to exceed a maximum contribution pursuant to Section 401(k) of the Internal Revenue Code. The Company may contribute to the plan on a discretionary basis, but is not required, nor has it contributed, to the plan for the years ended December 31, 2003, 2004 and 2005. The contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan.

14.    RELATED PARTY TRANSACTIONS

        One of the Company's Board members is a partner in a law firm that provides services to the Company. The Company paid $187,000, $149,000, and $286,000 to this law firm for legal services in the years ended December 31, 2003, 2004, and 2005, respectively. The amount payable to this law firm was $15,000 and $53,000 at December 31, 2004 and 2005, respectively.

15.    SEGMENT INFORMATION

        The Company currently operates in one reportable segment, the designing, marketing and selling of mixed signal integrated circuits for multiple video applications in the consumer, security surveillance and automotive markets. The Company's chief operating decision maker is the CEO.

        The percentage of total revenues by geographic location are as follows:

	Years Ended December 31,
	2003	2004	2005
South Korea	61%	52%	41%
Taiwan	25	25	38
Japan	7	14	4
United States	3	2	1
China/Hong Kong	3	7	16
Other	1	—	—

        Revenues by product line are as follows (in thousands):

	Years Ended December 31,
	2003	2004	2005
Video Decoders(1)	$6,095	$7,986	$16,142
Security Surveillance(2)	164	3,615	13,804
LCD Display(3)	4,714	4,818	4,997
Other(4)	155	832	1,108

Total revenues	$11,128	$17,251	$36,051

(1)
Consists of our general purpose video decoders designed for use in the consumer, security surveillance and automotive markets. Revenues from general purpose video decoders used in security surveillance systems and LCD displays are reported under our video decoder product line and not our security surveillance or LCD display product lines.

(2)
Consists of our application specific products designed for use in security surveillance systems.

(3)
Consists of our application specific products designed for use in LCD displays.

(4)
Consists of contract development projects early generation mixed signal semiconductors for digital video applications unrelated to our three principal product lines and a PCI video decoder product.

        The following is a summary of long-lived assets by geographic region (in thousands):

	December 31,
Country
	2004	2005
United States	$282	$306
Taiwan	86	91
South Korea	8	37

Total	$376	$434

TECHWELL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    UNAUDITED QUARTERLY RESULTS OF OPERATIONS

        The following table sets forth the statement of operations data for the eight quarters ended December 31, 2005 (in thousands, except per share data). The unaudited quarterly information has been prepared on the same basis as the audited financial statements. In the opinion of management, this table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Quarters Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005		December 31, 2005
REVENUES	$3,814	$4,070	$3,618	$5,749 (1)	$5,700	$9,682	$9,877		$10,792
COST OF REVENUES	1,848	1,963	1,916	3,053 (1)	3,224	4,226	4,994	(2)	4,860

GROSS PROFIT	1,966	2,107	1,702	2,696	2,476	5,456	4,883		5,932

OPERATING EXPENSES:
Research and development	1,526	1,422	1,199	2,172	1,941	1,960	2,217		2,566
Selling and marketing	459	614	762	553	895	878	892		986
General and administrative	190	339	461	420	441	437	504		697
Restructuring charges	—	—	172	52	—	—	—		—

Total operating expenses	2,175	2,375	2,594	3,197	3,277	3,275	3,613		4,249

INCOME (LOSS) FROM OPERATIONS	(209)	(268)	(892)	(501)	(801)	2,181	1,270		1,683
INTEREST INCOME	41	37	51	50	63	80	105		120

INCOME (LOSS) BEFORE INCOME TAXES	(168)	(231)	(841)	(451)	(738)	2,261	1,375		1,803
INCOME TAXES	—	30	20	1	5	63	52		40

NET INCOME (LOSS)	$(168)	$(261)	$(861)	$(452)	$(743)	$2,198	$1,323		$1,763

Basic net income (loss) per share	(0.05)	(0.07)	(0.24)	(0.12)	(0.20)	0.56	0.33		$0.41
Shares used in computing basic net income (loss) per share	3,461	3,579	3,644	3,676	3,753	3,901	4,046		4,281
Diluted net income (loss) per share	(0.05)	(0.07)	(0.24)	(0.12)	(0.20)	0.12	0.07		$0.09
Shares used in computing diluted net income (loss) per share	3,461	3,579	3,644	3,676	3,753	18,398	18,572		18,772

(1)
Includes revenues of $1.8 million and cost of revenues of $1.0 million related to a change in the timing of the recognition of sales to distributors.

(2)
Includes a $0.4 million charge for purchase commitments in excess of forecasted requirements and the write-down of inventory.

                    Shares

Common Stock

PROSPECTUS

             , 2006

LEHMAN BROTHERS

Sole Book-Running Manager

COWEN & COMPANY

NEEDHAM & COMPANY, LLC

PIPER JAFFRAY

PACIFIC GROWTH EQUITIES, LLC

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$9,229
National Association of Securities Dealers, Inc. filing fee		9,125
Nasdaq National Market listing fee		100,000
Blue Sky fees and expenses		10,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent's fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment

Item 14. Indemnification of Directors and Officers

        Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        The Registrant's amended and restated bylaws, attached as Exhibit 3.4 hereto, provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into separate indemnification agreements, attached as Exhibit 10.1 hereto, with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service, other than liabilities arising from willful misconduct of a culpable nature. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

        The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

        Since our inception, we have issued and sold the following securities:

          From March 7, 1997 to December 31, 2005, the Registrant has issued and sold an aggregate of 4,634,684 shares of common stock to directors, officers, employees, former employees and consultants at prices ranging from $0.05 to $3.00 per share. The sales of these securities were exempt from registration pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act. Each recipient of shares provided bona fide services to the Registrant not in connection with a capital-raising transaction. The Registrant received aggregate cash consideration of $1,483,261, some of which was initially paid under the terms of promissory notes, all of which together with accrued interest have been repaid in full.

          On July 10, 1997, the Registrant issued and sold 4,104,000 shares of series A preferred stock to 17 investors, all of whom were accredited, at $0.50 per share for aggregate cash consideration of $2,052,000. The sales of these securities were exempt from registration pursuant to Regulation D promulgated under Section 4(2) of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access, through their relationship with the registrant, to information about the registrant. Each recipient also represented to the Registrant that it was an accredited investor as such term is defined in Regulation D promulgated under Section 4(2) of the Securities Act.

          From July 29, 1998 through October 29, 1999, the Registrant issued and sold 3,137,664 shares of series B preferred stock to 30 investors, all of whom were accredited, at $1.50 per share for aggregate cash consideration of $4,706,496. The sales of these securities were exempt from registration pursuant to Regulation D promulgated under Section 4(2) of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access, through their relationship with the registrant, to information about the registrant. Each recipient also represented to the Registrant that it was an accredited investor as such term is defined in Regulation D promulgated under Section 4(2) of the Securities Act.

          From July 5, 2000 through August 31, 2000, the Registrant issued and sold 1,500,000 shares of series C preferred stock to 33 investors, all of whom were accredited, at $4.50 per share for aggregate cash consideration of $6,750,000. The sales of these securities were exempt from registration pursuant to Regulation D promulgated under Section 4(2) of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access, through their relationship with the registrant, to information about the registrant. Each recipient also represented to the Registrant that it was an accredited investor as such term is defined in Regulation D promulgated under Section 4(2) of the Securities Act.

          From December 27, 2001 through December 27, 2002, the Registrant issued and sold 1,500,000 shares of series D preferred stock to seven investors, all of whom were accredited, at $5.00 per share for aggregate cash consideration of $7,500,000. The sales of these securities were exempt from registration pursuant to Regulation D promulgated under Section 4(2) of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access, through their relationship with the registrant, to information about the registrant. Each recipient also represented to the Registrant that it was an accredited investor as such term is defined in Regulation D promulgated under Section 4(2) of the Securities Act.

          On October 2, 2003, the Registrant issued and sold 2,400,000 shares of series E preferred stock to two investors, all of whom were accredited, at $5.00 per share for aggregate cash consideration of $12,000,000. The sales of these securities were exempt from registration pursuant to Regulation D promulgated under Section 4(2) of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access, through their relationship with the registrant, to information about the registrant. Each recipient also represented to the Registrant that it was an accredited investor as such term is defined in Regulation D promulgated under Section 4(2) of the Securities Act.

          On October 2, 2003, the Registrant issued and sold 1,600,000 shares of series E-1 preferred stock to two investors, all of whom were accredited, at $5.00 per share for aggregate cash consideration of $8,000,000. The sales of these securities were exempt from registration pursuant to Regulation D promulgated under Section 4(2) of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. All recipients had adequate access, through their relationship with the registrant, to information about the registrant. Each recipient also represented to the Registrant that it was an accredited investor as such term is defined in Regulation D promulgated under Section 4(2) of the Securities Act.

          On March 11, 2005, the Registrant issued and sold 545,454 shares of series F preferred stock to one investor, who was an accredited investor, at $5.50 per share for aggregate cash consideration of $2,999,997. The sale of these securities was exempt from registration pursuant to Regulation D promulgated under Section 4(2) of the Securities Act. The recipient of these securities represented its intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof. The recipient had adequate access, through its relationship with the registrant, to information about the registrant. The recipient also represented to the Registrant that it was an accredited investor as such term is defined in Regulation D promulgated under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
3.(i)1**	Amended and Restated Articles of Incorporation of the Registrant and amendments thereto.
3.(i)2**	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.
3.(ii)1**	Bylaws of the Registrant and amendments thereto.
3.(ii)2**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
4.1*	Specimen Common Stock Certificate.
5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10.1**	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2**	1997 Stock Plan (as amended) and form of agreements thereunder.
10.3**	2001 Stock Plan (as amended) and form of agreements thereunder.
10.4**	Form of 2006 Stock Incentive Plan and form of agreements thereunder.
10.5**	Sublease Agreement by and between Registrant and Novellus Systems, Inc., dated August 1, 2004.
10.6**	Fourth Amended and Restated Rights Agreement, dated March 11, 2005.
10.7**	Offer Letter dated November 1, 2005 between the Registrant and Mark Voll.
10.8	Fourth Amended and Restated Co-Sale Agreement, dated March 11, 2005.
10.9	Second Amended and Restated Voting Agreement, dated March 11, 2005 and amendment thereto.
10.10	First Amendment to the Fourth Amended and Restated Rights Agreement, dated March 27, 2006.
16.1**	Letter Regarding Change in Certifying Accountants.
21.1**	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
24.1**	Power of Attorney.
24.2**	Power of Attorney for Justine Lien.
99.1	Consent of Duff & Phelps, LLC.

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules

  Schedules are omitted because they are not required or the information is included in the financial statements.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

          (1)   For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To provide to the underwriters at the closing(s) specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 10th day of April, 2006.

TECHWELL, INC.
By	/s/ FUMIHIRO KOZATO Fumihiro Kozato President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, Amendment No. 3 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ FUMIHIRO KOZATO Fumihiro Kozato	President, Chief Executive Officer (Principal Executive Officer) and Director	April 10, 2006
/s/ MARK VOLL Mark Voll	Chief Financial Officer (Principal Financial and Accounting Officer)	April 10, 2006
* Robert D. Cochran	Director	April 10, 2006
* Richard H. Kimball	Director	April 10, 2006
* C.J. Koomen	Director	April 10, 2006
* Justine Lien	Director	April 10, 2006
* Dr. Phillip J. Salsbury	Director	April 10, 2006
*	/s/ MARK VOLL Mark Voll Attorney-in-Fact

Exhibit Index

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
3.(i)1**	Amended and Restated Articles of Incorporation of the Registrant and amendments thereto.
3.(i)2**	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.
3.(ii)1**	Bylaws of the Registrant and amendments thereto.
3.(ii)2**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
4.1*	Specimen Common Stock Certificate.
5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10.1**	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2**	1997 Stock Plan (as amended) and form of agreements thereunder.
10.3**	2001 Stock Plan (as amended) and form of agreements thereunder.
10.4**	Form of 2006 Stock Incentive Plan and form of agreements thereunder.
10.5**	Sublease Agreement by and between Registrant and Novellus Systems, Inc., dated August 1, 2004.
10.6**	Fourth Amended and Restated Rights Agreement, dated March 11, 2005.
10.7**	Offer Letter dated November 1, 2005 between the Registrant and Mark Voll.
10.8	Fourth Amended and Restated Co-Sale Agreement, dated March 11, 2005.
10.9	Second Amended and Restated Voting Agreement, dated March 11, 2005 and amendment thereto.
10.10	First Amendment to the Fourth Amended and Restated Rights Agreement, dated March 27, 2006.
16.1**	Letter Regarding Change in Certifying Accountants.
21.1**	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
24.1**	Power of Attorney.
24.2**	Power of Attorney for Justine Lien.
99.1	Consent of Duff & Phelps, LLC.

*
To be filed by amendment.

**
Previously filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Summary Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Industry
Risks Related to this Offering
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TECHWELL, INC CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
TECHWELL, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
TECHWELL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
TECHWELL, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
Exhibit Index